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As filed with the Securities and Exchange Commission on December 4, 2003

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Corgentech Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	77-050339 (I.R.S. Employer Identification Number)

650 Gateway Boulevard
South San Francisco, CA 94080
(650) 624-9600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John P. McLaughlin
President and Chief Executive Officer
Corgentech Inc.
650 Gateway Boulevard
South San Francisco, CA 94080
(650) 624-9600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew B. Hemington, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000	Alan C. Mendelson, Esq. Laura I. Bushnell, Esq. Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, CA 94025-1105 (650) 328-4600

        Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

        If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $0.001 par value	$86,250,000	$6,978

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 4, 2003

                  Shares

Common Stock

        Prior to the offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $            and $            per share. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "CGTK."

        The underwriters have an option to purchase a maximum of            additional shares to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" on page 6.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Corgentech Inc.
Per Share	$	$	$
Total	$	$	$

        Delivery of the shares of common stock will be made on or about                        , 2004.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse First Boston	Lehman Brothers

CIBC World Markets	U.S. Bancorp Piper Jaffray

The date of this prospectus is                        , 2003

        You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document is only accurate as of the date of this document.

        Until                        , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        You should read the following summary together with the entire prospectus, including the more detailed information in our financial statements and related notes appearing in the back of this prospectus. You should carefully consider, among other things, the matters discussed in "Risk Factors."

        Corgentech is a biopharmaceutical company focused on the discovery, development and commercialization of a new class of therapeutics called transcription factor decoys, or TF decoys. Our TF decoys are short strands of DNA that specifically bind to and block the activity of their target transcription factors. Transcription factors are widely recognized as excellent therapeutic targets because they control gene expression and biological processes. Because abnormal gene expression is a fundamental cause of many diseases, controlling the regulators, the transcription factors, offers an attractive therapeutic approach. We are focused on TF decoys initially for the treatment of cardiovascular disease, inflammatory disease, such as arthritis, and cancer.

        We are creating a pipeline of novel therapeutics based on our proprietary TF decoy technology. Our lead product candidate, E2F Decoy, is currently in two Phase 3 clinical trials for the prevention of vein graft failure. In September 2003, we completed patient enrollment for both of our Phase 3 clinical trials. We are also developing E2F Decoy for the prevention of arterio-venous, or AV, graft failure and intend to begin Phase 1/2 clinical trials for this indication in the first half of 2004. E2F Decoy has received Fast Track designation from the FDA for both the prevention of vein graft failure and AV graft failure. We have entered into a world-wide collaborative agreement with Bristol-Myers Squibb Company, or BMS, for the development and commercialization of E2F Decoy for all indications. We also have additional TF decoys in preclinical development for the treatment of inflammatory diseases and cancer.

        The Market Opportunity for Our Lead Product Candidate.    Bypass graft surgery is one of the most common surgical procedures in the United States. This procedure involves using sections of a patient's vein to bypass clogged arteries that transport blood to the heart or leg by rerouting blood around the clogged artery. There are two types of bypass graft procedures, both of which are performed to improve the flow of blood and oxygen to the affected organ or limb. Coronary Artery Bypass Graft, or CABG, surgery involves rerouting the flow of blood to the heart, while Peripheral Artery Bypass Graft, or PBG, surgery involves rerouting the flow of blood to the legs. In 2000, approximately 375,000 and 120,000 patients underwent CABG and PBG surgery, respectively, in the United States.

        While CABG and PBG surgeries are very effective procedures, these grafts often fail due to abnormal cell growth that results in a narrowing of the vein. In the case of CABG surgery, approximately 19% of these grafts fail within the first year with the failure rate increasing to about 50% between years ten and fifteen. The consequences of failure for CABG patients include heart attack, chest pain, congestive heart failure, irregular heartbeat and death. In the case of PBG surgery, about 20% to 30% of the grafts fail within the first year and up to 50% to 70% fail within five years. The consequences of failure for PBG patients include grave disability and discomfort, poor wound healing, gangrene, amputation of some or all of the limb and death. The surgery to repair a failed or failing graft is a technically more difficult procedure with an increased risk of complications.

        In 2001, there were more than 300,000 patients in the United States with severe kidney disease, known as end stage renal disease, who required dialysis treatment. Approximately 91,000 of these patients per year receive vascular access grafts into the arm. An AV graft composed of a plastic material is used to connect an artery and vein in the arm of the dialysis patient. More than half of these grafts fail within six months and over 95% fail within 24 months following the surgery. Vascular access graft failure accounts for 25% of the hospitalizations of these patients and results in an estimated $1 billion in annual costs in the United States alone.

        Our Lead Product Candidate.    E2F Decoy works by binding to and inactivating the E2F transcription factor. This transcription factor turns on a dozen or more genes responsible for the proliferation of smooth muscle cells that can lead to arterial blockage and failure of bypass vein grafts. Bypass vein grafts often fail because the thin walled veins are not accustomed to high pressure arterial flow. These veins seek to adapt to the high pressure environment by causing the proliferation of smooth muscle cells. These smooth muscle cells line the inner surface of a bypass vein graft, making the vein wall thicker which leads to a build up of plaque and eventually blockage of the graft. By inactivating E2F, we believe that E2F Decoy may not only prevent the formation of the inner layer of smooth muscle cells on a bypass vein graft that leads to blockage and failure, but also force the vein to strengthen its wall in a more favorable manner. Following E2F Decoy treatment, the vein adapts by causing the cells in the middle of its wall to lengthen and thicken, strengthening the vein and making it look more like the artery it is bypassing.

        We are conducting two randomized, double-blind, placebo controlled Phase 3 clinical trials to evaluate the safety and effectiveness of E2F Decoy in the prevention of bypass graft failure, one trial in 2,400 patients undergoing CABG surgery and the other trial in 1,400 patients undergoing PBG surgery. In the CABG trial, we are using angiography to measure the reduction in the occurrence of blockages of 75% or greater in the bypass graft at 12 months in E2F Decoy treated patients versus a placebo group. In the PBG trial, we are measuring the difference in time from the PBG surgery to the first procedure needed to repair a failed or failing graft or amputation between E2F Decoy treated patients and a placebo group. Our data safety and monitoring boards for both Phase 3 clinical trials have each met twice and recommended that the trials proceed. Data from both trials will be required to support FDA approval for prevention of bypass graft failure, which includes CABG and PBG surgery. We expect results from our CABG trial in the first quarter of 2005 and results from our PBG trial in the fourth quarter of 2004.

        We have completed two randomized, blinded, placebo controlled earlier stage trials studying E2F Decoy's ability to prevent bypass graft failure. In a Phase 2 clinical trial in CABG patients, we observed a statistically significant reduction of blockage (of 75% or greater) in E2F Decoy treated patients in a per graft analysis of angiograms obtained 12 months after treatment. In a Phase 1/2 clinical trial in PBG patients, we showed that treatment of bypass vein grafts with E2F Decoy during the surgery was safe and resulted in significant inhibition of the E2F-controlled genes and the smooth muscle proliferation that leads to bypass graft failure. We observed no adverse events related to E2F Decoy treatment in these trials.

        Collaboration with Bristol-Myers Squibb Company.    In October 2003, we entered into our collaboration with BMS for the development and commercialization of E2F Decoy. BMS paid us $45 million, consisting of $25 million in cash and a $20 million equity investment. Future BMS financial obligations include (a) funding of a majority of ongoing development costs for E2F Decoy, (b) payments of up to $205 million based on achievement of regulatory milestones and (c) payments of up to $320 million based on attainment of sales milestones. We have retained the right to co-promote E2F Decoy in the United States and intend to build our own sales force to market E2F Decoy to cardiothoracic and vascular surgeons. We will share equally in profits and losses on sales of E2F Decoy in the United States. We have granted BMS the exclusive right to commercialize E2F Decoy outside the United States pursuant to a royalty-bearing license.

        Advantages of Our Transcription Factor Decoy Platform.    We believe our TF decoys may offer several advantages over existing therapeutic approaches:

  •
  Broadly Applicable to a Variety of Diseases.  Because inappropriate expression of genes plays an important role in most diseases, our TF decoy technology allows us to address a wide range of diseases.

  •
  Potentially More Effective Treatment.  Many diseases are caused by the inappropriate expression of multiple functionally related genes. By intervening at the transcription factor level, TF decoys prevent the expression of multiple, related genes that are turned on when they should not be, thereby potentially providing more effective treatment than therapeutics that target a single gene.

  •
  Short Development Cycle.  In contrast to the year or more required to discover and optimize small molecule therapeutics, TF decoys can be designed based on known transcription factor binding site information and be ready for preclinical testing in a matter of one or two months.

  •
  Ease of Manufacturing.  In contrast to the typical biotechnology therapeutic product, TF decoys can be easily synthesized and purified at a reasonable cost. Our synthesis technology renders TF decoys resistant to degradation which simplifies the storage and distribution of these products.

        As of December 3, 2003, we had 37 issued patents, 35 pending patent applications, exclusive licenses and trade secrets covering our TF decoy and delivery technology.

        Our Management Team.    We have assembled a management team with over 100 years of experience in the discovery, development, registration, manufacture and commercialization of new therapies at 19 pharmaceutical, medical device and biotechnology companies. We are also advised by renowned thought leaders and highly respected cardiothoracic and vascular surgeons, the two primary user groups of our lead product candidate, E2F Decoy. We believe that our expertise will enable us to maximize the commercial opportunity for E2F Decoy as well as our future transcription factor decoy products.

        Risks Related to Our Business.    We are at an early stage in the development of our company with a limited operating history and have had no revenues derived from operations. We have experienced significant operating losses since our inception, and we expect to continue to incur substantial additional operating losses. If we are unable to develop, receive approval for, or successfully commercialize our lead product candidate, E2F Decoy, we may never be profitable and may have to cease operations.

Corporate Information

        We were incorporated in Delaware in January 1999. The address of our principal executive office is 650 Gateway Boulevard, South San Francisco, California 94080, and our telephone number is (650) 624-9600. Our website address is www.corgentech.com. We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus.

The Offering

Common stock offered by Corgentech:	shares
Common stock to be outstanding after the offering:	shares
Proposed Nasdaq National Market symbol:	CGTK
Use of proceeds:
We expect to use the net proceeds from this offering to continue the development of E2F Decoy and our other product candidates, to prepare for the commercial launch of E2F Decoy and for other general corporate purposes.

        The number of shares to be outstanding immediately after this offering is based on 80,180,874 shares of common stock outstanding as of October 31, 2003, and excludes:

  •
  2,823,550 shares of common stock issuable upon the exercise of stock options outstanding as of October 31, 2003, with a weighted average exercise price of $0.29 per share;

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  3,919,150 shares of common stock issuable upon the exercise of warrants outstanding as of October 31, 2003, with a weighted average exercise price of $1.84 per share, of which 67,823 shares of common stock issuable upon the exercise of warrants will remain outstanding after this offering; and

  •
  467,644 shares of common stock reserved for future grants under our stock option plan as of October 31, 2003.

Unless specifically stated, all information contained in this prospectus:

  •
  gives effect to a            -for-            reverse split of our common stock and preferred stock prior to the closing of this offering;

  •
  gives effect to the conversion of all of our shares of preferred stock into 69,308,652 shares of common stock immediately prior to the closing of this offering; and

  •
  assumes no exercise of the underwriters' over-allotment option.

Summary Financial Data

        The following summary financial data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section included later in this prospectus, and our financial statements and related notes included in the back of this prospectus. We have derived the statements of operations data for the years ended December 31, 2000, 2001 and 2002 from our audited financial statements which are included in this prospectus. The statements of operations data for the nine months ended September 30, 2002 and 2003 and the balance sheet data as of September 30, 2003, is unaudited.

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
	(in thousands, except share and per share data)
Statements of Operations Data:
Operating expenses:
Research and development	$1,333	$6,535	$19,267	$11,747	$33,124
General and administrative	781	3,907	5,475	3,589	5,730

Total operating expenses	(2,114)	(10,442)	(24,742)	(15,336)	(38,854)

Loss from operations	(2,114)	(10,442)	(24,742)	(15,336)	(38,854)
Interest income/(expense), net	57	349	(905)	(1,084)	141

Net loss	$(2,057)	$(10,093)	$(25,647)	$(16,420)	$(38,713)

Basic and diluted net loss per common share	$(0.67)	$(2.09)	$(3.97)	$(2.65)	$(4.93)
Shares used in computing basic and diluted net loss per common share	3,061,158	4,838,404	6,453,035	6,194,855	7,858,104
Pro forma basic and diluted net loss per common share			$(0.66)		$(0.74)

Shares used in computing pro forma basic and diluted net loss per common share			38,676,343		52,634,553

	As of September 30, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$6,360	$48,360
Working capital (deficit)	(7,216)	34,784
Total assets	9,927	51,927
Total liabilities	15,042	14,061
Convertible preferred stock	64,374	114,374
Deficit accumulated during the development stage	(77,503)	(96,556)
Total stockholders' equity (deficit)	(69,489)	(88,542)

        See Note 2 of Notes to Financial Statements for a description of the method used to compute pro forma basic and diluted net loss per common share and shares used in computing pro forma basic and diluted net loss per common share.

        The table above presents summary balance sheet data on an actual basis, pro forma basis and pro forma as adjusted basis. The pro forma column reflects (a) our sale of 5,405,400 shares of Series C preferred stock on October 16, 2003, (b) our sale of 8,316,008 shares of Series D preferred stock on October 20, 2003 and (c) issuance of 10,810,795 shares of Series C preferred stock upon the conversion of convertible promissory notes on October 20, 2003, as if such shares had been issued at September 30, 2003. Pro forma amounts exclude the $25 million cash up-front payment we received from BMS in October 2003. The pro forma as adjusted column adjusts the pro forma information to reflect (a) the conversion of all our preferred stock into an aggregate of 69,308,652 shares of common stock immediately prior to the closing of this offering, and (b) the sale of                        shares of our common stock at an assumed initial public offering price of $    per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

        Before you invest in our common stock, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our historical financial statements and related notes, before you decide to purchase shares of our common stock. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

We will depend heavily on the success of our lead product candidate, E2F Decoy, which is still in development. If we are unable to commercialize E2F Decoy or experience significant delays in doing so, we may have to cease operations.

        We have invested a significant portion of our time and financial resources since our inception in the development of E2F Decoy. We anticipate that in the near term our ability to generate revenues will depend solely on the successful development, approval and commercialization of E2F Decoy. If we are not successful in the completion of clinical trials for the development, approval and commercialization of E2F Decoy, we may never generate any revenues and may be forced to cease operations. All of our other product candidates are in preclinical development, and we do not expect to seek regulatory approval of these products for many years, if at all.

        The commercial success of E2F Decoy will depend upon successful completion of clinical trials, manufacturing commercial supplies, obtaining marketing approval, successfully launching the product and acceptance of the product by the medical community and third party payors as clinically useful, cost-effective and safe. If the data from one or both of our Phase 3 clinical trials is not satisfactory, we may not proceed with our planned filing of an application for approval or we may be forced to delay the filing or narrow the indication for which we are seeking marketing approval.

        Our E2F Decoy consists of a drug and a delivery device, both of which must be approved to commercialize E2F Decoy. Even if we file an application for approval with satisfactory clinical data, the FDA may not accept our filing, or may request additional information, including data from additional clinical trials. The FDA may also approve the device but not the drug or vice versa, may approve E2F Decoy for very limited purposes with many restrictions on its use, may delay approval, or ultimately, may not grant marketing approval for E2F Decoy. Even if we do receive the approval of the FDA, we may be unable to gain market acceptance by the medical community and third-party payors.

If BMS terminates our collaboration, or if there are any adverse developments in our relationship with BMS, we could be prevented from successfully commercializing E2F Decoy.

        In October 2003, we entered into agreements with BMS relating to the development, regulatory approval and commercialization of E2F Decoy. Based on the terms of our collaboration, we expect to receive significant development funding and milestone payments from BMS. BMS may terminate the collaborative agreement upon six months prior notice, after which BMS will not be obligated to fund our development and commercialization costs or make milestone payments. The collaboration is governed by a joint steering committee, consisting of an equal number of representatives of us and BMS. There are also working groups with representation from both parties that have responsibility over development and regulatory, manufacturing, finance and commercialization matters. Ultimate decision-making authority is vested in us as to some matters and in BMS as to other matters. A third category of decisions require the approval of both us and BMS. Outside the United States, ultimate decision-making authority as to most matters is vested in BMS. Any loss of BMS as a commercial partner for E2F Decoy, dispute over the terms of the collaboration, disagreements over decisions made with respect to the collaboration or other adverse developments in our relationship with BMS would harm our business and would require us to seek additional capital.

We have limited manufacturing capabilities and manufacturing personnel and expect to depend on third parties to manufacture E2F Decoy and any future products. We are dependent on single suppliers for E2F Decoy intermediates and components of the pressure device used to administer E2F Decoy.

        We have limited personnel with experience in, and we do not own facilities for, manufacturing any clinical or commercial products. We rely on third parties to supply us with E2F Decoy for our clinical trials and are in the process of negotiating agreements with these third parties for the production of the active pharmaceutical ingredient of E2F Decoy, for the filling, finishing, labeling and distribution of the final E2F Decoy product for commercial sale, and for the manufacture of the bypass pressure device. These manufacturers will be our single suppliers. If we are unable, for whatever reason, to obtain E2F Decoy and its related device from these suppliers, we may not be able to obtain alternate manufacturers in a timely manner, if at all, to meet our requirements for clinical trials and, subject to receipt of regulatory approvals, commercial sale. We also depend on third-party contract laboratories to perform quality control testing of E2F Decoy and its device.

        The third-party manufacturer of the active pharmaceutical ingredient of E2F Decoy plans to produce commercial quantities of E2F Decoy at a different site than the sites used to manufacture this ingredient for clinical trial use. Because of this change of site, the FDA may require us to conduct a study to demonstrate that changing the manufacturing location has not affected the product. If we cannot establish that the products are equivalent or if the FDA disagrees with the results of our study, commercial launch of E2F Decoy would be delayed.

        In order to produce E2F Decoy in the quantities that we anticipate will be required to meet anticipated market demand, we need to increase, or "scale up," the production process by a significant factor over the current level of production of the active pharmaceutical ingredient. If we are unable to do so, we may not be able to produce E2F Decoy in sufficient quantities to meet the requirements for the launch of the product or to meet future demand. In addition, if the scaled up production process is not efficient, our gross margins may be reduced.

        We may in the future elect to manufacture certain of our products in our own manufacturing facilities. We would need to invest additional funds and recruit qualified personnel in order to build or lease and operate any manufacturing facilities.

If our third-party manufacturers' facilities do not follow current good manufacturing practices, our product development and commercialization efforts may be harmed.

        There are a limited number of manufacturers that operate under the FDA's and European Union's good manufacturing practices regulations and are capable of manufacturing E2F Decoy. Our third-party manufacturers may encounter difficulties in achieving quality control and quality assurance and may experience shortages of qualified personnel. A failure of our third-party manufacturers to follow current good manufacturing practices or other regulatory requirements and to document their adherence to such practices may lead to significant delays in the availability of products for commercial use or clinical study, the termination of, or hold on a clinical study, or may delay or prevent filing or approval of marketing applications for our products. In addition we could be subject to sanctions being imposed on us, including fines, injunctions and civil penalties. Changing manufacturers may require revalidation of the manufacturing process and procedures in accordance with FDA mandated current good manufacturing practices and will require FDA approval. This revalidation may be costly and time consuming. If we are unable to arrange for third-party manufacturing of our products, or to do so on commercially reasonable terms, we may not be able to complete development of our products, including E2F Decoy, or market them.

Our competitors currently offer and may develop therapies that reduce the size of our markets.

        There are a growing number of approved therapies for the prevention or treatment of cardiovascular disease. These include cholesterol lowering agents, agents to prevent or disrupt blood clots, drug eluting stents, balloon angioplasty, arterial bypass grafts and synthetic conduits used for bypass. Some or all of these treatments could reduce the size of the CABG, PBG and AV graft markets. These treatments are marketed by major pharmaceutical and/or medical device companies. In particular, drug eluting stents were only approved for use in 2003 and could potentially result in a significant decrease in bypass graft procedure volumes. Two drug eluting stents have been approved in the United States and are being marketed by Johnson & Johnson and Boston Scientific Corporation, two companies with significant financial and marketing resources. In addition, various other treatments for cardiovascular disease are in various stages of preclinical or clinical testing by other companies. These therapies could also affect the size of the CABG, PBG and/or AV graft markets or could result in pricing pressure if we receive marketing approval for E2F Decoy.

If we fail to obtain an adequate level of reimbursement for our products by third-party payors, there may be no commercially viable markets for our products or the markets may be much smaller than expected.

        The availability and levels of reimbursement by governmental and other third party payors affect the market for our products. The efficacy, safety and cost-effectiveness of our products as well as the efficacy, safety and cost-effectiveness of any competing products will determine the availability and level of reimbursement. These third-party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for healthcare products and services. In certain countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our products, including E2F Decoy, to other available therapies. If reimbursement for our products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, our revenues would be reduced.

        Because E2F Decoy treatment will occur during bypass graft surgery, we will seek to have the level of reimbursement for bypass surgery increased by the Centers for Medicaid and Medicare Services, or CMS, when E2F Decoy treatment is utilized. This is a time consuming and expensive process. If CMS does not increase the level of reimbursement to hospitals associated with E2F Decoy treatment on a timely basis, or at all, or establishes an unsatisfactory level of reimbursement, E2F Decoy may never obtain market acceptance or generate meaningful revenues.

The Fast Track designation for development of E2F Decoy may not actually lead to a faster development or regulatory review or approval process.

        If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA Fast Track designation. Marketing applications filed by sponsors of products in fast track development may qualify for expedited review under policies or procedures offered by the FDA, but the Fast Track designation does not assure such qualification. We have been granted Fast Track designation from the FDA for E2F Decoy for the prevention of bypass graft failure and AV graft failure. E2F Decoy's Fast Track designation may be withdrawn by the FDA if the FDA believes that it is no longer supported by data from our clinical development program. In addition, E2F Decoy's Fast Track designation does not guarantee that we will be able to take advantage of the expedited review procedures and does not increase the likelihood that the FDA will ultimately approve E2F Decoy.

If our preclinical or clinical trials do not meet safety or efficacy endpoints in clinical evaluations, or if we experience significant delays in these trials, our ability to commercialize products and our financial position will be impaired.

        Clinical development, including preclinical testing, is a long, expensive and uncertain process and is subject to delays. It may take us several years to complete our testing, and failure can occur at any stage of testing. Patient enrollment and completion of patient follow-up depends on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the study and patient compliance. Delays in patient enrollment or failure of patients to continue to participate in a study may cause an increase in costs and delays, or result in the failure of the trial.

        The results of preclinical or clinical studies do not necessarily predict future clinical trial results, and acceptable results in early studies might not be seen in later studies. Any preclinical or clinical test may fail to produce results satisfactory to the FDA or foreign regulatory authorities. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Drug-related adverse events during a clinical trial could cause us to repeat a trial, terminate a trial or cancel the program. In addition, we are required by the FDA to conduct additional preclinical studies, including toxicology, while our clinical studies are ongoing.

We have a limited operating history and if we do not generate significant revenues, we will not be able to achieve profitability.

        We are a development stage company and we do not have any products approved for marketing. We have a limited history of operations and have focused primarily on clinical trials of E2F Decoy. We have incurred net losses since our inception, including net losses of approximately $25.6 million for the year ended December 31, 2002 and $38.7 million for the nine months ended September 30, 2003. As of September 30, 2003, we had an accumulated deficit of approximately $77.5 million. We expect to incur substantial net losses to further develop and commercialize E2F Decoy and do not know whether or when we will become profitable. If we are unable to generate significant revenues from E2F Decoy or attain profitability, we will not be able to sustain our operations.

We may need additional financing, which may be difficult to obtain. If we fail to obtain necessary financing or do so on unattractive terms, our development programs and other operations could be harmed.

        We will require substantial funds to conduct development, including preclinical testing and clinical trials of our potential products including E2F Decoy. We expect that our existing cash, cash equivalents and short term investments, the net proceeds from this offering plus anticipated expense reimbursement and our first regulatory milestone payment from BMS will be sufficient to fund our planned operations through at least mid-2005. We expect to increase our spending significantly as we expand our infrastructure, development programs and commercialization activities and our future capital requirements will depend on many factors, including:

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  the success of our collaboration with BMS;

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  the scope and results of our E2F Decoy clinical trials;

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  the timing of, and the costs involved in, obtaining regulatory approvals for E2F Decoy;

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  the cost of E2F Decoy manufacturing activities;

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  the cost of E2F Decoy commercialization activities, including marketing, sales and distribution;

  •
  the advancement of our NF-kB Decoy and cancer decoys into development; and

  •
  the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the results of such litigation.

        Additional financing may not be available when we need it or may not be available on favorable terms. If we are unable to obtain adequate funding on a timely basis, we may be required to significantly curtail one or more of our research, development or commercial programs. We could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates or products which we would otherwise pursue on our own. If we raise additional funds by issuing equity securities, our then-existing stockholders will experience dilution and the terms of any new equity securities may have preference over our common stock.

Our products are based on a new technology, TF decoys, and we have only limited experience in regulatory affairs, which may affect our ability or the time required to obtain necessary regulatory approvals.

        All of our product candidates, including E2F Decoy, are based on our TF decoy technology. Because there are currently no approved products based on this technology, the regulatory requirements governing this type of product may be more rigorous or less clearly established than for already approved classes of therapeutics. We must provide the FDA and foreign regulatory authorities with preclinical and clinical data that demonstrate that our products are safe and effective before they can be approved for commercial sale. We, not BMS, have primary responsibility for compiling this data and submitting the application for regulatory approval of E2F Decoy in the United States. We have only limited experience in filing and prosecuting the applications necessary to gain regulatory approvals. As a result, we may experience a longer regulatory process in connection with obtaining regulatory approvals for our product candidates.

If our post-approval follow up trial of CABG patients does not show a difference in major cardiac events between treated and untreated patients the FDA could withdraw or limit the approval of E2F Decoy.

        If E2F Decoy is approved by the FDA, we will be required by the FDA to monitor the CABG patients for up to five years after enrollment to track major cardiac events such as death, heart attack, the need for a repeat CABG surgery or the need for surgical intervention to rescue a failed or failing graft. Even if E2F Decoy is approved for the prevention of bypass graft failure, the FDA may subsequently withdraw or limit such approval if we cannot show a difference in major cardiac events between CABG patients treated with E2F Decoy and CABG patients receiving a placebo.

If third-party clinical research organizations do not perform in an acceptable and timely manner, our clinical trials could be delayed or unsuccessful.

        We do not have the ability to conduct all of our clinical trials independently. We rely on clinical investigators, third-party clinical research organizations and consultants to perform a substantial portion of these functions. If we cannot locate acceptable contractors to run our clinical trials or enter into favorable agreements with them, or if these third parties do not successfully carry out their contractual duties, satisfy FDA requirements for the conduct of clinical trials or meet expected deadlines, we will be unable to obtain required approvals and will be unable to commercialize our products, including E2F Decoy, on a timely basis, if at all.

We may fail to obtain FDA clearance or approval of the pressure device used to deliver E2F Decoy.

        We will need to obtain clearance of the pressure device used to deliver the drug by the FDA's Center for Devices and Radiological Health, or CDRH, under a 510(k) premarket notification establishing that the pressure device is substantially equivalent to one or more marketed predicate devices. In the event we cannot establish such substantial equivalence, we will need to request that the

FDA classify the pressure device as a Class I or Class II device that can be marketed without premarket approval or, failing that, obtain premarket approval of the pressure device by CDRH. If we are unable to obtain clearance or approval of the pressure device, the commercialization of E2F Decoy could be delayed or possibly prevented.

Even if our products are approved by regulatory authorities, if we fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

        Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continual review and periodic inspections by the FDA and other regulatory bodies. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, including adverse events of unanticipated severity or frequency, manufacturer or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recall, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.

        We intend to market our products in international markets. In order to market our products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals. In the case of E2F Decoy, we have had limited interactions with foreign regulatory authorities, and BMS has responsibility to obtain regulatory approvals outside the United States. We will be dependent on BMS to obtain these approvals. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

If we do not find collaborators for our other product candidates, we may have to reduce or delay our rate of product development and/or increase our expenditures.

        Our strategy to develop, manufacture and commercialize our products includes entering into various relationships with pharmaceutical companies to advance our programs and reduce our expenditures on each program. To date, we have entered into one collaboration agreement regarding E2F Decoy. Our other product candidates will target highly competitive therapeutic markets in which we have limited experience. We may need to enter into agreements with a larger biotechnology or pharmaceutical company to provide us with the necessary resources and experience for the development and commercialization of products in these markets. There are a limited number of companies with the resources necessary to develop our future products commercially, and we may be unable to attract any of these firms. A company that has entered into a collaboration agreement with one of our competitors may choose not to enter into a collaboration agreement with us. We may not be able to negotiate any collaborations on acceptable terms or at all. If we are not able to establish collaborative arrangements, we may have to reduce or delay further development of some of our programs and/or increase our expenditures and undertake the development activities at our own expense. If we elect to increase our expenditures to fund our development programs, we will need to obtain additional capital, which may not be available on acceptable terms or at all.

        In addition, there have been a significant number of recent business combinations among large biotechnology and pharmaceutical companies that have reduced the number of potential future collaborators. If business combinations involving BMS or other potential collaborators were to occur, the effect could be to diminish, terminate or cause delays in one or more of our product development programs.

We depend on our officers and key employees, and if we are not able to retain them or recruit additional qualified personnel, our business will suffer.

        We are highly dependent on our management and key employees in research, clinical, development, regulatory, quality, manufacturing and commercial operations. We do not carry key man life insurance on our officers or key employees except for John P. McLaughlin, our President and Chief Executive Officer. Each of our officers and key employees may terminate their employment without notice and without cause or good reason. The loss of service of any of our officers or key employees could harm our business.

        In addition, our growth will require hiring a significant number of qualified scientific, commercial and administrative personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. Our offices are located in the San Francisco Bay Area, where competition for personnel with biopharmaceutical skills is intense. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

If we are unable to manage our expected growth, we may not be able to commercialize our product candidates, including E2F Decoy.

        We are rapidly expanding our operations and expect to continue to grow our research and development, product development and administrative operations. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. To manage any further growth, we will be required to improve existing and implement new operational and financial systems, procedures and controls and expand, train and manage our growing employee base. There can be no assurance that our current and planned personnel, systems, procedures and controls will be adequate to support our anticipated growth. If we are unable to manage our growth effectively, our business could be harmed.

Risks Related to Our Industry

We face the risk of product liability claims and may not be able to obtain insurance.

        Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing, and marketing of drugs and related devices. Although we have product liability and clinical trial liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. We may not be able to obtain or maintain adequate protection against potential liabilities. In addition, if any of our product candidates are approved for marketing, we may seek additional insurance coverage. If we are unable to obtain insurance at acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. These liabilities could prevent or interfere with our product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity or reduced acceptance of our products in the market.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive.

        Our research and development activities involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We are subject to a variety of federal, state and local regulations relating to the use, handling, storage and disposal of these materials. We generally contract with third parties for the disposal of such substances and store certain low-level radioactive waste at our facility until the materials are no longer considered radioactive. We cannot eliminate the risk of accidental contamination or injury from these materials. We may be required to incur substantial costs to comply with current or future environmental and safety regulations. If an accident or contamination occurred, we would likely incur significant costs associated with civil penalties or criminal fines and in complying with environmental laws and regulations. Compliance with environmental laws and regulations is expensive, and current or future environmental regulation may impair our research, development or production efforts.

The life sciences industry is highly competitive and subject to rapid technological change.

        The life sciences industry is highly competitive and subject to rapid and profound technological change. Our present and potential competitors include major pharmaceutical companies, as well as specialized biotechnology and life sciences firms in the United States and in other countries. Most of these companies have considerably greater financial, technical and marketing resources than we do. Additional mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated in our competitors. Our existing or prospective competitors may develop processes or products that are more effective than ours or be more effective at implementing their technologies to develop commercial products faster. Our competitors may succeed in obtaining patent protection and/or receiving regulatory approval for commercializing products before us. Developments by our competitors may render our product candidates obsolete or non-competitive.

        We also experience competition from universities and other research institutions, and we frequently compete with others in acquiring technology from those sources. These industries have undergone, and are expected to continue to undergo, rapid and significant technological change, and we expect competition to intensify as technical advances in each field are made and become more widely known. There can be no assurance that others will not develop technologies with significant advantages over those that we are seeking to develop. Any such development could harm our business.

Legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably.

        In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact upon our ability to sell our products profitably. In the United States in recent years, new legislation has been proposed at the federal and state levels that would effect major changes in the healthcare system, either nationally or at the state level. These proposals have included prescription drug benefit proposals for Medicare beneficiaries introduced in Congress. Legislation creating a prescription drug benefit and making certain changes in Medicaid reimbursement has recently been enacted by Congress. Given this legislation's recent enactment, it is still too early to determine its impact on the pharmaceutical industry and our business. Further federal and state proposals are likely. The potential for adoption of these proposals affects or will affect our ability to raise capital, obtain additional collaborators and market our products. We expect to experience pricing pressures in connection with the sale of our products due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals. Our results of operations could be adversely affected by future healthcare reforms.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain protection for the intellectual property incorporated into our products, the value of our technology and products will be adversely affected.

        Our success will depend in large part on our ability or the ability of our licensors to obtain and maintain protection in the United States and other countries for the intellectual property incorporated into our products. The patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal and scientific questions. Neither we nor our licensors may be able to obtain additional issued patents relating to our technology. Even if issued, patents may be challenged, narrowed, invalidated, or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of the term of patent protection we may have for our products. In addition, our patents and our licensors' patents may not afford us protection against competitors with similar technology. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications.

        We also rely on trade secret protection and confidentiality agreements to protect our interests in proprietary know-how that is not patentable and for processes for which patents are difficult to enforce. We cannot be certain that we will be able to protect our trade secrets adequately. Any leak of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets.

If we lose our licenses from Stanford University or Brigham and Women's Hospital we will not be able to continue our business.

        We hold licenses from The Board of Trustees of the Leland Stanford Junior University and The Brigham and Women's Hospital, Inc. for patents, patent applications and know-how covering our technology generally and E2F Decoy specifically. These license agreements impose various diligence, commercialization, sublicensing, royalty, insurance, and other obligations on us. If we fail to comply with the obligations in the license agreements, the licensor may have the right to terminate the license and we may not be able to market products that were covered by the license including E2F Decoy. To date, we have met all of our obligations under these agreements.

We may incur substantial costs enforcing our patents, defending against third-party patents, invalidating third-party patents or licensing third-party intellectual property, as a result of litigation or other proceedings relating to patent and other intellectual property rights.

        We may not have rights under some patents or patent applications that would be infringed by technologies that we use in our research, drug targets that we select, or product candidates that we seek to develop and commercialize. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. We or our collaborators therefore may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or forced to cease some aspect of our business operations, as a result of patent infringement claims, which could harm our business.

        There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. We may become a party to patent litigation and other adversarial proceedings, including interference proceedings declared before the United States Patent and Trademark Office, regarding intellectual property rights with respect to our products and technology. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. The outcome of patent litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party, especially in biotechnology related patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If a patent or other proceeding is resolved against us, we may be enjoined from researching, developing, manufacturing or commercializing our products without a license from the other party and we may be held liable for significant damages. We may not be able to obtain any required license on commercially acceptable terms or at all.

        Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could harm our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

We may not be successful in our efforts to expand our portfolio of products and develop additional delivery technologies.

        A key element of our strategy is to discover, develop and commercialize a portfolio of new drugs in addition to E2F Decoy, and technologies to deliver those drugs safely and efficiently. We are seeking to do so through our internal research programs and in-licensing. A significant portion of the research that we are conducting involves new and unproven technologies. Research programs to identify new disease targets, product candidates and delivery technologies require substantial technical, financial and human resources whether or not any candidates or technologies are ultimately identified. Our research programs may initially show promise in identifying potential product candidates or delivery technologies, yet fail to yield product candidates or delivery technologies for clinical development for any of the following reasons:

  •
  research methodology used may not be successful in identifying potential product candidates;

  •
  potential delivery technologies may not safely or efficiently deliver our drugs; and

  •
  product candidates may on further study be shown to have harmful side effects or other characteristics that indicate they are unlikely to be effective drugs.

        If we are unable to discover suitable potential product candidates or develop additional delivery technologies through internal research programs or in-license suitable products or delivery technologies on acceptable business terms, our business prospects will suffer.

Risks Relating to this Offering

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in "Use of Proceeds." The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Changes in, or interpretations of, accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

        Accounting methods and policies for biopharmaceutical companies, including policies governing revenue recognition, expenses, accounting for stock options and in-process research and development costs are subject to further review, interpretation and guidance from relevant accounting authorities, including the Securities and Exchange Commission. Changes to, or interpretations of, accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this prospectus. We currently are not required to record stock-based compensation charges if the employee's stock option exercise price equals or exceeds the fair value of our common stock at the date of grant. Although the standards have not been finalized and the timing of a final statement has not been established, the FASB has announced their support for recording expense for the fair value of stock options granted. If we were to change our accounting policy to record expense for the fair value of stock options granted and retroactively restate all prior periods presented, then our operating expenses would increase. We rely heavily on stock options to motivate existing employees and attract new employees. If we are required to expense stock options, we may then choose to reduce our reliance on stock options as a motivation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. If we did not reduce our reliance on stock options, our reported losses would increase.

Anti-takeover defenses that we have in place could prevent or frustrate attempts by stockholders to change the direction or management of the company.

        Provisions of our certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

  •
  establish a classified board of directors, so that not all members of our board may be elected at one time;

  •
  set limitations on the removal of directors;

  •
  limit who may call a special meeting of stockholders;

  •
  establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

  •
  prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

  •
  provide our board of directors the ability to designate the terms of and issue new series of preferred stock without stockholder approval.

        These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirors at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence.

        Our executive officers, directors and principal stockholders, together with their affiliates, as of October 31, 2003, beneficially owned approximately 78.1% of our voting stock, including shares subject to outstanding options and warrants, and we expect that upon the closing of this offering, that same group will continue to hold at least a majority of our outstanding voting stock. Accordingly, even after this offering, these stockholders will likely be able to determine the composition of our board of directors, retain the voting power to approval all matters requiring stockholder approval, and continue to have significant influence over our operations. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common stock.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

        Purchasers of common stock in this offering will pay a price per share that substantially exceeds the per share value of our tangible assets after subtracting our liabilities and the per share price paid by our existing stockholders and by persons who exercise currently outstanding options to acquire our common stock. Accordingly, assuming an initial public offering price of $    per share, you will experience immediate and substantial dilution of approximately $            per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately            % of the aggregate price paid by all purchasers of our stock but will own only approximately            % of our common stock outstanding after this offering.

An active trading market for our common stock may not develop.

        Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock quoted on the Nasdaq National Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us. The initial public offering price may vary from the market price of our common stock after this offering. Investors may not be able to sell their common stock at or above the initial public offering price.

If our stock price is volatile, purchasers of our common stock could incur substantial losses.

        Our stock price is likely to be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The price for our common stock will be determined in the marketplace and may be influenced by many factors, including:

  •
  results of our clinical trials;

  •
  failure of any of our product candidates, if approved, to achieve commercial success;

  •
  developments concerning our collaboration with BMS;

  •
  regulatory developments in the United States and foreign countries;

  •
  developments or disputes concerning patents or other proprietary rights;

  •
  ability to manufacture our products to commercial standards;

  •
  public concern over our products;

  •
  litigation;

  •
  the departure of key personnel;

  •
  future sales of our common stock;

  •
  variations in our financial results or those of companies that are perceived to be similar to us;

  •
  changes in the structure of healthcare payment systems;

  •
  investors' perceptions of us; and

  •
  general economic, industry and market conditions.

If there are substantial sales of our common stock, our stock price could decline.

        If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly. All of the shares offered under this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act of 1933. Of the remaining                         shares outstanding upon the closing of this offering, including          shares of common stock issued upon the exercise of outstanding warrants, assuming that all warrants are exercised on a cashless basis based upon an assumed initial public offering price of $          per share,          may be sold pursuant to Rule 144, 144(k) and 701 upon the expiration of 180-day lock-up agreements.

        Existing stockholders holding an aggregate of            shares of common stock, including shares of common stock underlying the warrants discussed above, have rights with respect to the registration of these shares of common stock with the Securities and Exchange Commission. If we register their shares of common stock following the expiration of the lock-up agreements, they can sell those shares in the public market.

        Promptly following this offering, we intend to register approximately            shares of common stock that are authorized for issuance under our stock option and employee stock purchase plans. As of October 31, 2003, 2,823,550 shares were subject to outstanding options, of which approximately 402,912 shares are vested. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and the restrictions imposed on our affiliates under Rule 144.

FORWARD-LOOKING STATEMENTS

        This prospectus, including particularly the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "anticipates," "believes," "continue," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," "will," or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. You should be aware that the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933 do not exempt from liability any forward-looking statements that we make in connection with this offering.

USE OF PROCEEDS

        We will receive approximately $    million in net proceeds from this offering, or $    million if the underwriters' over-allotment option is exercised in full, based upon an assumed initial public offering price of $    per share.

        We expect to use approximately $49.0 million of the net proceeds of this offering to complete our two Phase 3 clinical trials and post-approval trials for E2F Decoy for the prevention of vein graft failure. A majority of these expenses will be reimbursed by BMS pursuant to our collaboration agreement. We expect to use the balance of the net proceeds to continue the development of our product candidates and our research programs; to prepare for the commercial launch of E2F Decoy; and for working capital and other general corporate purposes.

        The amounts we actually expend in these areas may vary significantly from our expectations and will depend on a number of factors, including operating costs and capital expenditures. Accordingly, management will retain broad discretion in the allocation of the net proceeds of this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, services or products. We have no current plans, agreements or commitments with respect to any such acquisition or investment, and we are not currently engaged in any negotiations with respect to any such transaction.

        We believe that the net proceeds of this offering, existing cash and cash equivalents, short-term investments, expected reimbursements of development costs from BMS and the first regulatory milestone payment from BMS (payable upon our first U.S. New Drug Application filing for E2F Decoy) will be sufficient to meet our capital requirements through at least mid-2005. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, covenants in our debt instruments, and such other factors as the board of directors deems relevant.

CAPITALIZATION

        The following table presents our cash, cash equivalents and short-term investments and our capitalization as of September 30, 2003:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect our (a) sale of 5,405,400 shares of Series C preferred stock on October 16, 2003, (b) sale of 8,316,008 shares of Series D preferred stock on October 20, 2003, and (c) issuance of 10,810,795 shares of Series C preferred stock upon the conversion of secured convertible promissory notes on October 20, 2003, as if such shares had been issued at September 30, 2003; and

  •
  on a pro forma as adjusted basis to adjust the pro forma information to give effect to (a) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 69,308,652 shares of common stock, (b) our sale of            shares of common stock in this offering at an assumed initial public offering price of $     per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, and (c) our issuance of            shares of common stock upon exercise of outstanding warrants that will be cancelled if not exercised prior to the closing of this offering, assuming that all warrants are exercised on a cashless basis based on an assumed initial public offering price of $    per share.

        If the holders of the preferred stock referred to above exercise their warrants for cash, we will issue an aggregate of 3,851,327 shares of common stock for gross cash proceeds of approximately $7.1 million.

        You should read this table together with our consolidated financial statements and related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

	As of September 30, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
	(in thousands, except share and per share data)

Cash, cash equivalents and short-term investments	$6,360	$48,360	$

Long-term debt, less current portion	$628	$628	$
Convertible preferred stock $.001 par value, 64,230,000 shares authorized, 44,776,449 shares issued and outstanding, actual; 73,469,040 shares authorized, 69,308,652 shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted	64,374	114,374		—
Stockholders' equity (deficit):
Preferred stock, $0.001 par value, no shares authorized, issued and outstanding, actual and pro forma; 5,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—		—
Common stock $.001 par value, 64,230,000 shares authorized, 9,430,472 shares issued and outstanding, actual; 87,730,000 shares authorized, 9,430,472 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding pro forma as adjusted	9	9
Additional paid-in capital	11,182	11,182
Notes receivable from officers	(121)	(121)
Deferred stock compensation	(3,056)	(3,056)
Accumulated other comprehensive income	—	—
Deficit accumulated during the development stage	(77,503)	(96,556)

Total stockholders' equity (deficit)	(69,489)	(88,542)

Total capitalization	$(4,487)	$26,460	$

        The information in the table above does not include:

  •
  3,055,300 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2003, with a weighted average exercise price of $0.29 per share;

  •
  673,147 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2003, with a weighted average exercise price of $1.79 per share, of which 65,045 shares of common stock issuable upon the exercise of warrants will remain outstanding after this offering;

  •
  467,644 shares of common stock reserved for future grants under our stock option plan as of September 30, 2003; and

  •
  the $25 million cash up-front payment received from BMS pursuant to our collaboration agreement.

DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share. Our pro forma net tangible book value as of September 30, 2003 was approximately $             million, or approximately $            per share. Pro forma net tangible book value per share represents our total tangible assets less total liabilities divided by the pro forma total number of shares of common stock outstanding after giving effect to (a) the issuance of shares of Series C preferred stock and Series D preferred stock after September 30, 2003, and (b) the automatic conversion of all shares of our outstanding preferred stock. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the closing of this offering.

        After giving effect to the sale of the shares of common stock at an assumed initial public offering price of $    per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2003 would have been approximately $    million, or $    per share of common stock. This represents an immediate increase in pro forma net tangible book value of $    per share to existing stockholders and an immediate dilution of $    per share to new investors purchasing shares of common stock in this offering at the assumed initial offering price.

        The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2003	$
Increase per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

        The following table summarizes as of September 30, 2003, on the pro forma basis described above, the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering. The table assumes an initial public offering price of $    per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
						Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	54,206,921%				%	$
New investors						$

Totals		100%		100%

        The above discussion and tables are based on 54,206,921 shares of common stock issued and outstanding as of September 30, 2003 and excludes:

  •
  3,055,300 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2003, with a weighted average exercise price of $0.29 per share;

  •
  673,147 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2003, with a weighted average exercise price of $1.79 per share, of which 65,045 shares of common stock issuable upon exercise of warrants will remain outstanding after this offering; and

  •
  467,644 shares of common stock reserved for future issuance under our stock option plan as of September 30, 2003.

        Assuming the exercise in full of all our outstanding options and our issuance of            shares of common stock upon exercise of outstanding warrants that will be cancelled if not exercised prior to completion of this offering, assuming that all warrants are exercised on a cashless basis based on an assumed initial public offering price of $    per share, pro forma net tangible book value at September 30, 2003 would be $            per share, representing an immediate increase in pro forma net tangible book value of $    per share to our existing stockholders and an immediate decrease in pro forma net tangible book value of $    per share to purchasers of our common stock in this offering.

SELECTED FINANCIAL DATA

        You should read the following selected financial information together with our financial statements and the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus. We have derived the statements of operations data for the period from January 19, 1999 (inception) to December 31, 1999 and the balance sheet data as of December 31, 1999 and 2000 from our audited financial statements not included in this prospectus. We have derived the statements of operations data for the years ended December 31, 2000, 2001 and 2002 and the balance sheet data as of December 31, 2001 and 2002 from our audited financial statements which are included in this prospectus. The statements of operations data for the nine months ended September 30, 2002 and 2003, the period from January 19, 1999 (inception) to September 30, 2003 and the balance sheet data as of September 30, 2003, is unaudited but includes, in the opinion of our management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such information. Our historical results for any prior or interim period are not necessarily indicative of results to be expected for a full fiscal year or for any future period.

					Nine Months Ended September 30,
		Year Ended December 31,
	Period from January 19, 1999 (inception) to December 31, 1999						Period from January 19, 1999 (inception) to September 30, 2003
		2000	2001	2002	2002	2003
	(in thousands, except share and per share data)
Statements of Operations Data:
Operating expenses:
Research and development	$550	$1,333	$6,535	$19,267	$11,747	$33,124	$60,809
General and administrative	515	781	3,907	5,475	3,589	5,730	16,408

Total operating expenses	(1,065)	(2,114)	(10,442)	(24,742)	(15,336)	(38,854)	(77,217)

Loss from operations	(1,065)	(2,114)	(10,442)	(24,742)	(15,336)	(38,854)	(77,217)
Interest income/(expense)	73	57	349	(905)	(1,084)	141	(286)

Net loss	$(992)	$(2,057)	$(10,093)	$(25,647)	$(16,420)	$(38,713)	$(77,503)

Basic and diluted net loss per common share	$(0.67)	$(0.67)	$(2.09)	$(3.97)	$(2.65)	$(4.93)
Shares used in computing basic and diluted net loss per common share	1,477,445	3,061,158	4,838,404	6,453,035	6,194,855	7,858,104
Pro forma basic and diluted net loss per common share				$(0.66)		$(0.74)

Shares used in computing pro forma basic and diluted net loss per common share				38,676,343		52,634,553

	Year Ended December 31,
					September 30, 2003
	1999	2000	2001	2002
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$1,568	$4,626	$2,718	$28,586	$6,360
Working capital (deficit)	1,499	4,183	1,931	24,424	(7,216)
Total assets	1,588	5,014	4,102	31,238	9,927
Total liabilities	89	518	1,594	5,140	15,042
Convertible preferred stock	2,485	7,456	15,370	64,351	64,374
Deficit accumulated during the development stage	(992)	(3,050)	(13,143)	(38,790)	(77,503)
Total stockholders' equity (deficit)	(986)	(2,960)	(12,863)	(38,253)	(69,489)

        For the year ended December 31, 2002, research and development and general and administrative expenses include stock-based compensation of $41 and $89, respectively. For the nine months ended September 30, 2003, research and development and general and administrative expenses inlude stock-based compensation of $141 and $308, respectively. For the cumulative period from January 19, 1999 (inception) to September 30, 2003, research and development and general and administrative expenses include stock-based compensation of $231 and $506, respectively.

        See Note 2 to our financial statements for a description of the method used to compute pro forma basic and diluted net loss per common share and shares used in computing pro forma basic and diluted net loss per common share.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis by our management of our financial condition and results of operations should be read in conjunction with our financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors."

Overview

        Corgentech is a biopharmaceutical company focused on the discovery, development and commercialization of a novel class of therapeutics called transcription factor decoys, or TF decoys, that treat disease through the regulation of gene expression. Transcription factor decoys bind to and inactivate transcription factors which regulate gene expression and control biological processes. We are initially focusing our TF decoy discovery efforts on diseases with unmet needs including cardiovascular disease, inflammatory disease, such as arthritis, and cancer. Our most advanced TF decoy, E2F Decoy, is in two Phase 3 clinical trials for the prevention of vein graft failure. In September 2003, we completed patient enrollment for both of our Phase 3 clinical trials. We expect results from our CABG trial in the first quarter of 2005 and results from our PBG trial in the fourth quarter of 2004. In addition, in the first half of 2004, we expect to initiate a Phase 1/2 clinical trial for our E2F Decoy in a new indication, the prevention of arterio-venous, or AV, graft failure.

        We were incorporated in January 1999. Since our inception, we have not generated any revenues and we have incurred significant losses each year. We have funded our operations since inception primarily through the private placement of equity securities. We generated net losses of $38.7 million, $25.6 million, $10.1 million and $2.1 million in the nine months ended September 30, 2003 and the years ended December 31, 2002, 2001 and 2000, respectively. We had a deficit accumulated during the development stage of $77.5 million as of September 30, 2003 and will need to generate significant revenues to achieve and then maintain profitability.

        In October 2003, we entered into global collaboration agreements with Bristol-Myers Squibb Company, or BMS, for the development and commercialization of E2F Decoy for all indications. We and BMS will co-promote E2F Decoy in the United States and share equally in profits and losses. We have granted BMS the exclusive right to commercialize E2F Decoy outside the United States pursuant to a royalty-bearing license. Under our agreements with BMS, BMS is obligated to fund a majority of the ongoing development costs associated with E2F Decoy incurred pursuant to a development budget.

Financial Operations Overview

  Revenues

        We have not generated any operating revenues since our inception and do not expect to generate any revenue, other than contract revenues and milestone payments, until at least 2005. We will co-promote E2F Decoy with BMS in the United States and will share equally in profits and losses from commercializing E2F Decoy in the United States. BMS will have the right to record all United States product sales. We will record contract revenues and milestone payments, if earned, under the BMS agreement in 2003 through 2005. Outside the United States, we will receive a royalty on sales of E2F Decoy.

  Research and Development Expenses

        Research and development expenses represent costs incurred for the discovery of novel TF decoys, our preclinical and clinical trials, activities relating to regulatory filings and manufacturing development efforts. We utilize a combination of internal resources and independent contractors to manage our clinical trials. The manufacturing activities related to product for clinical trials are conducted by third parties. We expense our research and development costs as they are incurred.

        From inception to December 31, 2000, we incurred research and development expenses of approximately $1.9 million to conduct our Phase 2 clinical trial of E2F Decoy for CABG and to conduct additional research. We are unable to estimate the portion of costs incurred that are allocable to the individual research activities we conducted during the periods prior to December 31, 2000 because we did not segregate costs among our research programs for either management or external reporting.

        During the nine months ended September 30, 2003 and years ended December 31, 2001 and 2002, we incurred research and development expenses totaling $58.9 million. Of this amount, approximately $54.0 million was spent on activities required to advance the development of our clinical product candidate, E2F Decoy, through full enrollment of Phase 3 clinical trials. The remaining amount of $4.9 million was expended primarily on employee costs, supplies and materials and infrastructure related to chemistry and related functions associated with our early stage research activities.

        We currently have one clinical product candidate, E2F Decoy. We expect to incur expenses of approximately $49.0 million to complete our two Phase 3 clinical trials and post-approval trials for E2F Decoy. A majority of these expenses will be reimbursed by BMS pursuant to our collaboration agreement. Due to the significant risks and uncertainties inherent in the clinical development, manufacturing and regulatory approval process, the cost to complete our development of E2F Decoy for AV graft failure and other product candidates is not accurately predictable. Results from clinical trials and manufacturing development may not be favorable. Further data from clinical trials is subject to varying interpretation, and may be deemed insufficient by the regulatory bodies reviewing applications for marketing approvals.

  General and Administrative Expenses

        General and administrative expenses consist primarily of salaries and other related costs for personnel in executive, finance, accounting, facilities, other general corporate activities and non-cash stock compensation.

Critical Accounting Policies and Significant Judgments and Estimates

        Our management's discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        While our significant accounting policies are more fully described in Note 1 to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies relating to stock compensation and clinical trial accounting are most critical to a full understanding and evaluation of our reported financial results.

  Stock Compensation

        We account for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and have adopted the disclosure-only provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. We have elected to continue to follow the intrinsic value method of accounting as prescribed by APB No. 25. The information regarding net loss as required by SFAS No. 123, presented in Note 2 to our financial statements, has been determined as if we had accounted for our employee stock options under the fair value method of that statement. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years' vesting.

        Stock compensation expense, which is a non-cash charge, results from stock option grants at exercise prices below the deemed fair value of the underlying common. Stock compensation is amortized on a straight line basis over the vesting period of the underlying option, generally four years. From inception through September 30, 2003, we recorded amortization of deferred stock compensation expense of $737,000. At September 30, 2003, we had a total of $3.1 million remaining to be amortized over the vesting period of the stock options.

        The total unamortized deferred stock compensation recorded for all option grants through September 30, 2003, is expected to be amortized as follows: $236,000 during the fourth quarter of 2003, $882,000 during the year ending December 31, 2004, $853,000 during the year ending December 31, 2005, $825,000 during the year ending December 31, 2006 and $261,000 during the year ending December 31, 2007.

  Clinical Trial Accounting

        We record accruals for estimated clinical study costs, comprising payments for work performed by contract research organizations and participating hospitals. These costs are a significant component of research and development expenses. We accrue costs for clinical studies performed by contract research organizations based on estimates of work performed under the contracts. Costs of setting up hospital sites for participation in trials are accrued immediately. Hospital costs related to patient enrollment are accrued as patients are entered in the trial. Payments to hospitals for post-surgery patient angiograms are accrued at the time of the performance of the angiogram.

Results of Operations

  Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2003

        Research and Development Expenses.    Research and development expenses increased from $11.7 million for the nine months ended September 30, 2002 to $33.1 million for the nine months ended September 30, 2003. The increase in research and development of $21.4 million was primarily the result of an increase of $12.8 million in expenses associated with the expansion of our clinical development programs relating to E2F Decoy, $6.6 million in expenses associated with manufacturing development activities, and higher payroll and non-cash stock compensation expenses of $2.0 million as we increased our personnel. We anticipate that these expenses will continue to increase as we further advance E2F Decoy to commercialization and other TF decoys into clinical testing.

        General and Administrative Expenses.    General and administrative expenses increased from $3.6 million for the nine months ended September 30, 2002 to $5.7 million for the nine months ended September 30, 2003. The increase of $2.1 million was primarily attributable to $1.2 million of increased expenses related to facilities and infrastructure needed to support development and commercialization of E2F Decoy and higher payroll and non-cash stock compensation expenses of $860,000 as we increased our personnel.

        We expect our general and administrative expenses to increase substantially due to the costs associated with being a publicly traded company and the infrastructure necessary to support the potential commercialization of E2F Decoy. We also expect to incur marketing expenses during the year ending December 31, 2004 related to pre-launch activities associated with E2F Decoy. Assuming we receive regulatory approval for E2F Decoy, we would expect to incur significant sales and marketing expenses which would be shared with BMS.

        Interest and Other Income.    Interest and other income increased from $292,000 for the nine months ended September 30, 2002 to $371,000 for the nine months ended September 30, 2003 as a result of higher average cash balances.

        Interest and Other Expense.    Interest and other expense decreased from $1.4 million for the nine months ended September 30, 2002 to $230,000 for the nine months ended September 30, 2003. Interest expense for the nine months ended September 30, 2002 included a charge of $748,000 related to the estimated fair value of warrants issued in conjunction with convertible notes issued in February and May 2002 and an associated beneficial conversion feature on these notes of $537,000.

  Year Ended December 31, 2001 Compared to Year Ended December 31, 2002

        Research and Development Expenses.    Research and development expenses increased from $6.5 million for the year ended December 31, 2001 to $19.3 million for the year ended December 31, 2002. The increase of $12.8 million was primarily attributable to $10.2 million in increased expenses associated with the expansion of our clinical development programs relating to E2F Decoy, and higher payroll expenses of $2.5 million as we increased our personnel.

        General and Administrative Expenses.    General and administrative expenses increased from $3.9 million for the year ended December 31, 2001 to $5.5 million for the year ended December 31, 2002. The increase of $1.6 million was primarily attributable to an increase in facility expenses related to the opening of our Palo Alto, California facility of $660,000 and higher payroll expenses of $840,000 as we increased our personnel.

        Interest and Other Income.    Interest and other income increased from $349,000 for the year ended December 31, 2001 to $471,000 for the year ended December 31, 2002 as a result of higher average cash balances.

        Interest and Other Expense.    Interest and other expense increased from $0 for the year ended December 31, 2001 to $1.4 million for the year ended December 31, 2002. Interest expense for the year ended December 31, 2002 included a charge of $748,000 related to the estimated fair value of warrants issued in conjunction with convertible notes we issued in February and May 2002 and an associated beneficial conversion feature on these notes of $537,000.

  Year Ended December 31, 2000 Compared to Year Ended December 31, 2001

        Research and Development Expenses.    Research and development expenses increased from $1.3 million for the year ended December 31, 2000 to $6.5 million for the year ended December 31, 2001. The increase of $5.2 million was primarily attributable to $3.7 million in increased expenses associated with the expansion of our clinical programs relating to E2F Decoy, and higher payroll expenses of $1.5 million as we increased our personnel.

        General and Administrative Expenses.    General and administrative expenses increased from $781,000 for the year ended December 31, 2000 to $3.9 million for the year ended December 31, 2001. The increase of $3.1 million was primarily attributable to facility expenses of $1.9 million, professional services expenses of $730,000 and higher payroll expenses of $380,000 as we increased our personnel.

        Interest and Other Income.    Interest and other income increased from $57,000 for the year ended December 31, 2000 to $349,000 for the year ended December 31, 2001 as a result of higher average cash balances.

        Interest and Other Expense.    We did not incur any interest and other expense during the years ended December 31, 2000 and 2001.

  Income Taxes

        At December 31, 2002, we had net operating loss carryforwards for federal income taxes of $36.0 million. If not utilized, federal net operating loss carryforwards will begin to expire in 2007. Our utilization of the net operating loss and tax credit carryforwards may be subject to annual limitations pursuant to Section 382 of the Internal Revenue Code, and similar state provisions, as a result of changes in our ownership structure. The annual limitations may result in the expiration of net operating losses and credits prior to utilization.

        At December 31, 2001 and 2002, we had deferred tax assets representing the benefit of net operating loss carryforwards and certain start-up costs capitalized for tax purposes. We did not record a benefit for the deferred tax assets because realization of the benefit was uncertain and, accordingly, a valuation allowance is provided to offset the deferred tax assets.

Liquidity and Capital Resources

  Sources of Liquidity

        Since our inception, we have financed our operations primarily through the issuance of equity securities and capital equipment financing. Through September 30, 2003, we had received net proceeds of $62.5 million from the issuance of shares of common stock and preferred stock, $8.0 million from the issuance of convertible promissory notes, which were converted in October 2003 into 4,324,309 shares of Series C preferred stock at $1.85 per share, and $1.2 million from capital equipment financing. At September 30, 2003, we had $6.4 million in cash, cash equivalents and short-term investments and had $673,000 of restricted cash pledged as collateral for letters of credit for our leased facilities.

        During October 2003, we received additional net proceeds of $42.0 million from the issuance of preferred stock. We issued $12.0 million of convertible promissory notes which were subsequently converted into 6,486,486 shares of Series C preferred stock at $1.85 per share. We also issued 5,405,400 shares of Series C preferred stock at $1.85 per share, resulting in net proceeds of $10.0 million. We also entered into agreements with BMS under which we issued BMS 8,316,008 shares of Series D preferred stock at $2.405 per share, resulting in net proceeds of $20.0 million.

        In addition, during October 2003, we received a $25.0 million upfront payment from BMS. Pursuant to our collaboration agreement, BMS has agreed to fund a majority of ongoing development costs incurred towards the development of E2F Decoy for the prevention of bypass graft failure and prevention of AV graft failure. We believe that our available cash, cash equivalents and short-term investments, net proceeds from this offering, expected reimbursements of development costs from BMS and the first regulatory milestone payment, will be sufficient to fund anticipated levels of operations through at least mid-2005.

  Cash Flows

        Net cash used in operating activities was $29.9 million for the nine months ended September 30, 2003. This consisted primarily of a net loss for the period of $38.7 million, partially offset by an increase in accounts payable and accrued expenses of $7.6 million, non-cash charges for depreciation and amortization of $300,000, and non-cash compensation expense of $500,000. Net cash provided by investing activities of $15.3 million in the nine months ended September 30, 2003, which consisted primarily of net sales of marketable securities of $15.9 million, offset by purchases of property and equipment of $600,000. Net cash provided by financing activities of $8.4 million during the nine months ended September 30, 2003 was due primarily to the issuance of promissory notes of $8.0 million and equipment loans of $1.2 million. These proceeds were offset by an $800,000 increase in restricted cash.

        Net cash used in operating activities increased from $1.6 million in 2000 to $9.1 million in 2001 and $20.2 million in 2002. The increase in net cash used in operating activities from 2000 to 2001 was primarily due to increases in operating expenses as we expanded our research and development activities and expanded our general and administrative functions. The increase in cash used in operating activities from 2001 to 2002 was due to continued expansion of research and development activities and clinical trial costs.

        Net cash provided by/used in investing activities changed from a usage of $3.6 million in 2000 to cash provided of $600,000 for 2001 to a usage of $14.8 million in 2002. This increase was primarily due to purchases of $3.5 million of short-term investments in 2000 as opposed to net sales of short-term investments of $1.2 million in 2001, offset by an increase in purchases of property and equipment of $700,000. The decrease in net cash provided by investing activities from 2001 to 2002 was primarily due to increased purchases of short-term investments and property and equipment.

        Net cash provided by financing activities increased from $4.8 million in 2000 to $7.9 million in 2001 and $47.1 million in 2002. The increase in net cash provided by financing activities from 2000 to 2001 was primarily due to the incremental proceeds of $2.9 million from the sale of preferred stock. The increase in net cash provided by financing activities from 2001 to 2002 was primarily due to incremental proceeds of $34.5 million from the sale of preferred stock and proceeds from the issuance of promissory notes of $4.5 million.

  Credit Facility

        In February 2003, we entered into an equipment line of credit with GE Capital Corporation providing funding of up to $1.5 million. At September 30, 2003, we had drawn down $1.2 million on the line of credit. Amounts under the line of credit are secured by the equipment purchased.

  Operating Capital and Capital Expenditure Requirements

        We expect to devote substantial resources to continue our research and development efforts and to expand our sales, marketing and manufacturing programs associated with the commercialization and launch of E2F Decoy and our future products.

        We do not expect to generate significant additional funds, other than reimbursements and milestone payments that we receive from our collaboration with BMS, until we successfully obtain marketing approval for, and begin selling, E2F Decoy. We believe that the key factors that will affect our internal and external sources of cash are:

  •
  our ability to successfully obtain marketing approval for and to commercially launch E2F Decoy;

  •
  the success of our other clinical and preclinical development programs;

  •
  the receptivity of the capital markets to financings by biotechnology companies; and

  •
  our ability to maintain our collaboration with BMS and enter into other strategic collaborations with biotechnology and pharmaceutical companies and the success of such collaborations.

        If our available cash, cash equivalents and short-term investments, net proceeds of this offering, expected reimbursements of development costs and the first regulatory milestone payment from BMS (payable upon our first U.S. New Drug Application filing for E2F Decoy) are insufficient to satisfy our liquidity requirements or if we develop or acquire additional product candidates, we may need to raise additional external funds through the sale of additional equity or debt securities. The sale of additional equity and debt securities may result in additional dilution to our stockholders. Additional financing may not be available in amounts or on terms acceptable to us or at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could harm our business.

  Contractual Obligations

        Our outstanding contractual obligations relate to our equipment debt financings, facilities leases, and obligations under our agreement with our third-party contract manufacturer. Our contractual obligations as of September 30, 2003 were as follows (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less than One Year	One to Three Years	Four to Five Years	After Five Years
Equipment financing	$1.1	$0.4	$0.7	$—	$—
Operating leases	4.5	1.4	3.1	—	—
Manufacturing development agreement	3.4	3.1	0.2	0.1	—

Total contractual cash obligations	$9.0	$4.9	$4.0	$0.1	$—

        The contractual summary above reflects only payment obligations that are fixed and determinable. We also have contractual payment obligations, the timing of which are contingent on future events. We are obligated to make certain payments under our license agreements with The Board of Trustees of the Leland Stanford Junior University and The Brigham and Women's Hospital, Inc. if milestones relating to the development and regulatory approval of E2F Decoy are achieved. In addition, if E2F Decoy is successfully commercialized we will pay royalties and pursuant to these license agreements. These royalty rates are in the low single digits. Please see "Business—License Agreements" for a further description of these agreements.

        We have also entered into letters of credit totaling $608,000 securing our operating lease obligations.

Related Party Transactions

        Please see "Certain Transactions—JP Morgan Securities Inc." for a description of our engagement letter with JP Morgan Securities Inc. in connection with its retention as sole placement agent for our Series C preferred stock financing.

Recent Accounting Pronouncements

        In November 2002, the FASB issued Financial Interpretation, or FIN, No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, or FIN No. 45. FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 did not have a material impact on our financial statements.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial statements.

        In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively dispense risks among parties involved. It explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. This interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We do not expect the adoption of FIN No. 46 to have a material impact on our financial position or results of operations.

Qualitative and Quantitative Disclosures About Market Risk

        The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds and corporate debt securities. Our cash and cash equivalents through September 30, 2003 included liquid money market accounts. Our short-term investments included readily marketable debt securities. Due to the short-term nature of these instruments, a 1% movement in market interest rates would not have a significant impact on the total value of our portfolio as of September 30, 2003.

BUSINESS

Overview

        We are focused on the discovery, development and commercialization of a new class of therapeutics called transcription factor decoys, or TF decoys. Our TF decoys are synthetically manufactured short strands of DNA that specifically bind to and block the activity of their target transcription factors. Transcription factors are widely recognized as excellent therapeutic targets because they control gene expression and biological processes. Because abnormal gene expression is a fundamental cause of many diseases, controlling the regulators, the transcription factors, offers an attractive therapeutic approach. We believe that TF decoys may offer advantages over existing therapeutic approaches because a single TF decoy can target multiple genes involved in a specific disease process. We are focused on TF decoys initially for the treatment of cardiovascular disease, inflammatory disease, such as arthritis, and cancer.

        We are creating a pipeline of novel therapeutics based on our proprietary TF decoy technology. Our lead product candidate, E2F Decoy, is currently in two Phase 3 clinical trials for the prevention of vein graft failure. In September 2003, we completed patient enrollment for both of our Phase 3 clinical trials. We are also developing E2F Decoy for the prevention of arterio-venous, or AV, graft failure and intend to begin Phase 1/2 clinical trials for this indication in the first half of 2004. E2F Decoy has received Fast Track designation from the FDA for both the prevention of vein graft failure and AV graft failure. We have entered into a world-wide collaborative agreement with Bristol-Myers Squibb for the development and commercialization of E2F Decoy for all indications. We also have additional TF decoys in pre-clinical development for the treatment of inflammatory diseases and cancer.

        As part of our collaboration with BMS, we retain the right to co-promote E2F Decoy in the United States and we intend to build a specialty sales force with BMS to support the sales of E2F Decoy in the United States. Because E2F Decoy will be used by physicians in a relatively concentrated market, we believe this market can be effectively covered with a specialty sales force of approximately 75 to 100 representatives. We will share 50% of the profits or losses from the sale of E2F Decoy in the United States and will receive royalties on all E2F Decoy sales outside of the United States. We have retained the commercialization rights to our other product candidates.

Scientific Background

  Transcription Factors Regulate Gene Expression

        The human genome is the complete set of DNA-encoded instructions that serves as the blueprint for all cellular structures and activities. The human genome is estimated to comprise approximately 30,000 genes. Genes are segments of DNA with specific sequences that direct the production of proteins which carry out critical biological functions.

        The protein-coding instructions from genes are not transmitted directly from DNA to proteins. Instead, the information is transmitted indirectly through messenger RNA, or mRNA. mRNA is a transient intermediary molecule similar to a single strand of DNA that serves as the template for protein production. mRNA is produced in a highly regulated and essential process called transcription. Transcription plays a central role in gene expression and therefore represents an attractive control point for regulating the expression of genes.

        Transcription factors regulate gene expression by recognizing and binding to short stretches of a specific DNA sequence in the regulatory region of genes and controlling the transcription of RNA. Some transcription factors selectively regulate one or a few genes, whereas other transcription factors act more like master switches that activate multiple genes in a functional pathway. A set of genes activated by a single transcription factor share a similar DNA sequence called a transcription factor consensus sequence in their regulatory region. When a transcription factor is activated, it interacts with a specific binding site in its target genes, thereby initiating expression of an entire set of genes. Hundreds of transcription factors have been identified and characterized to date. There are estimated to be approximately 2,000 human transcription factors.

  Gene Expression in Disease

        The human body is made up of specialized cells that perform different functions. Every cell in the body possesses approximately 30,000 genes that constitute the human genome. However, different subsets of genes are activated or turned on in different cell types, depending on the specific function of that cell type. In other words, the function or activity of a cell is controlled by the regulation of the expression of specific genes in that cell. Tight control of gene expression is paramount for the normal function of cells. Inappropriate gene activation, resulting in overexpression or underexpression of a protein or group of proteins, is an underlying cause of many diseases.

TF Decoys: A New Class of Therapeutics

        We have developed a novel and proprietary method for regulating gene expression through the inhibition of specific transcription factors. Our core technology involves the delivery of small strands of synthetically manufactured DNA called TF decoys as therapeutic agents. TF decoys mimic the binding site of the transcription factor. As a result, the transcription factor binds to the TF decoy, thereby preventing the transcription factor from binding to and activating the genes it regulates as illustrated below.

        We have developed a proprietary method for the highly efficient delivery of TF decoys into cells and tissues without the use of potentially hazardous substances, using controlled uniform pressure. The delivery of these TF decoys can be adjusted by controlling three variables: pressure, duration of treatment and concentration of TF decoy. Our tests have demonstrated that we are able to deliver TF decoys to approximately 90% of the cells and tissues treated at a modest pressure of six pounds per square inch for ten minutes.

        We believe that pressure treatment is a safe and highly effective method for delivery of TF decoys into cells; however, alternative delivery methods will expand the potential therapeutic indications for which TF decoys can be utilized. For use with future TF decoys, we are evaluating a number of different delivery technologies including several that rely upon peptides. The peptides are chemically linked to TF decoys, actively transporting the TF decoy and peptide constructs into the cell. Early work with peptide delivery has produced promising results.

The Advantages of Our TF Decoy Platform

        We believe our TF decoys may offer several advantages over existing therapeutic approaches:

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  Broadly Applicable to a Variety of Diseases.  Because inappropriate expression of genes plays an important role in most diseases, our TF decoy technology allows us to address a wide range of diseases.

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  Potentially More Effective Treatment.  Many diseases are caused by the inappropriate expression of multiple functionally related genes. By intervening at the transcription factor level, TF decoys prevent the expression of multiple, related genes that are turned on when they should not be, thereby potentially providing more effective treatment than therapeutics that target a single gene.

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  Short Development Cycle.  In contrast to the year or more required to discover and optimize small molecule therapeutics, TF decoys can be designed based on known transcription factor binding site information and be ready for preclinical testing in a matter of one or two months.

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  Ease of Manufacturing.  In contrast to the typical biotechnology therapeutic product, TF decoys can be easily synthesized and purified at a reasonable cost. Our synthesis technology renders TF decoys resistant to degradation which simplifies the storage and distribution of these products.

Product Pipeline

        Our lead product candidate, E2F Decoy, is in Phase 3 clinical trials for the prevention of bypass graft failure. We are conducting two Phase 3 clinical trials to support this indication: one in Coronary Artery Bypass Graft, or CABG, and one in Peripheral Artery Bypass Graft, or PBG. In addition, we intend to initiate a Phase 1/2 clinical trial evaluating E2F Decoy for the prevention of AV graft failure in the first half of 2004. Our second TF decoy, NF-kB Decoy, has shown that it can reduce inflammation in preclinical models. In addition, we are studying TF decoys in various oncology indications and have initiated preclinical studies in several cancer models.

E2F Decoy for the Prevention of Bypass Graft Failure

  Bypass Surgery and Bypass Graft Failure

        The arteries that transport blood to the heart muscle and legs can become clogged by plaque which is a build up of smooth muscle cells, fat and cholesterol on the inside walls of arteries. This build-up blocks or narrows arteries and prevents blood and oxygen from reaching the heart or limb. Bypass surgery is performed to reroute blood around clogged arteries thereby improving the flow of blood and oxygen to the heart in the case of CABG or leg in the case of PBG. Bypass surgery is one of the most common surgical procedures in the United States.

        While CABG and PBG surgeries are very effective procedures for restoring blood flow to otherwise oxygen starved tissue, these grafts often fail. The veins typically used in bypass surgery are thin walled vessels that are designed for a low-pressure environment. Arteries are thick walled vessels that have evolved to handle the high pressure flow of blood from the heart. When the vein grafts used to bypass a blocked artery are exposed to the high pressure of arterial flow, there is significant stress on the thin wall of the veins. The vein responds to this perceived injury by causing its walls to thicken. Unfortunately, the vein does so in a manner that often leads to failure of the bypass graft. Smooth muscle cells proliferate in the middle layer of the vein wall and migrate to the inner surface of the vein over a two-week period following surgery, in a process known as neointimal hyperplasia. The resulting accumulation of activated smooth muscle cells secrete inflammatory and growth factors leading to plaque build up and graft failure over time. Currently, there is no approved pharmacologic therapy for the prevention of vein graft failure.

        In 2000, approximately 375,000 coronary bypass graft procedures were performed in the United States with an additional 280,000 performed in Europe and 15,000 in Japan. Approximately 19% of bypass grafts fail at one year with the failure rate climbing to about 50% between years ten and fifteen. The ramifications of failure for CABG patients include heart attack, chest pain, congestive heart failure, irregular heartbeat and death. A repeat of a CABG procedure to repair a failing or failed graft is a technically more difficult procedure with mortality rates of three to five times higher than the original CABG procedure. During 2002, in the United States, the average hospital charge for a repeat CABG surgery was about $118,000.

        In 2000, approximately 120,000 peripheral bypass graft procedures were performed in the United States with an additional 106,000 performed in Europe and 72,000 in Japan. Approximately 20% to 30% of vein grafts fail within one year and up to 50% to 70% fail by five years. The consequences of PBG failure for the patients are grave disability and discomfort, poor wound healing, gangrene, amputation of some or all of the limb and death. The surgery to repair a failed or failing peripheral graft is a technically more difficult procedure with an increased risk of complications following the repair surgery. In 2002, typical hospital charges for surgery to repair a failed or failing peripheral graft averaged $18,000 in the United States.

  E2F Decoy: Our Solution for the Prevention of Bypass Graft Failure

        E2F Decoy prevents bypass vein graft failure by binding to and inactivating the E2F transcription factor. E2F is responsible for the activation of numerous genes involved in the growth and proliferation of certain cells, including the smooth muscle cells that comprise neointimal hyperplasia. E2F Decoy treatment, by blocking the E2F transcription factor, prevents the activation of the genes responsible for the proliferation of the smooth muscle cells that cause neointimal hyperplasia. E2F Decoy also causes the graft biology to adapt to the high-pressure environment of arterial blood flow in a more favorable manner. Rather than the formation of neointimal hyperplasia on the inner surface of the vein, the cells in the middle layer of the vein lengthen and thicken, creating a new and stronger architecture in the vein that more closely resembles an artery, the blood vessel that the graft is designed to replace.

Thin walled vein used in bypass graft procedures immediately after the surgery

Bypass vein graft with neointimal hyperplasia and plaque build up leading to blockage or failure of the graft	E2F Decoy prevents the formation of neointimal hyperplasia and instead causes the vein wall to thicken and become stronger, looking more like the artery that the graft is designed to bypass

        E2F Decoy treatment involves only a single administration and is easily integrated into current surgical practice. Typically in bypass surgery, the vein that will serve as the bypass graft is harvested from the leg and checked for holes and lesions. The surgeon then sets the vein aside and prepares the bypass site, the chest or leg, for implantation of the bypass graft. E2F Decoy treatment occurs in the operating room after the vein is harvested and before implantation. After harvest and inspection, the vein is placed in the treatment chamber of our delivery device, the chamber is filled with E2F Decoy, and uniform pressure is introduced for ten minutes. This pressure causes E2F Decoy to enter into the cells of the vein. After ten minutes of treatment, the vein graft is removed from the chamber, excess E2F Decoy is rinsed off, and the treated vein is ready for surgical implantation at the appropriate peripheral or coronary site using traditional surgical techniques. There are no further treatments. We believe that E2F Decoy will be viewed as an attractive and convenient therapy by surgeons for several reasons, including:

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  Safety:  Because the treatment of the vein occurs outside the body and the vein is rinsed before use as a bypass graft, the amount of systemic exposure to E2F Decoy is minimal. To date, the safety profile of E2F Decoy treatment have been excellent. Our data and safety monitoring boards for each Phase 3 clinical trial has reviewed the safety data from more than 1,000 patients in each trial and recommended proceeding with the trial.

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  One-time Treatment:  Neointimal hyperplasia, the major underlying cause of graft failure, occurs primarily during the first two weeks following surgery. Because E2F Decoy is present during this period, a one time treatment is sufficient.

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  No Change in Surgical Technique:  The treatment does not require any alteration of surgical technique during vein harvest or implantation.

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  No Change in Standard Operating Room Equipment:  There is no change with respect to other standard equipment in the operating room. E2F Decoy treatment can be administered whether the bypass patient is on a heart-lung bypass machine or not.

E2F Decoy: U.S. Regulatory Status

        We are seeking FDA approval and have received Fast Track status for the use of E2F Decoy to prevent the failure of bypass grafts. We have discussed with the FDA, and the FDA has agreed, that satisfactory results from the two Phase 3 clinical trials will be sufficient to support an approval for prevention of bypass graft failure, provided that after approval we monitor CABG patients for five years after enrollment to track major cardiac events to confirm a positive treatment effect. In addition, we intend to submit a 510(k) premarket notification to the FDA for review and clearance of the pressure delivery device.

E2F Decoy Clinical Trials for CABG

  E2F Decoy: Phase 3 CABG Trial

        We are conducting a randomized, double blind, placebo-controlled Phase 3 clinical trial involving 2,400 patients undergoing CABG at over 100 centers. Each patient must require at least two vein grafts during their CABG surgery. Patients are randomized to undergo a one-time vein graft treatment with E2F Decoy or placebo. Patients will be evaluated for clinical signs and safety at 30 days. The primary endpoint is the percent reduction in the incidence of critical graft stenosis between the E2F Decoy treated and placebo groups. Critical graft stenosis is defined in the trial as blockage of the graft of 75% or greater as measured by quantitative coronary angiography at 12 months. E2F Decoy's Fast Track status allows us to use the angiographic results as the primary endpoint. Safety will be assessed by monitoring adverse events, post-operative complications and laboratory abnormalities. This Phase 3 clinical trial completed patient enrollment in August 2003 and is expected to conclude in the first quarter of 2005.

  E2F Decoy: Post-Approval CABG Confirmatory Trial

        The FDA is requiring us to conduct a post-approval confirmatory trial. This trial will include the 2,400 patients in the Phase 3 CABG trial plus an additional 600 CABG patients. We completed enrollment of the additional 600 CABG patients in October 2003. We will follow these 3,000 CABG patients for up to five years monitoring annually the incidence of death, heart attack and repeat CABG surgery.

  E2F Decoy: Phase 2 CABG Trial

        In 2001, we completed a randomized, double-blind, placebo-controlled Phase 2 clinical trial investigating the safety and ease of incorporation of E2F Decoy treatment into the procedure. Two hundred patients were enrolled and were randomized evenly between the E2F Decoy-treated arm and the placebo group. Among the entry criteria, each patient must have required two or more vein grafts. An efficacy endpoint in the study was the incidence of critical graft stenosis at 12 months after CABG surgery as measured by quantitative coronary angiography. The Stanford University School of Medicine Core Cardiology Laboratory analyzed our results in a blinded fashion.

        In this Phase 2 clinical trial we observed a statistically significant relative reduction in graft failure in a per graft analysis defined as graft stenosis of 75% or more in the E2F Decoy-treated group compared to the untreated patients. A number of patients returned for an angiogram earlier than the specified 12-month timeframe because they experienced adverse symptoms. When those patients returning early for an angiogram are included in the analysis, as they will be for our analysis of the Phase 3 clinical trial, the relative reduction in graft failure increased from 30% to 32% and the p-value improved from 0.03 to 0.02. The results of this study, as shown in the table below, demonstrate a statistically significant reduction in the blockages that lead to graft failure. We believe these results, if confirmed in Phase 3 clinical trials, will result in adoption of E2F Decoy for the prevention of bypass graft failure.

        We subsequently performed an analysis of the angiographic results in which patients were categorized by quartile (i.e., 0% to 25%, 25% to 50%, 50% to 75% or 75% to 100% blockage) according to their graft with the most blockage. The purpose of this more sensitive analysis was to examine the benefit of E2F Decoy on a per patient basis. This analysis revealed a statistically significant difference in favor of E2F Decoy treatment (p=0.006).

        In addition, in a subgroup of patients we measured the overall thickening of the vein graft wall as an index of graft remodeling using intravascular ultrasound, or IVUS. Because IVUS can be dangerous to patients with grafts that are diseased, only grafts without disease were selected for this subgroup to minimize any risk to the patient. Excluding diseased grafts from this analysis imposes a bias against seeing a treatment effect by E2F Decoy, because the greatest treatment benefit between the E2F Decoy and placebo groups should be observed in the most diseased grafts. Notwithstanding this adverse bias, the results show a statistically significant reduction in graft wall volume in the E2F Decoy group

(p=0.005), suggesting that E2F Decoy has a potent inhibitory effect on the formation of neointimal hyperplasia.

        In summary, this Phase 2 clinical trial demonstrated a statistically significant reduction of critical graft stenosis in E2F Decoy treated patients in a per graft analysis of angiograms obtained 12 months after treatment. Further, the angiographic data, when analyzed on a per patient basis by quartile, showed a highly statistically significant difference in favor of E2F Decoy treatment. These two analyses support that E2F Decoy treatment can prevent the pathology that causes graft failure. The IVUS data, which demonstrated a significant reduction in graft wall volume among E2F Decoy treated patients, supports that E2F Decoy acts by redirecting the graft biology away from a build up of neointimal hyperplasia and toward arterialization of the vein graft creating a bypass vein graft that will last longer. In addition, in this Phase 2 clinical trial, E2F Decoy was shown to be safe.

E2F Decoy: Clinical Trials for PBG

  E2F Decoy: Phase 3 PBG Trial

        We are conducting a randomized, double blind, placebo-controlled Phase 3 clinical trial involving 1,400 patients undergoing PBG surgery at approximately 80 centers. Patients are randomized to undergo a one-time treatment with E2F Decoy or placebo. The primary endpoint is the time to the first procedure performed to improve blood flow through a failed or failing graft or an amputation of the treated limb within the 12 months following surgery. To determine if and when a graft fails, patients will be assessed at 1, 3, 6, and 12 months after bypass surgery.

        In this trial, we have excluded technical failures from the primary endpoint analysis. Technical failures sometimes occur during or shortly after the bypass graft surgery and are associated with limitations of the vein graft, insufficient blood flow into and out of the graft, or the surgical procedure. These types of failures occur before neointimal hyperplasia develops and are therefore not expected to be impacted by E2F Decoy treatment. A panel of vascular surgeons is reviewing in a blinded manner all cases where the graft is repaired to determine which are technical failures.

        Safety will be assessed by monitoring adverse events, post-operative complications, and laboratory abnormalities. This trial enrolled its last patient in September 2003. It is expected to conclude in the fourth quarter of 2004.

  E2F Decoy: Phase 1/2 PBG Trial

        We have completed a randomized, blinded, placebo-controlled Phase 1/2 PBG clinical trial investigating the safety and ease of incorporation of E2F Decoy treatment into the bypass surgical procedure. Initially, five patients were enrolled in a non-blinded fashion. Upon analysis of laboratory and safety data that showed no drug-related adverse events in these patients, 41 additional patients were enrolled at Harvard's Brigham and Women's Hospital under blinded conditions. Prior to operation, patients were randomly assigned to receive either an untreated graft or an E2F Decoy-treated graft.

        The primary endpoints of the Phase 1/2 clinical trial were safety and the ease with which E2F Decoy treatment could be incorporated into the bypass surgical procedure. All patients randomized into the trial were included in the safety analysis. Post-operative complications were comparable among the three study arms. There were no E2F Decoy treatment-related adverse events. No significant differences in complete blood count or blood chemistry measurements were detected among the three study groups either during the first post-operative week or at one month following surgery. E2F Decoy treatment was easily integrated into current surgical practice.

E2F Decoy for the Prevention of AV Graft Failure

  AV Graft Failure

        In 2001, there were more than 300,000 patients in the United States with severe kidney disease known as end stage renal disease, who require vascular access for dialysis treatment. Approximately 91,000 vascular access conduits are implanted each year in the United States. An AV graft composed of a synthetic material, a plastic known as polytetrafluoroethylene, or PTFE, is used to connect an artery and vein in the arm of the dialysis patient, as illustrated below. The dialysis machine is connected via a catheter to the PTFE conduit.

        Over half of these AV grafts fail within six months and 96% fail within 24 months. The majority of these failures are due to narrowing and blockage at the venous connection. The primary cause of failure of these grafts is neointimal hyperplasia, similar to that seen in bypass vein grafts. According to the 2002 Annual Report of the United States Renal Data System, the leading cause of morbidity in these patients is related to vascular access placement and the resulting complications. Failure of vascular access conduits accounts for 25% of the hospitalizations of these patients and costs an estimated $1 billion annually in the United States alone.

  E2F Decoy: Phase 1/2 AV Graft Trial

        We intend to initiate a Phase 1/2 clinical trial investigating the use of E2F Decoy to prevent the failure of AV grafts in the first half of 2004. The FDA reviewed the protocol and we are proceeding with this trial. It will be a 60 patient placebo-controlled trial with the patients evenly divided between E2F Decoy treated and untreated groups. We believe the high and rapid failure rate of AV grafts should permit us to conduct smaller and faster clinical trials than is typically required for other indications.

  Preclinical Data

        We have conducted preclinical studies showing that treatment with E2F Decoy can prevent the build up of neointimal hyperplasia that leads to the failure of these grafts. In a porcine animal model, PTFE conduits were surgically engrafted to the carotid artery and jugular vein. Before the PTFE was sewn to the venous connection, the most common point of failure in these grafts, the venous connection was treated either with placebo, 40 micromolar concentration of E2F Decoy or 100 micromolar concentration of E2F Decoy. As shown in the chart, 80% and 86% of the E2F Decoy treated grafts were patent at five weeks after surgery compared to 22% of the placebo treated grafts. This result was statistically significant (p=0.008).

Our Preclinical Programs

NF-kB Decoy

        The transcription factor Nuclear Factor Kappa B, or NF-kB, is an important regulator of many genes involved in the control of inflammation, immune response, and cell apoptosis or cell death. There is scientific data in literature indicating that interruption of the NF-kB signaling pathway inhibits rheumatoid arthritis, osteoarthritis, dermatitis and interstitial cystitis.

        The family members of NF-kB fall into two major groups: complexes which are capable of turning on the inflammation genes, and a complex which is not capable of turning on the inflammation genes regulated by this transcription factor and has an anti-inflammatory effect. Blockade of both groups of NF-kB halts not only the inflammatory response but also the anti-inflammatory response.

        We have developed a TF decoy that binds to the NF-kB transcription factor with a high degree of specificity. In addition, our NF-kB Decoy preferentially blocks the complexes responsible for turning on the inflammatory genes. We have studied in numerous preclinical animal models the efficacy of this NF-kB Decoy. The decoy that blocks preferentially the complexes of NF-kB most responsible for turning on the pro-inflammatory genes reduces swelling significantly compared to a control decoy or a decoy that blocks both complexes of NF-kB. These results demonstrate the greater potential efficacy of our NF-kB Decoy. We are currently optimizing the dosing and administration of the selective NF-kB Decoy.

Cancer Decoys

        It is well established scientifically that cancer cells have abnormal gene expression patterns compared with normal cells. Many gene-expression analyses are undertaken with the notion that the key target genes will be abnormal or over expressed, and that inhibition of these over-expressed genes will be beneficial. However, we believe that the very large number of genes related to cancer are controlled by a limited number of transcription factors that are overactive in many human cancers. We believe that these transcription factors offer the most direct and promising targets for treating cancer.

        We have focused our cancer decoy efforts on the transcription factor, Hypoxia-inducible factor, or HIF, which has been identified as an excellent target in oncology. HIF is a key transcription factor regulator of the response to hypoxia that is activated in a broad range of cancers including brain, breast, cervical, esophageal and ovarian cancers. Chronic hypoxia is associated with angiogenesis (growth of blood vessels to feed the tumors) and tumor progression. Moreover, HIF activity is correlated with treatment failure and mortality. HIF plays a key role in tumor progression, turning on not only the genes required for angiogenesis, such as vascular endothelial growth factor, or VEGF (a validated target for anti-tumor therapy), but also the genes that allow the cell to adapt to hypoxia and survive, such as growth factors and energy/metabolism genes. Thus, blockade of HIF will inhibit not only angiogenesis but also tumor growth and survival making it an attractive target for certain cancers.

        While not currently the focus of our cancer program, we believe that both E2F and NF-kB are also excellent targets for anticancer drugs.

Our Research Programs

E2F Decoy Treatment to Prevent Restenosis in Arteries

        There are two properties that make E2F Decoy an attractive pharmaceutical to prevent restenosis. First, E2F Decoy treatment prevents the proliferation of smooth muscle cells that cause restenosis without causing the cells to die. Most drugs that inhibit the proliferation of smooth muscle cells cause some cell death. Second, E2F Decoy targets the proliferation of smooth muscle cells that cause restenosis, but does not block the proliferation of endothelial cells, thereby allowing normal endothelial healing. Rapid, successful endothelial healing is critical because it prevents smooth muscle proliferation and lines the vessel with a surface that reduces the risk of formation of blood clots.

        Using an animal model of restenosis, we have shown that a one-time treatment with E2F Decoy helped keep the artery open and reduced the build up of plaque when compared to treatment with a control as measured using ultrasound at 30 days. The properties of E2F Decoy and this data suggest that it could be useful as a coating on stents or balloons used in angioplasty. These markets represent a substantial commercial opportunity.

Corgentech Decoy Trust

        Our research group has established a unique and proprietary approach to rapidly identify and analyze the expression patterns and regulatory regions of human genes in order to identify key target transcription factors, transcription factor binding sites and to design potential TF decoys. This continuously expanding and updated dataset has been deposited into a Decoy Trust that enables us to rapidly generate and optimize TF decoys. We have filed several patent applications on this improved method for target selection and decoy design and optimization.

Corporate Strategy

        Our objective is to create a fully-integrated biopharmaceutical company focused on the discovery, development and commercialization of TF decoys. Our initial focus is in the areas of cardiovascular disease, inflammatory disease, such as arthritis, and cancer which we believe represent large market opportunities with unmet medical needs. Key elements of our strategy include:

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  Maximize Commercial Potential of E2F Decoy.  We are devoting most of our efforts to completing the clinical development of E2F Decoy and, assuming satisfactory clinical data, preparing for the registration and commercial launch of the product. We are also preparing to conduct clinical trials studying E2F Decoy treatment to prevent the failure of arterio-venous grafts.

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  Develop Additional TF Decoys.  We have already designed TF decoys for inflammatory disease and cancer. We will conduct additional preclinical testing to ready one or more of these TF decoys for clinical testing. Leveraging our proprietary technologies, we will develop additional TF decoys.

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  Establish Specialized Sales and Marketing Capabilities.  We intend to build a sales force with BMS of approximately 75 to 100 sales representatives to commercialize E2F Decoy to cardiothoracic and vascular surgeons in the United States.

Sales and Marketing

        Our plan is to develop our own specialized domestic sales and marketing infrastructure to commercialize E2F Decoy and other products that we develop in the future. We have hired a Vice President for Business Development and Commercial Operations with significant experience in sales and marketing roles at large pharmaceutical companies to lead our commercialization efforts. We will begin to recruit our domestic sales force in late 2004.

        As part of our collaboration with BMS, we expect to focus our sales and marketing efforts for E2F Decoy on cardiothoracic and vascular surgeons. These two surgical specialties in the United States are relatively small. We estimate that there are approximately 6,300 cardiothoracic and vascular surgeons in the United States, 10,800 in Europe and 2,400 in Asia. These surgeons perform most of the CABG and PBG surgeries as well as the placement of AV grafts. Equally important, these surgeons are concentrated in a small group of hospitals. For example, we estimate that CABG surgery is performed at approximately 1,200 hospitals in the United States, yet about 700 of those hospitals account for 90% of the patients. While slightly more diverse, PBG surgery is performed at an estimated 2,900 hospitals in the United States, with 90% of those patients treated in about 1,500 hospitals. Because of the small size of our target professional audience in the United States and their location in hospitals, we believe that we can best serve this market through a relatively small, dedicated specialty sales force. We expect that this sales force will consist of approximately 75 to 100 representatives.

        Outside the United States, we currently plan to market and sell our products that receive regulatory approval through established industry participants. We have granted BMS exclusive commercialization rights with respect to E2F Decoy outside the United States. However, we may establish our own sales and marketing organization for future products in key markets, including the European Union.

        In the future, we expect some of our products will compete in markets with larger physician audiences requiring a more sizable sales force. We will form partnerships with other companies where partnering offers advantages in marketing reach and leverages existing physician relationships. In hospital-based sales markets and other markets that involve a physician audience that can be served by a specialty sales force, we expect to reserve a significant role in marketing for ourselves.

Manufacturing

        We do not own facilities for the manufacture of material for clinical or commercial use and intend to rely on contract manufacturers to produce such products initially. We have personnel experienced in outsourced manufacturing to oversee the production of E2F Decoy and future products that we may develop.

        The manufacturing process for E2F Decoy consists of the chemical synthesis and purification of each of the two short strands of DNA and the combination of these two strands to form the active pharmaceutical ingredient, E2F Decoy. Each of these steps involves a relatively common chemical engineering process similar to small molecule manufacture. The raw materials that are required to manufacture E2F Decoy are generally available from a number of suppliers.

        The manufacture of the two strands comprising E2F Decoy is currently performed by Avecia Biotechnology. Most of the clinical supply of the two strands comprising E2F Decoy was synthesized at Avecia's facility in Milford, Massachusetts. More recent supplies of clinical material and commercial materials have been or will be sourced from Avecia's plant in Grangemouth, Scotland. We are in the process of negotiating an agreement with Avecia to supply us with our commercial requirements for this product.

        The two strands that comprise E2F Decoy are combined and filled into vials by Hollister-Stier at its facility in Spokane, Washington. We are also negotiating with this manufacturer to supply our commercial needs. In the future, we plan to enter into supply arrangements with alternative active pharmaceutical ingredient and fill and finish manufacturers.

        With respect to the drug delivery device, most of the components are fabricated for us by third parties. The pressure syringe component of our delivery device, the most complex component, is manufactured for us by Merit Medical Systems. This component is approved on a worldwide basis. We have contracted for the manufacture of the other components of the device, the provision of sterilization services, and the assembly of our products' components into a final kit.

        It is possible that either we or BMS may perform some of these functions in the future.

License Agreements

Bristol-Myers Squibb Company

        In October 2003, we entered into agreements with BMS to develop, manufacture and commercialize E2F Decoy for the prevention of bypass graft failure, AV graft failure and for other animal and human uses. Under the terms of the agreements:

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  Upon execution of the collaboration arrangement in October 2003, BMS paid us $45 million, consisting of $25 million in consideration for license and distribution rights granted to BMS and a $20 million equity investment;

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  BMS will co-promote E2F Decoy with us in the United States and will share equally with us in profits and losses from the commercialization of E2F Decoy products in the United States, with BMS having the right to record all United States product sales;

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  BMS will commercialize E2F Decoy outside the United States pursuant to an exclusive license and pay us a royalty on net sales;

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  BMS will generally fund a majority of the ongoing development costs incurred for the development of E2F Decoy for CABG, PBG and AV graft failure;

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  BMS is potentially obligated to pay us up to $205 million in milestone payments based on the achievement of worldwide regulatory submissions and approvals for the initial indications of E2F Decoy;

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  BMS is potentially obligated to pay us up to $320 million in milestone payments based upon attainment of agreed upon sales levels of E2F Decoy; and

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  BMS may terminate the collaboration relationship in whole or in part upon six months prior notice.

        Under the agreements, the parties' sharing of profits and losses from the commercialization of E2F Decoy in the United States and the payment of royalties to us by BMS based on net sales of E2F Decoy outside the United States extends, on a country-by-country basis, until the later of 10 years after commercial launch or the expiration of the patent rights licensed to BMS in each particular country.

        The collaboration is governed by a joint steering committee, consisting of an equal number of our representatives and BMS representatives. There are also working groups with representation from both parties that have responsibility over development and regulatory, manufacturing, finance and commercialization matters. Ultimate decision-making authority is vested in us as to some matters and in BMS as to other matters. A third category of decisions require the approval of both us and BMS. Outside the United States, ultimate decision-making authority as to most matters is vested in BMS.

The Board of Trustees of the Leland Stanford Junior University

        We have an agreement with The Board of Trustees of the Leland Stanford Junior University for an exclusive worldwide license under patents concerning the use of pressure to deliver TF decoys and other therapeutics into cells. We have the right to grant sublicenses under this agreement. In exchange for the rights licensed from Stanford, we paid Stanford an up-front license fee in cash and issued equity in us. We also agreed to make payments to Stanford based on sublicense revenues received by us and on achieving specified development milestones. We further agreed to pay royalties to Stanford based on net sales of TF decoys and other products using pressure technology sold by us, our affiliates or sublicensees. Our royalty obligation extends on a country-by-country basis until the later of seven years, if no licensed patent issues, or expiration of the last-to-expire patent licensed from Stanford. Upon the expiration of the last-to-expire patent, the agreement expires and we have no further royalty obligation to Stanford.

The Brigham and Women's Hospital, Inc.

        We have an agreement with The Brigham and Women's Hospital, Inc., or BWH, for an exclusive worldwide license under patents and know-how concerning TF decoys and other therapeutics to treat and prevent diseases. Subject to the prior approval of BWH, we have the right to grant sublicenses under this agreement. In exchange for the rights licensed by BWH, we paid BWH an up-front license fee in cash and equity in us. We also agreed to make payments to BWH based on sublicense revenues received by us and on achieving specified development milestones. We further agreed to pay royalties to BWH based on net sales of TF decoys sold by us, our affiliates or sublicensees. Our royalty obligation extends on a country-by-country basis until the later of seven years, if no licensed patent issues, or the expiration of the last-to-expire patent licensed from BWH. Upon the expiration of the last-to-expire patent, the agreement expires and we have no further royalty obligation to BWH.

Intellectual Property

        Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

        As of December 3, 2003, we had 37 issued United States and foreign patents and 35 pending United States and foreign patent applications. Most patents and patent applications can be roughly grouped into two families: pressure-mediated delivery of TF decoys, and in vivo use of TF decoys, licensed from Stanford and BWH, respectively. The patents in these families expire between 2013 and 2016.

        Specifically, our patent portfolio includes four issued United States patents, two of which provide broad coverage for the delivery of TF decoys, including our E2F Decoy, to tissues using pressure. The pressure-mediated delivery technology is also protected by issued patents in Europe (covering 16 countries), Australia, China, Hong Kong, and Singapore, and claimed in pending patent applications in several additional countries, including Canada and Japan.

        The patent family directed to the in vivo use of TF decoy technology includes four pending United States patent applications, one of which has received a Notice of Allowance. Foreign patent applications are pending in Europe. Although the sequence of our E2F Decoy was earlier disclosed in the scientific literature and therefore a composition of matter claim is not available, these pending patent applications, if issued with claims substantially similar to those currently pending, will provide broad rights encompassing the prevention of bypass and AV graft failure with any E2F Decoy regardless of its sequence.

        In addition, we have filed two patent applications claiming the use of proprietary statistical methods to correlate transcription factors and their target genes, allowing the creation of a TF Decoy Trust and the use of proprietary statistical methods to identify novel transcription factor targets based on their target genes being inappropriately turned on and causing a medical condition. We have also filed patent applications for decoy molecules targeting various transcription factors, pursuing composition of matter claims.

        The patent positions of biotechnology companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

        We rely on trade secrets to protect our technology in addition to patents, especially where patent protection is believed not to be appropriate or obtainable. However, trade secrets are difficult to protect. We attempt to protect our proprietary technology, in part, with appropriate agreements with our employees, consultants and collaborators. There can be no assurance that these agreements will provide meaningful protection, that these agreements will not be breached, that we will have an adequate remedy for any such breach, or that our trade secrets will not otherwise become known or independently developed by a third party. Our commercial success will depend in part on not infringing upon the proprietary rights of third parties and on not breaching the technology licenses pursuant to which we have obtained certain of our proprietary rights, but we may be infringing on third party rights. It is uncertain whether the issuance of any third party patent would require us to alter our products or processes, obtain licenses or cease certain activities. Our breach of our license agreements or failure to obtain a license to technology that we may require to discover, develop or commercialize our future products may have a material adverse impact on us. One or more third party patents or patent applications may conflict with patent applications to which we have rights. Any such conflict may substantially reduce the coverage of any rights that may issue from the patent applications to which we have rights. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the United States Patent and Trademark Office to determine priority of invention.

Competition

        The development and commercialization of new drugs is highly competitive. We will face competition with respect to E2F Decoy, NF-kB Decoy, cancer decoys and any products we may develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide.

        The key competitive factors affecting the success of E2F Decoy treatment are likely to be the efficacy, safety profile and price of E2F Decoy as well as existing therapies for the prevention or treatment of cardiovascular disease. The commercial success of E2F Decoy will depend upon the results of the clinical trials of the product, the product label and experience with the product in the commercial marketplace. We have not yet determined the price for E2F Decoy treatment and do not expect to do so before commercial launch.

        If E2F Decoy receives marketing approval for the prevention of bypass graft failure or AV graft failure, there will be indirect and direct competition.

  CABG and PBG

        With respect to indirect competition, there are alternative procedures and/or treatments that could affect the size of the CABG and PBG markets. The use of drug eluting stents could reduce the number of patients requiring CABG or PBG surgery. The use of internal mammary arteries and radial arteries could reduce the number of patients requiring CABG. The use of grafts composed of synthetic materials could reduce the number of patients requiring CABG or PBG. In addition, the use of drugs to control cholesterol and similar agents may reduce the number of patients who suffer from cardiovascular disease and thus require CABG or PBG surgery. Further, a number of drugs are being tested to reduce restenosis in arteries that, if proven safe and effective, could reduce the number of patients who suffer from cardiovascular disease and thus require CABG or PBG surgery.

        With respect to direct competition, there are no pharmaceuticals currently approved to prevent the failure of bypass vein grafts. In some instances, surgical interventions such an angioplasty, atherectomy or drugs to dissolve blood clots may be used to revise or fix a failing bypass graft. In other instances, a subsequent bypass grafting operation may be possible to ameliorate the effects of the failing bypass graft. A few companies may be conducting or are contemplating conducting clinical trials to prevent the failure of bypass grafts. If the commercialization of E2F Decoy is successful for this indication, it can be expected that other pharmaceutical and biotechnology companies will seek to enter into this market by introducing alternative therapies.

  AV Grafts

        With respect to indirect competition, there are a number of therapies approved or being studied that could reduce the rate of kidney failure or improve renal function thereby delaying or obviating the need for dialysis and an AV graft. For example, angiotensin converting enzyme, or ACE, inhibitors, and possibly angiotensin receptor blockers, are medications that may decrease the rate of decline in renal function. An alternative procedure to hemodialysis is peritoneal dialysis in which fluids are pumped into the abdominal cavity of the patient avoiding the need for an AV graft.

        With respect to direct competition, there are a number of medical devices approved or being studied that provide alternative access for dialysis. Hemodialysis can also be achieved using a direct connection between an artery and a vein, called an arteriovenous fistula. The National Kidney Foundation has recommended that 40% to 50% of these patients receive an AV fistula because they have a lower failure rate than AV graft. AV fistula rates have increased by 35% since the National

Kidney Foundation initiative was introduced in 1997; however, AV fistulas still represent only 24% of all vascular access procedures in the United States, largely due to the extended time required for fistulas to mature before they can be used for dialysis and the failure of many fistulas to mature. Unlike AV graft which can often be used in two to three weeks, this type of access requires a minimum of four weeks to mature before it can be used and it is highly recommended that they be allowed to mature 12 to 16 weeks prior to use. Furthermore, 30% to 60% of AV fistula fail to mature and can never be used for dialysis. Other types of access that avoid an AV graft are catheters near the collarbone or internal jugular catheters. Both are generally temporary access conduits. There are also a number of drug-based therapies under investigation. If the commercialization of E2F Decoy is successful for this indication, it can be expected that other pharmaceutical and biotechnology companies will seek to enter into this market by introducing alternative therapies.

Government Regulation

        Government authorities in the United States, at the federal, state, and local level, and other countries extensively regulate, among other things, the safety, efficacy, research, development, testing, manufacture, storage, record-keeping, labeling, promotion, advertising, distribution, marketing and export and import of pharmaceutical products such as those we are developing.

  United States Government Regulation

        In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and implementing regulations. If we fail to comply with the applicable United States requirements at any time during the product development process, clinical testing, the approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA's refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any agency enforcement action could have a material adverse effect on us.

        Our products are considered by FDA to be combinations of a drug and a device. Both the drug and the device are subject to separate FDA review and approval or clearance. If FDA denies approval or clearance of either component, our ability to market our products could be significantly delayed or precluded.

        The steps required before a drug may be marketed in the United States include:

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  completion of preclinical laboratory tests, animal studies and formulation studies under FDA's good laboratory practices regulations;

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  submission to the FDA of an Investigational New Drug, or IND, application for human clinical testing, which must become effective before human clinical trials may begin;

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  performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

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  submission to the FDA of a New Drug Application, or NDA;

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  satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice, or cGMP; and

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  FDA review and approval of the NDA before any commercial marketing, sale or shipment of the product.

        Preclinical tests include laboratory evaluations of product chemistry, toxicity, and formulation, as well as animal studies. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application. The FDA requires a 30-day waiting period after the filing of each IND application before clinical tests may begin, in order to ensure that human research subjects will not be exposed to unreasonable health risks. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA has placed the IND on clinical hold. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. Submission of an IND may result in the FDA not allowing clinical trials to commence or not allowing the trial to commence on the terms originally specified in the IND.

        Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Each trial must be reviewed and approved by an independent Institutional Review Board, or IRB, before it can begin and the trial is subject to IRB oversight. FDA, the IRB or we may discontinue a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive good clinical practice requirements and the requirements for informed consent.

        Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Phase 1 trials usually involve the initial introduction of the investigational drug into humans to evaluate the product's safety, dosage tolerance, pharmacodynamics, and, if possible, to gain an early indication of its effectiveness.

        Phase 2 trials usually involve controlled trials in a limited patient population to:

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  evaluate dosage tolerance and appropriate dosage;

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  identify possible adverse effects and safety risks; and

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  evaluate preliminarily the efficacy of the drug for specific indications.

        Phase 3 trials usually further evaluate clinical efficacy and test further for safety in an expanded patient population. Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within any specified period, if at all. Furthermore, the FDA or we may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

        Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical studies, together with other detailed information, including extensive manufacturing information and information on the composition of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more specified indications. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use.

        As part of the Food and Drug Modernization Act of 1997, Congress established a statutory program for the approval of Fast Track products in order to ensure the availability of safe and effective drugs, biologics and medical devices by expediting the FDA review process for new products. A Fast Track product is defined as a new drug or biologic intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for that condition. Under the Fast Track program, the sponsor of a new drug or biologic may request the FDA to designate the product as a Fast Track product at any time during the clinical development of the product. The FDA can base approval of a marketing application for a Fast Track product, on a clinical endpoint, or on another endpoint that is reasonably likely to predict clinical benefit. Fast Track status may enable accelerated approval and allows for a "rolling submission" of a marketing application. We have received a Fast Track designation for the use of E2F Decoy to prevent the failure of bypass grafts and the use of E2F Decoy to prevent the failure of hemodialysis access grafts.

        Before approving an application, the FDA will inspect the facility or the facilities at which the product is manufactured, and will not approve the product unless cGMP compliance is satisfactory. FDA will also inspect the clinical sites at which the trials were conducted to assess their compliance, and will not approve the product unless compliance with Good Clinical Practice requirements is satisfactory. If the FDA determines the application demonstrates that the product is safe and effective for the proposed indication and that the manufacturing process and the manufacturing facilities are acceptable, the FDA will issue an approval letter. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, the FDA will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval and may deny the application, limit the indication for which the drug is approved or require additional post-approval testing in other requirements.

        The testing and approval process requires substantial time, effort, and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. After approval, certain changes to the approved product, such as adding new indications, manufacturing changes, or additional labeling claims are subject to further FDA review and approval.

        If and when regulatory approval of a product is obtained, we will be required to comply with a number of post-approval requirements. For example, if the FDA approves our initial application for E2F Decoy, the FDA has required and we are conducting a post-approval confirmatory trial monitoring the CABG patients for up to five years tracking events such as death, heart attack, repeat CABG and other interventions using a catheter. We also must comply with other regulatory requirements, including cGMP regulations and adverse event reporting. Holders of an approved NDA are required to report certain adverse reactions and production problems, if any, to the FDA, to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

        We use, and will continue to use in at least the near term, third-party manufacturers to produce our products in clinical and commercial quantities. Future FDA inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product or the failure to comply with requirements may result in restrictions on a product, manufacturer, or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary or FDA-initiated action that could delay further marketing. Also, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

        The FDA has advised that the use of E2F Decoy to prevent the failure of hemodialysis access grafts can be studied under the existing IND covering the study of E2F Decoy for the prevention of bypass graft failure. In addition, the FDA has determined that the failure of hemodialysis grafts represents a serious medical condition, that there are no adequate pharmaceuticals to prevent the failure of such grafts and that there is evidence of the potential for E2F Decoy treatment to treat this serious and unmet medical need. Consequently, the FDA has granted Fast Track status to this new indication for our lead product, affording it the benefits of close consultation with the FDA and expedited review.

  510(k)

        FDA's Center for Drug Evaluation and Research will have primary responsibility for reviewing E2F Decoy. The pressure device used to deliver the drug is subject to separate review as a medical device by FDA's Center of Devices and Radiological Health.

        The FDA classifies medical devices into three classes based on the regulatory control deemed necessary by the FDA to reasonably ensure safety and effectiveness. From lowest to highest level of regulatory control, the three classes are:

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  Class I: Subject to general controls, which include: company registration; device listing; manufacturing devices in accordance with the FDA's Good Manufacturing Practices Quality System Regulation (which cover quality management and organization, device design, buildings, equipment, purchase and handling of components, production and process controls, packaging and labeling control, device evaluation, distribution, installation, complaint handling, servicing and records); labeling devices in accordance with FDA labeling regulations; and submission of a 510(k) premarket notification before marketing a device.

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  Class II: Subject to general controls (described in Class I above) and special controls. Special controls may include special labeling requirements, mandatory performance standards and post-market surveillance.

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  Class III: Subject to premarket approval, which includes filing a premarket approval application (PMA) requiring the independent demonstration that the new medical device is safe and effective, typically by collecting human clinical data for the medical device.

        The FDA has informed us that we must obtain marketing clearance for the pressure device as a "device" before it can be marketed in the U.S. We intend to pursue clearance through the submission of a 510(k) premarket notification. A 510(k) premarket notification is a pre-marketing application submitted to the FDA to demonstrate that a medical device is substantially equivalent to one or more devices that were cleared through a 510(k) notification or to devices that were marketed prior to May 28, 1976 and for which the FDA has not required a premarket approval application. The FDA has 90 days to review and act on our 510(k) notification, although the actual time for FDA review may be significantly longer. We will submit a 510(k) notification to the Center of Devices and Radiological Health (medical devices) for review and clearance based on the substantial equivalence of our pressure delivery device to legally marketed predicates including Merit Medical's pressure syringe and DMC Saphenous Vein Distension system. If the FDA determines that our device is not substantially equivalent to one or more pre-existing predicate devices, it could deny our 510(k) application. Under these circumstances, we would need to request the FDA to classify the pressure device as a Class I or Class II device that can be marketed without premarket approval or, failing that, obtain premarket approval of the pressure device as a Class III device.

  Foreign Regulation

        In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products, including E2F Decoy. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

        Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

        In addition to regulations in Europe and the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial distribution of our products, including E2F Decoy.

Third Party Reimbursement and Pricing

  General

        In the United States and elsewhere, sales of therapeutic and other pharmaceutical products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. In determining payment rates, third party payors are increasingly scrutinizing the prices charged for medical products and services. Our products may not be reimbursed by these third party payors at rates sufficient to allow us to sell our products on a competitive and profitable basis.

        In addition, in many foreign markets, including the countries in the European Union, pricing of pharmaceutical products is subject to governmental control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to limit payments for pharmaceuticals by governmental payors. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

  Medicare and Medicaid

        Subject to obtaining required marketing approvals from the FDA and other required State approvals, E2F Decoy may be used by surgeons to prevent the failure of bypass grafts and hemodialysis access conduits. We expect that in the United States a majority of the bypass graft patients who are treated with E2F Decoy will be Medicare beneficiaries. In addition, private payors many times look to the Medicare program's treatment of medical technologies when developing their policies. The Centers for Medicare and Medicaid Services, or CMS, is the agency within the Department of Health and Human Services that administers Medicare and will be responsible for both coverage and reimbursement decisions for E2F Decoy when administered to Medicare beneficiaries during CABG and PBG surgery.

        In general, Medicare makes a flat pre-determined payment amount for beneficiaries receiving covered inpatient services in an acute care hospital. This is part of the prospective payment system, known as "PPS." For acute care hospitals, under PPS, payment for a patient's stay is based on diagnosis-related groups (DRGs), which include reimbursement for all of the covered services and drugs that are provided during that stay. For each DRG, a relative weight is calculated representing the average resources required to care for cases in that particular DRG relative to the average resources used to treat cases in all DRGs. DRG relative weights are recalculated every year to reflect changes in technology and medical practice in a budget neutral manner. We are currently seeking either to gain additional reimbursement for an existing DRG applicable to CABG and PBG or to have a new DRG with higher reimbursement amount established for CABG and PBG when E2F Decoy treatment is used. Under revisions to Medicare law, CMS provides for an add-on payment for a new medical technology when the existing DRG payment rate is inadequate. To obtain an add-on payment, a company would be required to show that the technology is "new," that it provides a substantial improvement to existing treatments and that certain applied payment thresholds have been exceeded. Add-on payments are made for a period of two to three years. Before additional payments may be made or CMS decides to create a new DRG for CABG and PBG surgery utilizing E2F Decoy treatment, we must demonstrate the safety and effectiveness of E2F Decoy treatment to the FDA. Further, Medicare coverage is based on our ability to demonstrate that the treatment is "reasonable and necessary" for Medicare patients. In addition, Congress approved the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Medicare Reform Act), which liberalizes eligibility criteria for add-on payments and eliminates budget neutrality requirements for such payments. The Medicare Reform Act, would require CMS first to assign a new technology to an appropriate DRG where the average cost of care most closely approximates the relative costs of the new technology. Even upon implementation of the legislation, there may continue to be significant delays in obtaining adequate reimbursement which will adversely affect market acceptance.

        People with severe kidney disease, known as End Stage Renal Disease, or ESRD, also receive Medicare benefits. ESRD is the only specifically-identified disease that renders individuals eligible for Medicare benefits. Medicare covers about 90% of the patients with chronic renal failure who would require dialysis. Under this program, Medicare pays a fixed fee for the provision of certain services. Certain drugs needed by these patients are also reimbursed by Medicare under this program. It is our expectation that we will seek coverage for our treatment of patients requiring hemodialysis access grafts. We expect that such treatment may be performed in an inpatient or outpatient setting for ESRD patients. To the extent coverage is obtained, we expect to seek payment for services performed in both settings. The decision by Medicare to reimburse for the use of E2F Decoy to treat these patients will depend on our ability to demonstrate that the E2F Decoy treatment is "reasonable and necessary" for the treatment of these grafts. In addition, there may be significant delays in obtaining adequate reimbursement amounts, which will adversely affect market acceptance.

        For classification of physician services, the American Medical Association has developed a coding system known as the Current Procedural Terminology, or CPT. CPT codes are established by the American Medical Association and adopted by the Medicare program to describe and develop payment amounts for certain physician services. The Medicare physician fee schedule uses CPT codes (and other codes) as part of the determination of allowable payment amounts to physicians. In determining appropriate payment amounts for surgeons, CMS is likely to seek guidance from the appropriate surgical societies regarding the relative technical skill level and complexity of a new surgical procedure. Generally, the designation of a new procedure code for a new procedure using a new product does not occur until after FDA approval of the product used in the surgery. Codes are assigned by either the AMA (for CPT codes) or CMS (for Medicare-specific codes) and new codes usually become effective on January 1st of each year.

        CMS is considering various proposals to change the methods and levels of reimbursement in Medicare. At this point, it is unclear whether the CMS proposals or Congressional legislation will become effective or the extent to which CMS' proposed changes or the recently approved Congressional legislation will affect reimbursement for E2F Decoy.

  Commercial Insurers' Payment

        In most private insurance plans, the medical benefits provisions include reimbursement for drugs administered during a medical procedure in the payment amount for the procedure itself. We expect the same reimbursement methodology to be used for E2F Decoy treatment during CABG or PBG surgery. If private insurers decide to cover E2F Decoy treatment as part of CABG or PBG surgery, they likely will reimburse for the drug in a variety of ways depending on the particular insurance plan and the contract they have negotiated with surgeons, hospitals and drug suppliers. Like Medicare, commercial insurers have the authority to place coverage limitations (for example, limitations on indications for use and utilization limits) on drugs like E2F Decoy.

Employees

        As of September 30, 2003, we had 63 full time employees, 13 of whom hold Ph.D., M.D. or comparable degrees and 21 of whom hold other advanced degrees. Approximately 52 employees are engaged in research and development and 11 in business development, finance and other administrative functions. Our employees are not represented by any collective bargaining unit. We believe that we maintain good relations with our employees.

Facilities

        As of September 30, 2003, we leased an approximately 50,000 square foot facility in South San Francisco, California for our headquarters and as the base for marketing and product support operations and research and development activities. This lease expires in June 2006 and we have an option to extend this lease for an additional four years. We also lease an approximately 3,000 square foot facility in South San Francisco, California. This lease expires in March 2005. We believe that our current facilities will be sufficient to meet our needs through 2004.

Trademarks

        Corgentech is a registered trademark. It is covered by registrations and pending applications for registration in the United States Patent and Trademark Office and counterpart governmental organizations outside the United States.

Legal Proceedings

        From time to time, we may be involved in litigation relating to claims arising out of our operations. We are not currently involved in any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

        Our executive officers, directors and other key employees and their respective ages as of October 31, 2003 are:

Name	Age	Position
Executive Officers:
John P. McLaughlin	52	President, Chief Executive Officer and Director
Richard P. Powers	58	Vice President and Chief Financial Officer
Todd J. Lorenz, M.D.	50	Chief Medical Officer
Leslie M. McEvoy, Ph.D.	43	Vice President, Research
James Z. Huang	38	Vice President, Business Development and Commercial Operations
Key Employees:
Lynn Seely, M.D.	44	Vice President, Clinical Research
Daniel Gennevois, M.D.	49	Vice President, Medical Affairs
John X. Regan	48	Vice President, Manufacturing
Patricia Oto, R.Ph.	43	Vice President, Regulatory & Quality Assurance
Directors:
Rodney A. Ferguson, Ph.D.(2)(3)	47	Chairman of the Board
Fritz R. Bühler, M.D.(1)(2)	62	Director
Victor J. Dzau, M.D.	58	Director
Daniel S. Janney(1)(2)(3)	37	Director
Michael B. Sweeney(1)(3)	53	Director

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Nominating and Corporate Governance Committee.

Executive Officers

        John P. McLaughlin has been our President and Chief Executive Officer, and a member of our board of directors since January 2000. From December 1997 to September 1999, Mr. McLaughlin was President of Tularik, Inc., a biopharmaceutical company. From September 1987 to December 1997, Mr. McLaughlin held a number of senior management positions at Genentech, Inc., a biopharmaceutical company, including Executive Vice President with responsibility for many commercial functions. From January 1985 to September 1987, Mr. McLaughlin was a partner at a Washington, D.C. law firm specializing in food and drug law. Mr. McLaughlin served as counsel to various subcommittees in the United States House of Representatives, where he drafted numerous measures that became FDA laws. Mr. McLaughlin is a co-founder and Chairman of the Board of Directors of Eyetech Pharmaceuticals, Inc., a biopharmaceutical company. He received a B.A. in Government from the University of Notre Dame and a J.D. from the Catholic University of America.

        Richard P. Powers has been our Vice President and Chief Financial Officer since October 2001. From March 1999 to August 2000, Mr. Powers served as Executive Vice President and Chief Financial Officer of Eclipse Surgical Technologies, Inc., a medical device company. From February 1996 to March 1999, Mr. Powers served as Executive Vice President and Chief Financial Officer of CardioGenesis Corporation, a medical device company. From January 1981 to August 1995, Mr. Powers served as Senior Vice President and Chief Financial Officer of Syntex Corporation, a biopharmaceutical company. Mr. Powers also currently serves on the board of directors of Airlease LTD. Mr. Powers received a B.S. in Accounting from Canisius College and an M.B.A. from the University of Rochester, New York.

        Todd J. Lorenz, M.D. has been our Chief Medical Officer since May 2001. From 1994 to 2001, he was Vice President of Medical Affairs at Cor Therapeutics, a biopharmaceutical company where he managed clinical development activities. From 1990 to 1994, he served as Director of Clinical Development of Xoma Corporation, a biopharmaceutical company. From 1985 to 1990, he was in private practice, and also served as a clinical consultant for Highland General Hospital's Department of Endocrinology in Oakland, California. Dr. Lorenz has a clinical appointment at the University of California, San Francisco School of Medicine. Dr. Lorenz received a B.A. in Chemistry and an M.D. from Case Western Reserve School of Medicine. Dr. Lorenz completed his residency in internal medicine at the University of Texas, Southwestern and a fellowship in endocrinology at the University of California, San Francisco.

        Leslie M. McEvoy, Ph.D. has been our Vice President of Research since November 2000. From October 1997 to October 2000, Dr. McEvoy was Program Director of chemokine research and development and Senior Principal Scientist in the Department of Immunobiology at DNAX Research Institute of Molecular and Cellular Biology, Inc. From 1992 to 1997, Dr. McEvoy was a Senior Research Scientist and Principal Investigator at the Stanford University School of Medicine. Prior to 1992, Dr. McEvoy held research positions at Stanford School of Medicine, Lilly Research Laboratories, Pennsylvania State University and Clarkson University. Dr. McEvoy received a B.S. in Biology from Clarkson University and a Ph.D. in Molecular and Cell Biology from Pennsylvania State University.

        James Z. Huang has been our Vice President of Business Development and Commercial Operations since September 2002. From June 2000 to August 2002, Mr. Huang was Vice President of Business Development and Commercial Operations of Tularik Inc., a biopharmaceutical company. From July 1995 to May 2000, Mr. Huang was Product Director of Avandia and Diabetes and held positions in new product development and Worldwide Business Development at SmithKline Beecham PLC, now GlaxoSmithKline, a pharmaceutical company. From July 1992 to June 1995, Mr. Huang held various positions in Bristol-Myers Squibb Company's Strategic Product Planning, Managed Care and Sales and Marketing organizations, and research and development positions at Alza Corporation, now part of Johnson & Johnson Company, a pharmaceutical company. Mr. Huang received a B.S. in Chemical Engineering from the University of California, Berkeley and an M.B.A. from the Stanford University Graduate School of Business.

Key Employees

        Lynn Seely, M.D. has been our Vice President of Clinical Research since September 2002. From December 2001 to June 2002, Dr. Seely served as Vice President of Clinical Development of Cytyc Health Corporation, a medical diagnostic company. From September 2000 to November 2001, Dr. Seely was Vice President of Clinical Development at Pro-Duct Health, Inc., a medical device company. From December 1996 to September 2000, she was Director of Clinical Development at Chiron Corporation, a biopharmaceutical company. From July 1992 to November 1996, Dr. Seely was an Assistant Professor of Medicine at the University of California, San Diego. Dr. Seely received a B.A. in Journalism from the University of Oklahoma and an M.D. from the University of Oklahoma College of Medicine. Dr. Seely completed her residency in internal medicine at Yale-New Haven Hospital in New Haven, Connecticut, where she served as Chief Resident. Dr. Seely completed a postdoctoral fellowship in Endocrinology and Metabolism at the University of California, San Diego.

        Daniel Gennevois, M.D. has been our Vice President of Medical Affairs since August 2003. From June 2003 to July 2003, Dr. Gennevois served as Senior Medical Director for Xoma Corporation. From June 2001 to June 2003, Dr. Gennevois served as Executive Director and Vice President of Clinical

Operations at Dynavax Technologies, a biopharmaceutical company. From March 1997 to May 2001, he was Senior Director of Clinical Research of Roche Bioscience, a subsidiary of F. Hoffmann-La Roche Ltd., a pharmaceutical company. From November 1995 to March 1997, he served as Director of Clinical Research of Chiron Vaccines, a business unit of Chiron Corporation, a biopharmaceutical company. From June 1991 to November 1995, Dr. Gennevois served as Director of Medical Research of Syntex Corporation, a biopharmaceutical company. From 1985 to 1991, he served as Associate Director of Clinical and Business Development for American Bioproducts Co., and Scientific Manager for Porton Products. Dr. Gennevois received a Bachelor degree in Mathematics from Lycee Ampere (Lyon, France) and a Doctor of Medicine degree from the University of Lyon, Claude Bernard School of Medicine in Lyon, France. Dr. Gennevois completed clinical training in infectious disease at the Hospital Edouard Herriot, also in Lyon.

        John X. Regan has been our Vice President of Manufacturing since December 2002. From January 1983 to December 2002, Mr. Regan served as Senior Director of Manufacturing at Genentech, Inc. From 1979 to 1983, Mr. Regan served as Formulating Chemist of SmithKline Diagnostics, a diagnostics company. Mr. Regan received a B.S. in Biology from the University of Massachusetts.

        Patricia Oto, R.Ph. has been our Vice President of Regulatory & Quality Assurance since July 2001. From June 1997 to June 2001, Ms. Oto was Senior Director of Regulatory Affairs at Corixa, Inc., a biopharmaceutical company. From 1990 to 1997, Ms. Oto held various positions in the Regulatory Affairs and Quality Assurance departments at Genentech, Inc., including Regulatory Manager. From January 1984 to January 1990, Ms. Oto held various Quality and Manufacturing positions at Syntex Corporation and Summa Manufacturing Corporation. Ms. Oto received a B.S. in Pharmacy from the University of New Mexico College of Pharmacy, Albuquerque, New Mexico.

Directors

        Rodney A. Ferguson, Ph.D. has been a member of our board of directors since November 2000 and Chairman of the Board since August 2002. Since 2001, Dr. Ferguson has served as a Managing Director in the San Francisco office of JPMorgan Partners, a global private equity firm, where he is Co-Head of the Life Science and Healthcare Infrastructure Group responsible for all health care investments. From 1999 to 2000, Dr. Ferguson was a general partner at InterWest Partners, a venture capital firm, where he focused on investments in medical technology. From 1988 to 1999, Dr. Ferguson held a variety of positions at Genentech, Inc., including Senior Corporate Counsel and Senior Director of Business and Corporate Development. Dr. Ferguson is a member of the board of directors of several private biotechnology companies. Dr. Ferguson received a B.S. in Biochemistry from the University of Illinois, a Ph.D. in Biochemistry from the State University of New York, Buffalo and a J.D. from Northwestern University.

        Fritz R. Bühler, M.D. has been a member of our board of directors since June 2002. Since 2001, Dr. Bühler has served as a Managing Partner of Bear Stearns Health Innoventures. Dr. Bühler is currently the Director of the European Center of Pharmaceutical Medicine and a board member of the Georgetown Center of Drug Development Science in Washington, D.C. From 1990 to 1998, Dr. Bühler served as an executive board member of the Swiss Academy of Medical Sciences. From 1991 to 1995, he was Head of Global Clinical Research and Development and Chief Medical Officer at F. Hoffmann-La Roche Ltd. in Basel. From 1987 to 1991, Dr. Bühler was Director of the Department of Research at the University Hospital, Basel, where he continues his affiliation as a Professor of Pharmaceutical Medicine, Pathophysiology, Internal Medicine and Cardiology. Dr. Bühler co-founded, and from 1997 to 2000 was Vice Chairman of the Board of, International Biomedicine Management Partners of Basel, Switzerland. Dr. Bühler is also a co-founder of the BioValley in Europe. Dr. Bühler received an M.D. degree from the University of Basel, and an honorary doctorate from the University of Louis Pasteur in Strasbourg, France.

        Victor J. Dzau, M.D. has been a member of our board of directors since January 1999 and has chaired our scientific advisory board since January 1999. Since 1996, Dr. Dzau has been the Director of Research and Chairman of the Department of Medicine of The Brigham and Women's Hospital, Inc./Harvard Medical School. From 1990 to 1996, Dr. Dzau served as the Director of the Falk Cardiovascular Research Center, Chief of the Division of Cardiovascular Medicine, and Professor of Medicine, all at the Stanford University School of Medicine. From 1995 to 1996, Dr. Dzau served as Chairman of the Department of Medicine at Stanford University. Dr. Dzau is a member of the board of directors of Genzyme Corporation, a biotechnology company. Dr. Dzau received a B.S. and an M.D. from McGill University.

        Daniel S. Janney has been a member of our board of directors since November 2000. He joined Alta Partners, a venture capital firm in 1996. From 1993 to 1996, he was a Vice President at Montgomery Securities' health care and biotechnology investment banking group. Previously, Mr. Janney was an associate at Bankers' Trust Company in its leveraged buyout/private equity group. Mr. Janney sits on the board of directors of several private biotechnology companies. Mr. Janney received a B.A. in History from Georgetown University and an M.B.A. from the University of California, Los Angeles.

        Michael B. Sweeney has been a member of our board of directors since January 2001. Since July 2003, Mr. Sweeney has served as a general partner in the Medical Technology group at InterWest Partners, a venture capital firm, focusing on early stage investment opportunities in the medical technology sector. From January 2001 to July 2003, Mr. Sweeney was a venture partner at InterWest Partners. From January 1999 to January 2001, Mr. Sweeney was the Chairman, President and Chief Executive Officer of Epicor Medical, Inc., a cardiovascular medical device company. From August 1998 until January 2001, Mr. Sweeney was a medical device entrepreneur-in-residence at InterWest Partners. Mr. Sweeney is a founder of Ventritex, Inc., now part of St. Jude Medical. Mr. Sweeney received a B.A. in Political Science from Drake University.

        Each officer is elected by our board of directors and serves at the board's discretion.

Board Composition

        Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and six directors are currently authorized. In accordance with our restated certificate of incorporation, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors have been divided among the three classes as follows:

  •
  the Class I directors will be John P. McLaughlin and Victor J. Dzau, and their terms will expire at the annual meeting of stockholders to be held in 2004;

  •
  the Class II directors will be Daniel S. Janney and Michael B. Sweeney, and their terms will expire at the annual meeting of stockholders to be held in 2005; and

  •
  the Class III directors will be Rodney A. Ferguson and Fritz R. Bühler, and their terms will expire at the annual meeting of stockholders to be held in 2006.

        Our restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

        The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Voting Agreement

        All of our current directors were elected pursuant to a voting agreement that we entered into with certain holders of our common stock and holders of our preferred stock and related provisions of our existing certificate of incorporation. The holders of a majority of our common stock designated Mr. McLaughlin for election to our board of directors. The holders of a majority of our Series B preferred stock designated Mr. Janney for election to our board of directors. The holders of a majority of our Series C preferred stock designated Drs. Bühler and Ferguson for election to our board of directors. The holders of a majority of our common stock and preferred stock, voting together as a single class, designated Dr. Dzau and Mr. Sweeney for election to our board of directors. Immediately prior to the closing of this offering, these board representation rights will terminate and none of our stockholders will have any special rights regarding the election or designation of board members.

Committees of the Board of Directors

        As of the close of this offering, our board of directors will have an audit committee, a compensation committee and a corporate governance and nominating committee, each of which will have the composition and responsibilities described below:

  Audit Committee

        Our audit committee is responsible for, among other things:

  •
  overseeing the accounting and financial reporting processes and audits of our financial statements;

  •
  appointing independent auditors to audit our financial statements;

  •
  overseeing and monitoring (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters, (c) our independent auditor's qualifications, independence and performance, and (d) our internal accounting and financial controls;

  •
  preparing the report that SEC rules require be included in our annual proxy statement;

  •
  providing the board of directors with the results of its monitoring and recommendations; and

  •
  providing to the board of directors additional information and materials as it deems necessary to make the board of directors aware of significant financial matters that require the attention of the board of directors.

        Our audit committee is comprised of Messrs. Janney and Sweeney and Dr. Bühler, each of whom is a non-employee member of our board of directors. Mr. Sweeney is the chairman of the audit committee. We believe that the composition of our audit committee meets the requirements for independence under the current requirements, the Nasdaq National Market and SEC rules and regulations. We believe that the functioning of our audit committee complies with the applicable requirements, the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

  Compensation Committee

        Our compensation committee is comprised of Drs. Bühler and Ferguson and Mr. Janney, each of whom is a non-employee member of our board of directors. Dr. Ferguson is the chairman of the compensation committee. Each member of our compensation committee is an "outside" director as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and a "non-employee" director within the meaning of Rule 16b-3 of the rules promulgated under the

Securities Exchange Act of 1934, as amended. We intend to comply with future requirements to the extent they become applicable to us. Our compensation committee is responsible for, among other things:

  •
  reviewing and approving for our chief executive officer and other executive officers (a) the annual base salary, (b) the annual incentive bonus, including the specific goals and amount, (c) equity compensation, (d) employment agreements, severance arrangements, and change in control agreements/provisions, and (e) any other benefits, compensations, compensation policies or arrangements;

  •
  reviewing and making recommendations to the board of directors regarding the compensation policy for such other senior management as directed by the board of directors;

  •
  reviewing and making recommendations to the board of directors regarding general compensation goals and guidelines for employees and the criteria by which bonuses to employees are determined;

  •
  preparing a report to be included in our annual proxy statement which describes: (a) the criteria on which compensation paid to our chief executive officer for the last completed fiscal year is based; (b) the relationship of such compensation to our performance; and (c) the committee's executive compensation policies applicable to executive officers; and

  •
  acting as administrator of our benefit plans, including making amendments to the plans, and changes in the number of shares reserved for issuance thereunder.

  Corporate Governance and Nominating Committee

        Our corporate governance and nominating committee is comprised of Dr. Ferguson and Messrs. Janney and Sweeney, each of whom is a non-employee member of our board of directors. Mr. Janney is the chairman of the corporate governance and nominating committee. Our corporate governance and nominating committee is responsible for, among other things:

  •
  reviewing board structure, composition, and practices, and making recommendations on these matters to the board of directors;

  •
  reviewing, soliciting and making recommendations to the board and stockholders with respect to candidates for election to the board of directors; and

  •
  overseeing compliance by employees with our Code of Conduct.

Director Compensation

        The non-employee members of our board of directors are reimbursed for travel, lodging and other reasonable expenses incurred in attending board or committee meetings. Members of our board of directors do not receive cash compensation for attending board meetings. In October 2003, Drs. Bühler, Dzau and Ferguson, and Messrs. Janney and Sweeney, each a non-employee director, received an option to purchase 160,000 shares of our common stock at an exercise price of $0.30 per share. These options vest in 48 equal monthly installments, subject to the recipient's continued service as a director. Following the closing of this offering, pursuant to our 2003 Non-Employee Directors' Stock Option Plan, beginning in 2005, each non-employee director will also receive an annual option grant for 40,000 shares of our common stock on the day following each annual meeting of stockholders, subject to the recipient's continued service as a director. These options will vest in 12 equal monthly installments over one year from the grant date. In October 2003, Dr. Dzau received a stock award to purchase 400,000 shares of our common stock at a purchase price of $0.30 per share. Following the closing of this offering, we will also pay our non-employee directors who are not affiliated with our principal stockholders $10,000 per year to be paid in four equal quarterly installments. See the "Management—Employee Benefits Plans—2003 Non-Employee Directors' Stock Option Plan" section for a further description of our 2003 Non-Employee Directors' Stock Option Plan.

Compensation Committee Interlocks and Insider Participation

        As noted above, the compensation committee of the board of directors consists of Drs. Bühler and Ferguson and Mr. Janney. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Clinical Advisory Board

        Our Clinical Advisory Board assists us in the design and implementation of our clinical trials and is comprised of the following individuals:

Specialty	Name	Position
Cardiothoracic Surgery	Lawrence H. Cohn, M.D.	Chief of Cardiac Surgery at Harvard's Brigham and Women's Hospital and past President of the Society of Thoracic Surgeons
	Michael J. Mack, M.D.	Chairman of the Board of Directors of the Cardiopulmonary Research Science and Technology Institute and Director of Heart and Lung Transplantation at Columbia Hospital Medical City Dallas
	Mercedes Dullum, M.D.	Division of Cardiac Surgery, Washington Hospital Center
	Randall K. Wolf, M.D.	Director of Minimally Invasive Cardiac Surgery & Robotics and Associate Professor of Surgery at Ohio State University
	Todd Rosengart, M.D.	Head of Division of Cardiothoracic Surgery, Evanston Northwestern Healthcare
	Dennis F. Bandyk, M.D.	Professor of Surgery and Chief of Vascular Surgery at University of South Florida
Vascular Surgery	Alexander W. Clowes, M.D.	Professor of Surgery and Chief of Division of Vascular Surgery at University of Washington
	Michael S. Conte, M.D.	Associate Professor of Surgery, Division of Vascular Surgery at Harvard's Brigham and Women's Hospital
	Gregory L. Moneta, M.D.	Professor of Surgery and Chief of Division of Vascular Surgery, Oregon Health & Science University
Cardiology	Robert Califf, M.D.	Associate Vice Chancellor for Clinical Research, Duke University Medical Center

Executive Compensation

        The following table sets forth all compensation awarded to, earned by or paid to our chief executive officer and our four other most highly compensated executive officers whose total salary and bonus exceeded $100,000 for services rendered to us during 2002. We refer to these individuals elsewhere in this prospectus as our "named executive officers."

Summary Compensation Table

	Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Salary	Bonus	All Other Compensation	Securities Underlying Options
John P. McLaughlin President and Chief Executive Officer	$270,833	$—	$529	—
Richard P. Powers Vice President and Chief Financial Officer	240,000	—	989	—
Todd J. Lorenz, M.D. Chief Medical Officer	230,000	—	345	—
Leslie M. McEvoy, Ph.D. Vice President, Research	189,792	17,456	230	115,000
James Z. Huang(1) Vice President, Business Development and Commercial Operations	83,333	50,000	63	500,000

(1)
Mr. Huang joined us as Vice President, Business Development and Commercial Operations on August 30, 2002. Mr. Huang's annualized salary is $250,000.

Stock Option Grants in 2002

        The following table provides information concerning stock option grants to each of our named executive officers during 2002.

	Individual Grants				Potential Realizable Value Assumed Annual Rates of Stock Price Appreciation for Option Terms
		Percent of Total Options Granted to Employees in 2002
	Number of Securities Underlying Options Granted
Name			Exercise Price Per Share	Expiration Date
					5%	10%
John P. McLaughlin	—	—	—	—	—	—
Richard P. Powers	—	—	—	—	—	—
Todd J. Lorenz, M.D.	—	—	—	—	—	—
Leslie M. McEvoy, Ph.D.	115,000	6.0%	$0.10	01/14/2012
James Z. Huang	500,000	25.98%	$0.30	07/31/2012

        The stock option granted in 2002 to Dr. McEvoy vests as to 1/48th of the shares subject to the option monthly over four years and to Mr. Huang as to 25% of the shares subject to the option on the first anniversary of the vesting commencement date and as to 1/36th of the remaining shares each month thereafter. Each option has a ten-year term, subject to earlier termination if the optionee's service with us ceases. Under certain circumstances in connection with a change of control, the vesting of such option grants may accelerate and become immediately exercisable. Our board of directors retains the discretion, under certain circumstances relating to changes in corporate structure that may affect our common stock, to modify the terms of outstanding options to reflect such changes and prevent the diminution or enlargement of benefits or potential benefits intended to be made available under the applicable stock plan.

        Percentages shown under "Percent of Total Options Granted to Employees in 2002" are based on an aggregate of 1,924,000 stock options granted to our employees during 2002. This number does not include 73,800 stock options granted to our consultants during 2002.

        Each stock option was granted with an exercise price equal to the fair market value of our common stock on the grant date, as determined by our board of directors. Because there was no public market for our common stock prior to this offering, the board of directors determined the fair market value of our common stock by considering a number of factors, including, but not limited to, previous valuations, status of product development, our financial condition and prospects for future growth.

        The potential realizable value is calculated based on the ten-year term of the stock option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by:

  •
  multiplying the number of shares of common stock subject to a given stock option by the assumed initial public offering price per share of $            ;

  •
  assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the option; and

  •
  subtracting from that result the aggregate option exercise price.

2002 Stock Option Values

        The following table provides information concerning stock options exercised during 2002, and unexercised options held as of December 31, 2002, by each of our named executive officers:

			Number of Securities Underlying Unexercised Options at December 31, 2002		Value of Unexercised In-the-Money Options at December 31, 2002
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
John P. McLaughlin	—	—	—	—	—	—
Richard P. Powers	—	—	—	—	—	—
Todd J. Lorenz, M.D.	—	—	—	—	—	—
Leslie M. McEvoy, Ph.D.	115,000		$—	—	—	—
James Z. Huang	—	—	500,000	—		$—

        Amounts presented under the captions "Value Realized" and "Value of Unexercised In-the-Money Options at December 31, 2002" are based on an assumed initial public offering price of $    per share minus the exercise price, multiplied by the number of shares subject to the stock option, without taking into account any taxes that may be payable in connection with the transaction. Our 2003 Equity Incentive Plan allows for the early exercise of options granted. All options exercised early are subject to repurchase by us at the original exercise price. The repurchase right lapses over time.

Employment Agreements

  John P. McLaughlin

        In November 1999, we entered into a letter agreement with John P. McLaughlin, our President and Chief Executive Officer pursuant to which Mr. McLaughlin may only be terminated without cause upon the affirmative vote of two-thirds of the directors then in office, excluding Mr. McLaughlin. In the event we terminate Mr. McLaughlin's employment without cause, he will receive six months of salary in a lump sum payment and we will continue to pay for his medical benefits for six months following such termination.

        The letter agreement sets forth Mr. McLaughlin's initial base salary of $250,000, which is subject to increase upon review annually by and at the sole discretion of our compensation committee and as approved by the board of directors. Mr. McLaughlin was also granted the right to purchase 1,200,000 shares of our common stock at $0.06 per share, subject to a repurchase right which lapsed as to 25% of the shares on January 1, 2001 and lapses as to the remaining shares, ratably over 36 months until January 1, 2004. We also agreed to provide Mr. McLaughlin with a loan of $70,800 for the purpose of purchasing this common stock. Pursuant to its terms, the loan was forgiven on November 29, 2003.

        Mr. McLaughlin's letter agreement provides that all of his common stock will immediately vest and be released from the repurchase option if (1) we are consolidated or merged with or into another corporation, other than a related corporation, or substantially all of our assets are sold, or (2) Mr. McLaughlin is (a) terminated by us without cause, (b) is effectively terminated through demotion or a substantial reduction in his responsibilities, or (c) is required to work at a site more than 35 miles from his worksite prior to the consolidation or sale of assets.

        Mr. McLaughlin was also granted certain registration and co-investment rights pursuant to the letter agreement. In May 2002, we entered into a Termination of Preemptive Rights and Registration Rights Agreement with Mr. McLaughlin, pursuant to which these rights were terminated and discharged.

  Leslie M. McEvoy, Ph.D.

        In August 2000, we entered into an offer letter with Leslie M. McEvoy, our Vice President, Research setting forth her initial base salary of $140,000 per year. Dr. McEvoy was also granted a stock option to purchase 185,000 shares of our common stock at an exercise price of $0.06 per share. In addition, we agreed to provide Dr. McEvoy with a loan of $11,100 for the purpose of exercising this stock option. The loan is due in three annual installments of $3,700. The offer letter provides that in the event of an acquisition or merger of Corgentech, all unvested shares subject to the stock option will immediately vest. We also agreed to provide Dr. McEvoy a second loan in the amount of $75,000. This loan is due in three annual installments of $12,500 and the remaining $37,500 is due on the one year anniversary of the effective date of this registration statement. In June 2001, we entered into a bonus plan with Dr. McEvoy pursuant to which she is entitled to three cash bonus payments, each equal to $13,469, payable in June 2002, June 2003 and June 2004, provided she is continuously employed through the payment date. In August 2001, we entered into a second bonus plan with Dr. McEvoy pursuant to which she is entitled to three cash bonus payments, each equal to $3,987, payable in August 2002, August 2003 and August 2004, provided she is continuously employed through the payment date.

  Todd J. Lorenz, M.D.

        In February 2001, we entered into an offer letter with Todd J. Lorenz, our Chief Medical Officer, setting forth his initial base salary of $230,000 per year. Dr. Lorenz was also granted a stock option to purchase 300,000 shares of our common stock at an exercise price of $0.10 per share. In addition, the offer letter provides that in the event we terminate Dr. Lorenz's employment without cause during the first 12 months of his employment, he is entitled to receive salary and health benefits until the earlier of (a) 12 months after the date of such termination or (b) until he obtains new employment. If we terminate Dr. Lorenz's employment without cause after the first 12 months of his employment he is entitled to receive salary and health benefits until the earlier of (a) six months after the date of such termination or (b) until he obtains new employment.

  Richard P. Powers

        In October 2001, we entered into an offer letter with Richard P. Powers, our Vice President and Chief Financial Officer, setting forth his initial base salary of $240,000 per year. Mr. Powers was also granted a stock option to purchase 400,000 shares of our common stock at an exercise price of $0.10 per share. In addition, we agreed to provide Mr. Powers with a loan of $39,600 for the purpose of exercising this stock option. This loan is due on December 19, 2005. The offer letter also provides that in the event of a merger or other change in control followed by an actual or constructive termination of Mr. Powers' employment, all unvested shares subject to the stock option will immediately vest. In the event we terminate Mr. Powers' employment without cause, he is entitled to receive salary, bonus and health benefits for a period of six months after the date of such termination and accelerated vesting on his unvested stock options equal to six months.

  James Z. Huang

        In July 2002, we entered into an offer letter with James Z. Huang, our Vice President, Business Development and Commercial Operations setting forth his initial base salary of $250,000 per year, and an initial bonus payment of $50,000. Mr. Huang was also granted a stock option to purchase 500,000 shares of our common stock at $0.30 per share. In addition, we agreed to provide Mr. Huang with a loan of $200,000 to purchase his primary residence. The loan is due in three annual installments of $66,667. In October 2002, we entered into a bonus plan with Mr. Huang pursuant to which he is entitled to three cash bonus payments of $75,667, $72,667 and $69,667 in October 2003, October 2004 and October 2005, respectively, or a pro rata portion thereof calculated based upon the number of days in the applicable year for which he remains continuously employed by us.

        Please see "Cerain Transactions—Loans to Officers" for a further description of certain loans to our officers.

Employee Benefit Plans

  2003 Equity Incentive Plan

        Our board of directors adopted our 2003 Equity Incentive Plan, or the 2003 Incentive Plan, in                        , 2003 and our stockholders approved it in                         , 200    to become effective upon the effective date of this registration statement. The 2003 Incentive Plan is an amendment and restatement of our 1999 Equity Incentive Plan. Options granted under the 1999 Equity Incentive Plan prior to its amendment and restatement, will continue to be subject to the terms and conditions as set forth in the agreement evidencing such options and the terms of the 1999 Equity Incentive Plan prior to its amendment and restatement. The 2003 Incentive Plan will terminate on the earlier of ten years after its adoption or when the board of directors terminates the 2003 Incentive Plan. The 2003 Incentive Plan provides for the grant of incentive stock options, as defined under section 422 of the Internal Revenue Code of 1986, nonstatutory stock options, restricted stock awards, stock appreciation rights, phantom stock and other forms of equity awards. Incentive stock options may be granted to employees, including officers. All other awards may be granted to employees, including officers, non-employee directors and consultants.

        Share Reserve.    An aggregate of                        shares of common stock will be reserved for issuance under the 2003 Incentive Plan, which amount will be increased annually for the life of the

2003 Incentive Plan on January 1st beginning in 2005, by the lesser of (a) 5% of the number of shares of common stock outstanding on such date or (b)             shares of common stock. However, the board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on such date. As of the date hereof, no shares of common stock have been issued under the 2003 Incentive Plan.

        The following types of shares issued under the 2003 Incentive Plan may again become available for the grant of awards under the 2003 Incentive Plan: restricted stock that is repurchased prior to it becoming fully vested; shares withheld for taxes; shares used to pay the exercise price of an option in a net exercise; shares tendered to the company to pay the exercise price of an option. In addition, shares subject to stock awards that have expired or otherwise terminated without having been exercised in full may be subject to new equity awards. Shares issued under the 2003 Incentive Plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

        Administration.    Our board of directors will administer the 2003 Incentive Plan. The board of directors may delegate authority to administer the 2003 Incentive Plan to a committee. Subject to the terms of the 2003 Incentive Plan, our board of directors or its authorized committee, referred to as the plan administrator, determines recipients, grant dates, the numbers and types of equity awards to be granted and the terms and conditions of the equity awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the purchase price for rights to purchase restricted stock and, if applicable, phantom stock and the strike price for stock appreciation rights. The plan administrator may also amend the terms of the 2003 Incentive Plan and outstanding equity awards. Amendments to the 2003 Incentive Plan are subject to stockholder approval to the extent required by law, rule or regulation. In addition, the plan administrator may amend an option to lower its exercise price or exchange an option for an option with a lower exercise price, another equity award, cash, or any other consideration or may take any other action that is treated as a repricing under U.S. generally accepted accounting principles.

        Stock Options.    Stock options are granted pursuant to stock option agreements. The plan administrator determines the exercise price for a stock option, however, the exercise price for an incentive stock option cannot be less than 100% of the fair market value of our common stock on the date of grant and the exercise price for a nonstatutory stock option cannot be less than 50% of the fair market value of our common stock on the date of grant. Options granted under the 2003 Incentive Plan vest at the rate specified in the respective option agreements.

        The plan administrator determines the term of stock options granted under the 2003 Incentive Plan, however, the term of an incentive stock option may not exceed ten years. If an optionee's service relationship with us, or any affiliate or ours, ceases due to disability or death, the optionee, or his or her beneficiary, may exercise any vested options up to 12 months (in the event of disability) or 18 months (in the event of death) after the date such service relationship ends unless the terms of the stock option agreement provide for earlier or later termination. If an optionee's relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionee may exercise any vested options up to three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination.

        Acceptable consideration for the purchase of common stock issued under the 2003 Incentive Plan will be determined by the board of directors and may include cash, common stock previously owned by the optionee, a broker assisted exercise, the net exercise of the option and other legal consideration approved by the board of directors.

        Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the stock option agreement for a nonstatutory stock option provides otherwise.

However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

        Tax Limitations on Incentive Stock Option Grants.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or of any of our affiliates unless the following conditions are satisfied: (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (b) the term of the incentive stock option does not exceed five years from the date of grant.

        Restricted Stock Awards.    Restricted stock awards are purchased through a restricted stock award agreement. The purchase price for restricted stock awards must be at least the par value of the stock. The purchase price for a restricted stock award may be payable in cash, the recipient's past services performed for us, or any other form of legal consideration acceptable to the plan administrator. Rights to acquire shares under a restricted stock award may not be transferred other than by will or by the laws of descent and distribution.

        Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation right agreements. The plan administrator determines the strike price for a stock appreciation right. A stock appreciation right granted under the 2003 Incentive Plan vests at the rate specified in the stock appreciation right agreement.

        The plan administrator determines the term of a stock appreciation right granted under the 2003 Incentive Plan. If an awardee's service relationship with us, or any affiliate of ours, ceases, then the awardee, or his or her beneficiary, may exercise any vested stock appreciation right after the date such service relationship ends for the period of time provided in the stock appreciation right agreement. Different post-termination exercise periods may be provided in the stock appreciation right agreement for specific types of terminations such as death or disability.

        Phantom Stock.    Phantom stock awards are granted pursuant to phantom stock award agreements. A phantom stock award may require the payment of at least par value by the recipient. Payment of any purchase price may be made in cash, the recipient's past services performed for us or any other form of legal consideration acceptable to the plan administrator. Rights to acquire shares under a phantom stock agreement may not be transferred other than by will or by the laws of descent and distribution.

        Other Equity Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award, the purchase price, if any, the timing of exercise and vesting and any repurchase rights associated with such awards. Unless otherwise specifically provided for in the award agreement, such awards may not be transferred other than by will or by the laws of descent and distribution.

        Changes in Control.    In the event of certain corporate transactions, all outstanding options and stock appreciation rights under the 2003 Incentive Plan either will be assumed, continued or substituted for by any surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute for such awards, the vesting provisions of such equity awards will be accelerated and such equity awards will be terminated if not exercised prior to the effective date of the corporate transaction. Other forms of equity awards such as restricted stock awards may have their repurchase or forfeiture rights assigned to the surviving or acquiring entity. If such repurchase or forfeiture rights are not assigned, then such equity awards will become fully vested. Following specified change in control transactions, the equity awards granted under the 2003 Incentive Plan will be fully vested and exercisable if the awardee ceases to perform services for the surviving or acquiring company within twelve months after the close of the change in control transaction and the awardee is either (a) terminated by the surviving or acquiring company without cause or (b) constructively terminated. In addition, if an awardee must resign the awardee's position with us as a condition of the change in control transaction, the awardee's stock award under the 2003 Incentive Plan will become fully vested and exercisable.

  2003 Non-Employee Directors' Stock Option Plan

        Our board of directors adopted our 2003 Non-Employee Directors' Stock Option Plan, or the 2003 Directors' Plan, in                        , 2003 and our stockholders approved it in                        , 200    to become effective upon the effective date of this registration statement. The 2003 Directors' Plan will provide for the automatic grant of nonstatutory stock options to purchase shares of common stock to our non-employee directors.

        Share Reserve.    The aggregate number of shares of common stock that may be issued pursuant to options granted under the 2003 Directors' Plan is                        shares which amount will be increased annually on January 1, from 2005 until 2013, by the number of shares of common stock subject to options granted during the prior calendar year. However, the board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased. As of the date hereof, no shares of common stock have been issued under the 2003 Directors' Plan.

        Administration.    The board of directors shall administer the 2003 Directors' Plan. The exercise price of the options granted under the 2003 Directors' Plan will be equal to the fair market value of the common stock on the date of grant. No option granted under the 2003 Directors' Plan may be exercised after the expiration of ten years from the date it was granted. Options granted under the 2003 Directors' Plan are not transferable other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death. An option may be transferred for no consideration upon written consent of the board of directors if (1) at the time of transfer, a Form S-8 registration statement under the Securities Act of 1933, as amended is available for the issuance of shares by us upon the exercise of such transferred option or (2) the transfer is to the optionholder's employer at the time of transfer or an affiliate of the optionholder's employer at the time of transfer. An optionee whose service relationship with us or any of our affiliates, whether as a non-employee director of ours or subsequently as an employee, director or consultant of either us or our affiliate, ceases for any reason may exercise vested options for the term provided in the option agreement, three months generally, 12 months in the event of disability and 18 months in the event of death.

        Automatic Grants.    Pursuant to the terms of the 2003 Directors' Plan, any individual who becomes a non-employee director after this offering will automatically be granted an option to purchase 160,000 shares of common stock, the initial grant, upon being elected or appointed to the board of directors. Any person who is a non-employee director on the day following each of the annual meetings of our stockholders beginning with our annual meeting in 2005, will automatically be granted an option to purchase 40,000 shares of common stock, the annual grant, on such date, provided, however, that each non-employee director who has been a non-employee director for less than 12 months prior to the day following the annual meeting of our stockholders will receive an annual grant that has been reduced pro rata for each full quarter prior to the date of grant during which such person did not serve as a non-employee director. Annual grants vest in 12 equal monthly installments over one year from the grant date. Initial grants vest in 48 equal monthly installments over four years. Options continue to vest so long as the non-employee director continues in a service relationship with us or any of our affiliates.

        Changes in Control.    In the event of certain corporate transactions, all outstanding options under the 2003 Directors' Plan either will be assumed, continued or substituted for by any surviving entity. If the surviving or acquiring entity elects not to assume, continue or substitute for such options, the vesting provision of such options will be accelerated and such options will be terminated if not exercised prior to the effective date of such corporate transaction. Following specified change in control transactions, if the optionee ceases to perform services for the surviving or acquiring company within twelve months after the close of the change in control transaction then the options granted to such optionee under the 2003 Directors' Plan will be fully vested and exercisable. A cessation of services includes the failure of the optionee to be nominated or re-elected for an additional term on the board of directors of the surviving or acquiring company if the stockholder meeting for such re-election is within 12 months of the close of the change in control transaction. In addition, if an optionee must resign the optionee's position as a condition of the change in control transaction, the optionee's option under the 2003 Directors' Plan will become fully vested and exercisable.

  2003 Employee Stock Purchase Plan

        Our board of directors adopted our 2003 Employee Stock Purchase Plan, or the 2003 Purchase Plan, in                        , 2003 and our stockholders approved it in                         , 200    to become effective upon the effective date of this registration statement.

        Share Reserve.    The 2003 Purchase Plan authorizes the issuance of                        shares of common stock pursuant to purchase rights granted to our employees or to employees of any of our affiliates, which amount will be increased on the first day of our fiscal year, from 2005 until 2024, by    % of the number of shares of common stock outstanding on that date or such lesser amount as the board of directors may determine. However, the board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on that date. The 2003 Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. As of the date hereof, no shares of common stock have been purchased under the 2003 Purchase Plan.

        Administration.    The board of directors shall administer the 2003 Purchase Plan, but such administration may be delegated to a committee of the board of directors. The 2003 Purchase Plan provides a means by which employees may purchase our common stock through payroll deductions. The 2003 Purchase Plan is implemented by offerings of rights to eligible employees. Under the 2003 Purchase Plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering will begin on the effective date of this offering and be approximately 6 months in duration. Unless otherwise determined by the board of directors, common stock is purchased for accounts of employees participating in the 2003 Purchase Plan at a price per share equal to the lower of (1) 85% of the fair market value of a share of our common stock on the first date of an offering or (2) 85% of the fair market value of a share of our common stock on the date of purchase. Generally, all regular employees, including executive officers, who customarily work more than 20 hours per week and are customarily employed by us or by any of our affiliates for more than five months per calendar year may participate in the 2003 Purchase Plan and may authorize payroll deductions of up to 15% of their earnings for the purchase of common stock under the 2003 Purchase Plan.

        Limitations.    Eligible employees may be granted rights only if the rights, together with any other rights granted under employee stock purchase plans, do not permit such employee's rights to purchase our stock to accrue at a rate which exceeds $25,000 of the fair market value of such stock for each calendar year in which such rights are outstanding. No employee shall be eligible for the grant of any rights under the 2003 Purchase Plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock, measured by vote or value.

        Changes in Control.    In the event of certain corporate transactions, any then outstanding rights to purchase our stock under the 2003 Purchase Plan will be assumed, continued or substituted for by the surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute for such rights, then the participants' accumulated contributions will be used to purchase shares of our common stock within ten days prior to such corporate transaction and such purchase rights will terminate immediately thereafter.

  401(k) Plan

        We sponsor a 401(k) Plan that is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended. All employees are eligible to participate. Participants may make pre-tax contributions to the 401(k) Plan of up to 60% of their eligible earnings, subject to a statutorily prescribed annual limit, $12,000 in 2003. Under the 401(k) Plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the 401(k) Plan's trustee.

        Each participant's contributions, and the corresponding investment earnings, are generally not taxable until withdrawn. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

Limitation of Liability and Indemnification

        Our restated certificate of incorporation contains provisions limiting the liability of directors. Our restated certificate of incorporation provides that a director will not be personally liable to us or to our stockholders for monetary damages for any breach of fiduciary duty as a director to the fullest extent permitted by Section 203 of Delaware General Corporation Law which prohibits our restated certificate of incorporation from limiting the liability of our directors for the following:

  •
  any breach of the director's duty of loyalty to us or to our stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or unlawful stock repurchases or redemptions; and

  •
  any transaction from which the director derived an improper personal benefit.

        If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our restated certificate of incorporation does not eliminate a director's duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief remain available under Delaware law. Our restated certificate of incorporation does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

        Our bylaws provide that we must indemnify our directors and officers and may indemnify our other employees and agents to the fullest extent permitted by Delaware law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity. We have entered and expect to continue to enter into agreements to indemnify our directors, officers and other employees and agents as determined by our board of directors. These agreements provide for indemnification for related expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        At present we are not aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents in such person's capacity with Corgentech where indemnification will be required or permitted. We are also not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

PRINCIPAL STOCKHOLDERS

        The following table sets forth, as of October 31, 2003, information regarding beneficial ownership of our capital stock by the following:

  •
  each person, or group of affiliated persons, known by us to be the beneficial owner of more than five percent of any class of our voting securities;

  •
  each of our directors;

  •
  each of the named executive officers; and

  •
  all directors and executive officers as a group.

        Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options and warrants that are currently exercisable or exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each director, executive officer or 5% or more stockholder, as the case may be. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

        This table lists applicable percentage ownership based on 80,180,874 shares of common stock outstanding as of October 31, 2003, including shares of preferred stock, on an as-converted basis, and also lists applicable percentage ownership based on            shares of common stock outstanding after the closing of the offering. Options and warrants to purchase shares of our common stock that are exercisable within 60 days of October 31, 2003, are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage.

        Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Corgentech Inc., 650 Gateway Boulevard, South San Francisco, California 94080.

			Shares Issuable Pursuant to Options and/or Warrants Exercisable Within 60 days of October 31, 2003
		Shares Subject to a Right of Repurchase Within 60 days of October 31, 2003(2)
				Percent
	Shares of Common Stock Beneficially Owned(1)
Name of Beneficial Owner				Before Offering	After Offering
5% Stockholder
Entities affiliated with J.P. Morgan Partners (SBIC), LLC(3)	19,522,900	—	1,984,317	23.8%		%
Entities affiliated with InterWest Partners VIII, L.P.(4)	9,743,234	—	689,183	12.1
Entities affiliated with Alta California Partners III, L.P.(5)	8,662,157	—	608,105	10.7
Bristol-Myers Squibb Company(6)	8,316,008	—	—	10.4
Entities affiliated with Bear Stearns Health Innoventures, L.P.(7)	7,403,230	—	646,480	9.2
HBM BioVentures (Cayman) Ltd.(8)	5,918,916	—	243,242	7.4
Directors and Executive Officers		—
Fritz R. Bühler, M.D.(7)	7,403,230	—	646,480	9.2
Victor J. Dzau, M.D.	2,923,832	—	160,000	3.6
Rodney A. Ferguson, Ph.D.(3)	19,522,900	—	1,984,317	23.8

Daniel S. Janney(5)	8,822,157	—	768,105	10.9
Michael B. Sweeney(4)	9,903,234	—	849,183	12.2
John P. McLaughlin	2,300,000	25,000	1,100,000	2.8
Leslie M. McEvoy	500,000	251,667	—	*	*
Todd J. Lorenz(9)	440,000	144,167	70,000	*	*
Richard P. Powers	585,000	183,333	185,000	*	*
James Z. Huang	500,000	343,750	—	*	*
All directors and executive officers as a group (10 persons)	52,900,353	947,917	5,763,085	61.6

*
Less than one percent (1%).

(1)
Includes shares of common stock subject to a right of repurchase within 60 days of October 31, 2003 and shares issuable pursuant to options and warrants exercisable within 60 days of October 31, 2003.

(2)
Represents shares of common stock subject to a right of repurchase, at the original option exercise price, in the event the holder ceases to provide services to us. The option exercise prices range from $0.06 to $0.30 per share.

(3)
Includes (a) 13,942,606 shares and warrants to purchase 1,449,070 shares held by J.P. Morgan Partners (SBIC), LLC, or JPMP SBIC, (b) 1,852,412 shares and warrants to purchase 219,208 shares held by J.P. Morgan Partners Global Investors, L.P., (c) 267,085 shares and warrants to purchase 33,681 shares held by J.P. Morgan Partners Global Investors A, L.P., (d) 935,569 shares and warrant to purchase 110,052 shares held by J.P. Morgan Partners Global Investors (Cayman), L.P., (e) 104,425 shares and warrants to purchase 12,306 shares held by J.P. Morgan Partners Global Investors (Cayman) II, L.P., and (f) 436,486 shares held by JP Morgan Securities, Inc. and (g) an option to purchase 160,000 shares granted to Dr. Ferguson, one of our directors. Dr. Ferguson is obligated to transfer any shares issued under the option to JPMP SBIC. The sole member of JPMP SBIC is J.P. Morgan Partners (BHCA), L.P., or JPMP BHCA, the general manager of which is JPMP Master Fund Manager, L.P., or JPMP MFM, the general partner of which is JPMP Capital Corp., or JPMP Capital, a wholly-owned subsidiary of J.P. Morgan Chase & Co., a publicly traded company, or J.P. Morgan Chase. Each of JPMP BHCA, JPMP MFM, JPMP Capital Corp. and J.P. Morgan Chase may be deemed beneficial owners of the shares held by JPMP SBIC, however, each disclaims beneficial ownership except to the extent of its pecuniary interest therein. Additionally, JPMP Capital is the general partner of JPMP Global Investors, L.P., the general partner of J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P. and J.P. Morgan Partners Global Investors (Cayman) II, L.P., collectively, the J.P. Morgan Funds and together with JPMP SBIC, JPMP BHCA, JPMP MFM and JPMP Capital, or the JPMP Entities. Each of JPMP Capital Corp. and J.P. Morgan Chase may be deemed beneficial owners of the shares held by the J.P. Morgan Funds, however, each disclaims beneficial ownership except to the extent of its pecuniary interest therein. Dr. Ferguson is a Managing Director of JPMP SBIC and JPMP Capital and may therefore be deemed to have shared voting and dispositive powers over the shares held by JPMP SBIC and the J.P. Morgan Funds. He disclaims beneficial ownership of the shares held by J.P. Morgan Partners (SBIC), LLC and the J.P. Morgan Funds, except to the extent of his pecuniary interest therein. Each of the JPMP entities and Dr. Ferguson disclaims beneficial ownership of the shares held by JP Morgan Securities Inc. The address for J.P. Morgan is 1221 Avenue of the Americas, New York, New York 10020.

(4)
Includes (a) 8,730,946 shares and warrants to purchase 664,859 shares held by InterWest Partners VIII, L.P., (b) 249,891 shares and warrant to purchase 19,019 shares held by InterWest Investors Q VIII, L.P., and (c) 73,214 shares and warrants to purchase 5,305 shares held by InterWest Investors VIII, L.P. collectively, the InterWest Funds. Mr. Sweeney, one of our directors, is a Managing Director of InterWest Funds is InterWest Management Partners VIII, LLC, the general partner of the InterWest Fund. Mr. Sweeney has shared voting and dispositive powers over the shares held by the InterWest Funds. He disclaims beneficial ownership of the shares held by the InterWest Funds, except to the extent of his pecuniary interest therein. The address for the InterWest Partners is 2710 Sand Hill Road, Second Floor, Menlo Park, California 94025.

(5)
Includes (a) 7,789,535 shares and warrants to purchase 588,242 held by Alta California Partners III, L.P., and (b) 264,517 shares and warrants to purchase 19,863 shares held by Alta Embarcadero Partners III, LLC, collectively the Alta Funds. Mr. Janney, one of our directors, is a Managing Director of Alta California Management Partners III, LLC, the general partner of Alta California Partners III, L.P. and a manager of Alta Embarcadero Partners III, LLC. Mr. Janney has shared voting and dispositive powers over the shares held by the Alta Funds. He disclaims beneficial ownership of the shares held by the Alta Funds, except to the extent of his pecuniary interest therein. The address for Alta Partners is One Embarcadero Center, Suite 4050, San Francisco, California 94111.

(6)
The address for Bristol-Myers Squibb Company is 345 Park Avenue, New York, New York 10154.

(7)
Includes (a) 3,885,690 shares and warrants to purchase 279,768 shares held by BX, L.P., (b) 977,844 shares and warrants to purchase 70,403 shares held by Bear Stearns Health Innoventures, L.P., (c) 804,433 shares and warrants to purchase 57,918 shares held by Bear Stearns Health Innoventures Offshore, L.P., (d) 634,307 shares and warrants to purchase 45,670 shares held by Bear Stearns Health Innoventures Employee Fund, L.P., (e) 454,476 shares and warrants to purchase 32,721 shares held by BSHI Members, L.L.C., collectively, the Bear Stearns Funds and (f) an option to purchase 160,000 shares granted to Dr. Bühler, one of our directors. Dr. Bühler is obligated to transfer the proceeds from the sale of any shares issued pursuant to the exercise of such option to Bear Stearns Asset Management Inc., the manager of the Bear Stearns Funds and a wholly-owned subsidiary of the Bear Stearns Companies Inc. Dr. Bühler is a member of Bear Stearns Health Innoventures, the general partner of the Bear Stearns Funds and in such capacity may be deemed to have shared voting and dispositive power over the shares owned by the Bear Stearns Funds. Dr. Bühler may be deemed to be the indirect beneficial owner of the shares owned by the Bear Stearns Funds. Dr. Bühler disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address for the Bear Stearns Funds is 383 Madison Avenue, 28th Floor, New York, New York 10179.

(8)
The address for HBM BioVentures (Cayman) Ltd. is Unit 10 Eucalyptus Building, Crewe Road, Grand Cayman, Cayman Islands.

(9)
Includes 70,000 shares held in The Lorenz Family Revocable Trust of October 31, 2002.

CERTAIN TRANSACTIONS

Stock Sales

        Since our inception, the following executive officers, directors and 5% or more stockholders have purchased securities in the amounts as of the dates set forth below.

	Common	Series B	Series B-1	Series C	Series C Warrants	Series D
Directors and Executive Officers
Victor J. Dzau	2,763,832	—	—	—	—	—
John P. McLaughlin	1,200,000	—	—	—	—	—
Leslie M. McEvoy	500,000	—	—	—	—	—
James Z. Huang	500,000	—	—	—	—	—
Richard P. Powers	400,000	—	—	—	—	—
Todd J. Lorenz	370,000	—	—	—	—	—
Entities Affiliated with Directors
Alta California Partners III, L.P.(1)	—	4,000,000	—	4,054,052	608,105	—
InterWest Partners VIII, L.P.(2)	—	5,000,000	—	4,054,051	689,183	—
J.P. Morgan Partners (SBIC), LLC(3)	—	—	2,777,778	14,760,805	1,824,317	—
Bear Stearns Health Innoventures, L.P.(4)	—	—	—	6,756,750	486,480	—
Other 5% Securityholders
HBM BioVentures (Cayman) Ltd.(5)	—	—	—	5,675,674	243,242	—
Bristol-Myers Squibb Company	—	—	—	—	—	8,316,008
Price Per Share	$0.001-0.30	$1.00	$1.08	$1.85		$2.405
Date(s) of Purchase	01/99-10/03	11/00-05/01	02/01	06/02-10/03	02/02-10/03	10/03

(1)
Represents shares held by (a) Alta California Partners III, L.P. and (b) Alta Embarcadero Partners III, LLC. Includes the conversion of convertible promissory notes, issued to the Alta Funds in February and May 2002, in the aggregate principal amount of $1,500,000, and in September and October 2003 in the aggregate principal amount of $2,500,000. The convertible promissory notes were converted into Series C preferred stock in June 2002 and October 2003, respectively, at a rate of $1.85 per share. Mr. Janney, one of our directors, is a Managing Director of Alta California Management Partners III, LLC, the general partner of Alta California Partners III, L.P. and a manager of Alta Embarcadero Partners III, LLC.

(2)
Represents shares held by (a) InterWest Partners VIII, L.P., (b) InterWest Investors Q VIII, L.P. and (c) InterWest Investors VIII, L.P. Includes the conversion of convertible promissory notes, issued to the InterWest Funds in February and May 2002, in the aggregate principal amount of $1,500,000, and in September and October 2003, in the aggregate principal amount of $3,000,000. The convertible promissory notes were converted into Series C preferred stock in June 2002 and October 2003, respectively, at a rate of $1.85 per share. Mr. Sweeney, one of our directors, is a Managing Director of InterWest Management Partners VIII, LLC, the general partner of the InterWest Funds.

(3)
Represents shares held by (a) J.P. Morgan Partners (SBIC), LLC, (b) J.P. Morgan Partners Global Investors, L.P., (c) J.P. Morgan Partners Global Investors A, L.P., (d) J.P. Morgan Partners Global Investors (Cayman), L.P., (e) J.P. Morgan Partners Global Investors (Cayman) II, L.P., and (f) JP

  Morgan Securities Inc. Includes the conversion of convertible promissory notes, issued to J.P. Morgan Partners (SBIC), LLC in February and May 2002, in the aggregate principal amount of $1,500,000, and to J.P. Morgan Partners (SBIC), LLC and the J.P. Morgan Funds in September and October 2003, in the aggregate principal amount of $10,000,000. The convertible promissory notes were converted into Series C preferred stock in June 2002 and October 2003, respectively, at a rate of $1.85 per share. Dr. Ferguson, one of our directors, is a Managing Director of J.P. Morgan Partners (SBIC), LLC. He is also a Managing Partner of JPMP Capital Corp., the general partner of JPMP Global Investors, L.P., the general partner of J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P. and J.P. Morgan Partners Global Investors (Cayman) II, L.P.

(4)
Represents shares held by (a) BX, L.P., (b) Bear Stearns Health Innoventures, L.P., (c) Bear Stearns Health Innoventures Offshore, L.P., (d) Bear Stearns Health Innoventures Employee Fund, L.P., and (e) BSHI Members, L.L.C. Includes the conversion of convertible promissory notes, issued to the Bear Stearns Funds in September and October 2003, in the aggregate principal amount of $3,000,000. The convertible promissory notes were voluntarily converted into Series C preferred stock in October 2003, at a rate of $1.85 per share. Dr. Bühler, one of our directors, is a member of Bear Stearns Health Innoventures Management, LLC, the general partner of the Bear Stearns Funds.

(5)
Includes the conversion of convertible promissory notes, issued to HBM BioVentures (Cayman) Ltd. in September and October 2003, in the aggregate principal amount of $1,500,000. The convertible promissory notes were converted into Series C preferred stock in October 2003, at a rate of $1.85 per share.

        We have entered into the following agreements with our executive officers, directors and holders of more than 5% of our voting securities.

Investor Rights Agreement

        We and the preferred stockholders described above have entered into an agreement, pursuant to which these and other preferred stockholders will have registration rights with respect to their shares of common stock following this offering. Upon the closing of this offering, all shares of our outstanding preferred stock will be automatically converted into common stock on a one-for-one basis. See "Description of Capital Stock—Registration Rights" for a further description of the terms of this agreement.

Bristol-Myers Squibb Company

        See "Business—License Agreements—Bristol-Myers Squibb Company" for a discussion of our agreements with BMS.

JP Morgan Securities Inc.

        In November 2001, we entered into an engagement letter with JP Morgan Securities Inc. to act as sole placement agent in connection with our Series C preferred stock financing. We paid JP Morgan Securities Inc. $2.4 million and issued JP Morgan Securities Inc. 436,486 shares of Series C preferred stock for its services. Rodney A. Ferguson, our Chairman of the Board, is a Managing Director of J.P. Morgan Partners (SBIC), LLC and JPMP Capital Corp., a wholly-owned subsidiary of J.P. Morgan Chase & Co. JP Morgan Securities Inc. is an affiliate of J.P. Morgan Chase & Co.

Employment Agreements

        We have entered into employment agreements, offer letters and bonus agreements with our executive officers. For more information regarding these agreements, see "Management—Employment Agreements."

Loans to Officers

        We received promissory notes in exchange for loans from the following officers:

Officer	Date of Loan Execution	Principal Amount	Interest Rate	Largest Outstanding Balance During 2002	Outstanding Balance as of October 31, 2003	Amount and Dates of Principal Repayment
John P. McLaughlin(1)	January 19, 2000	$70,800	5.88%	$83,083	$86,551	January 19, 2004
Leslie M. McEvoy(2)	June 28, 2001	$75,000	7.75%	$80,877	$62,751	$12,500 on June 28, 2002 $12,500 on June 28, 2003 $12,500 on June 28, 2004 $37,500 on , 2005
Leslie M. McEvoy(3)	August 24, 2001	$11,100	7.75%	$11,970	$5,276	$3,700 on August 24, 2002 $3,700 on August 24, 2003 $3,700 on August 24, 2004
James Z. Huang(4)	October 11, 2002	$200,000	4.5%	$201,997	$142,683	$66,666.66 on October 11, 2003 $66,666.67 on October 11, 2004 $66,666.67 on October 11, 2005

(1)
This loan is evidenced by a full recourse promissory note and was used to purchase 1,200,000 shares of our common stock. Pursuant to its terms, the loan was forgiven on November 29, 2003.

(2)
This loan is evidenced by a full recourse promissory note and was used to purchase Dr. McEvoy's primary residence. Thirty-seven thousand five hundred dollars is due upon the one year anniversary of the effective date of this registration statement.

(3)
This loan is evidenced by a full recourse promissory note and was used to purchase 185,000 shares of our common stock.

(4)
This loan is evidenced by a full recourse promissory note and was used to purchase Mr. Huang's primary residence.

Under applicable law, we cannot extend the term or otherwise modify these notes.

        We believe that all of the transactions described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Director and Officer Indemnification

        Our restated certificate of incorporation contains provisions limiting the liability of directors. In addition, pursuant to our bylaws we have entered into agreements to indemnify our directors and officers to the fullest extent permitted under Delaware law. See "Management—Limitation of Liability and Indemnification."

        All future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of our board of directors, including a majority of the independent and disinterested directors in these transactions.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could harm prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

        Based on shares outstanding on October 31, 2003, upon the closing of this offering,            shares of common stock will be outstanding, assuming no outstanding options and the issuance of            shares of common stock upon the exercise of outstanding warrants, assuming that all warrants are exercised on a cashless basis based on an assumed initial public offering price of $            per share. Of these outstanding shares, the            shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act (assuming no exercise of the underwriters' over allotment option), unless the shares are purchased by our affiliates as that term is defined under Rule 144 under the Securities Act.

        The remaining                        shares of common stock outstanding after this offering are restricted securities as defined under Rule 144. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which exemptions are summarized below.

        Taking into account the lock-up agreements described below, the number of shares that will be available for sale in the public market under the provisions of Rule 144, 144(k) and 701 will be as follows:

Days after the Effective Date	Number of Registered Shares Eligible for Sale in U.S. Public Market/Percent of Outstanding Stock		Comment
Upon effectiveness		%	Shares sold in this offering
At various times after 180 days		%	Shares eligible for sale under Rules 144 and 701

        Additionally, of the 2,823,550 shares issuable upon exercise of options to purchase our common stock outstanding as of October 31, 2003, approximately            shares will be vested and eligible for sale 180 days after the effective date of this offering.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

  •
  one percent of the number of shares of our common stock then outstanding, which will equal            shares immediately after this offering, or

  •
  the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates that sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, may sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

        Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, beginning 90 days after the date of this prospectus, to the extent not subject to lock-up agreements, by:

  •
  persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144, and

  •
  our affiliates, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

        As of October 31, 2003, options to purchase a total of 2,823,550 shares of common stock were outstanding, all of which were exercisable. Of the total number of shares of our common stock issuable under these options, all are subject to contractual lock-up agreements with us or the underwriters.

Form S-8 Registration Statements

        We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register the shares of our common stock that are issuable pursuant to our 2003 Incentive Plan, 2003 Directors' Plan and 2003 Purchase Plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Lock-up Agreements

        Our officers, directors, and holders of substantially all of our outstanding stock have agreed not to, among other things, sell or otherwise transfer the economic benefit of, directly or indirectly, any shares of our common stock, or any security convertible into or exchangeable or exercisable for our common stock, without the prior written consent of Credit Suisse First Boston LLC and Lehman Brothers Inc. for a period of 180 days after the date of this prospectus. The lock-up agreements permit transfers of shares of our common stock subject to certain restrictions, transfers of shares as a gift, to trusts or immediate family members, or to certain entities or persons affiliated with the stockholder. Credit Suisse First Boston LLC and Lehman Brothers Inc. may, in their joint discretion, at any time, and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreements. Substantially all of the shares that are not subject to the underwriters' lock-up agreements are subject to similar contractual lock-up restrictions with us.

DESCRIPTION OF CAPITAL STOCK

        Upon the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our restated certificate of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Common Stock

        As of October 31, 2003, 80,180,874 shares of our common stock were outstanding and held of record by 146 stockholders. This amount assumes the conversion of all outstanding shares of our preferred stock into common stock, which will occur immediately prior to the closing of this offering. In addition, as of October 31, 2003, 2,823,550 shares of our common stock were subject to outstanding options and 3,919,150 shares of our common stock were subject to outstanding warrants. Upon the closing of this offering,            shares of our common stock will be outstanding, including          shares of common stock issuable upon the exercise of outstanding warrants, assuming that all warrants are exercised on a cashless basis based on an assumed initial public offering price of $          per share.

        Each share of our common stock entitles its holder to one vote on all matters to be voted upon by our stockholders. Subject to preferences that may apply to any of our outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividends our board of directors declares out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of any of our outstanding preferred stock then outstanding. Our common stock has no preemptive rights, conversion rights, or other subscription rights or redemption or sinking fund provisions. The shares of our common stock to be issued upon the closing of this offering will be fully paid and non-assessable.

Preferred Stock

        After the filing of our restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of our preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges, and restrictions of our preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and number of shares constituting any series or the designation of any series. The issuance of our preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control. Even the ability to issue preferred stock could delay or impede a change in control. After the closing of this offering, no shares of our preferred stock will be outstanding, and we currently have no plan to issue any shares of our preferred stock.

Warrants

        As of October 31, 2003, warrants to purchase a total of 3,919,150 shares of our common stock were outstanding with exercise prices ranging from $1.08 to $1.85 per share. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations. Warrants to purchase 3,851,327 shares of common stock will terminate if not exercised prior to the closing of this offering.

Registration Rights

        Beginning 180 days after the closing of this offering, the holders of          shares of our common stock or their transferees, including           shares of common stock issuable upon the exercise of outstanding warrants, assuming that all warrants are exercised on a cashless basis based on an assumed initial public offering price of $          per share, will be entitled to register these shares under the Securities Act, subject to limitations and restrictions on two occasions. Also if at any time, we propose to register any of our securities under the Securities Act, either for our own account or for the account of other securities holders, the holders of these shares will be entitled to notice of the registration and will be entitled to include, at our expense, their shares of our common stock in the registration. In addition, beginning twelve months following the effective date of this offering, the holders of these shares may require us, at our expense and on not more than two occasions in any twelve month period, to file a registration statement on Form S-3 under the Securities Act covering their shares of our common stock, and we will be required to use our best efforts to have the registration statement declared effective. These rights shall terminate on the earlier of four years after the effective date of this offering, or, with respect to an individual holder, when such holder is able to sell all its shares pursuant to Rule 144(k) under the Securities Act in any 90-day period. These registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares of our common stock included in the registration statement.

Anti-Takeover Provisions

        Delaware Law.    We are subject to Section 203 of the Delaware General Corporation Law, which regulates acquisitions of some Delaware corporations. In general, Section 203 prohibits, with some exceptions, a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person becomes an interested stockholder, unless:

  •
  our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

  •
  upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding stock not owned by the interested stockholder.

        Section 203 defines a "business combination" to include:

  •
  any merger or consolidation involving us and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of our assets;

  •
  in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

  •
  any transaction involving us that has the effect of increasing the proportionate share of our stock owned by the interested stockholders; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.

        In general, Section 203 defines an "interested stockholder" as any person who, together with the person's affiliates and associates, owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of a corporation's voting stock.

        Certificate of Incorporation and Bylaw Provisions.    Our restated certificate of incorporation and bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or our management. First, our board can issue up to 5,000,000 shares of preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control. Second, our restated certificate of incorporation provides that all stockholder actions after the closing of this offering must be effected at a duly called meeting of stockholders and not by written consent. Third, our bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management. Fourth, following this offering, our board of directors will be divided into three classes. The classification of our board of directors will have the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of our directors, which could have the effect of delaying or preventing a change in our control or management. Fifth, our restated certificate of incorporation provides that, subject to the rights of the holders of any outstanding series of our preferred stock, all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum. In addition, our restated certificate of incorporation provides that our board of directors may fix the number of directors by resolution. Sixth, upon the closing of this offering, our restated certificate of incorporation will not provide for cumulative voting for our directors. The absence of cumulative voting may make it more difficult for stockholders owning less than a majority of our stock to elect any directors to our board.

Transfer Agent and Registrar

                    has been appointed as the transfer agent and registrar for our common stock.

Listing

        We have applied to have our common stock approved for quotation on the Nasdaq National Market, under the trading symbol "CGTK."

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, Lehman Brothers Inc., CIBC World Markets Corp. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Lehman Brothers Inc.
CIBC World Markets Corp.
U.S. Bancorp Piper Jaffray Inc.
Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to            additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

        The representatives have informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and Lehman Brothers Inc. for a period of 180 days after the date of this prospectus.

        Our officers, directors and security holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Lehman Brothers Inc. for a period of 180 days after the date of this prospectus.

        The underwriters have reserved for sale at the initial public offering price up to            shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list the shares of common stock on The Nasdaq National Market under the symbol "CGTK."

        Prior to the offering, there has been no public market for the common stock. The initial public offering price for the common stock was determined by negotiation between us and the representatives, and does not reflect the market price for the common stock following the offering. The principal factors considered in determining the initial public offering price included:

  •
  the history of and prospects for our industry and for biotechnology companies generally;

  •
  an assessment of our management;

  •
  our present operations;

  •
  our historical results of operations;

  •
  our earnings prospects;

  •
  the general condition of the securities markets at the time of the offering; and

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

        We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option.

    The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by our counsel, Cooley Godward LLP, Palo Alto, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California. As of the date of this prospectus, GC&H Investments, LLC, an investment partnership composed of certain partners of and persons associated with Cooley Godward LLP, beneficially owned 77,027 shares of our common stock and Cooley Godward LLP beneficially owned 55,000 shares of our common stock.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 2001 and 2002 and for the each of the three years in the period ended December 31, 2002 and for the period from inception (January 19, 1999) to December 31, 2002, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. In addition, upon completion of this offering, we will file reports, proxy statements, and other information with the SEC under the Securities Exchange Act of 1934. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet web site that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

        We intend to provide our stockholders with annual reports containing combined financial statements that have been examined and reported on, with an opinion expressed by an independent accounting firm, and to file with the SEC quarterly reports containing unaudited combined financial data for the first three quarters of each year.

Corgentech Inc.
(a development stage company)

Index to Financial Statements

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Corgentech Inc.

        We have audited the accompanying balance sheets of Corgentech Inc. (a development stage company) as of December 31, 2001 and 2002 and the related statements of operations, convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2002 and for the period from inception (January 19, 1999) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corgentech Inc. (a development stage company) at December 31, 2001 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 and for the period from inception (January 19, 1999), to December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Palo Alto, California
April 21, 2003
except for Note 12 as to which the date is
October 21, 2003

Corgentech Inc.
(a development stage company)

Balance Sheets

				Pro forma stockholders' equity (deficit) at September 30, 2003
	December 31,
			September 30, 2003
	2001	2002
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$449,422	$12,575,154	$6,359,812
Short-term investments	2,268,869	16,010,640	—
Prepaid expenses and other current assets	347,901	747,849	484,238
Notes receivable from employees	—	79,167	79,167

Total current assets	3,066,192	29,412,810	6,923,217
Property and equipment, net	705,701	1,596,840	1,923,316
Restricted cash	172,955	—	800,000
Notes receivable from employees	75,000	191,333	234,833
Other long-term assets	81,733	36,660	45,630

Total assets	$4,101,581	$31,237,643	$9,926,996

Liabilities, convertible preferred stock and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$359,124	$1,661,418	$3,705,423
Current portion of long-term debt	—	—	1,356,810
Accrued clinical trial liabilities	—	1,913,307	6,682,424
Other accrued liabilities	775,805	1,401,773	2,236,513
Refundable exercise price	—	11,814	158,036

Total current liabilities	1,134,929	4,988,312	14,139,206
Long-term debt, less current portion	—	—	627,979
Other long-term liabilities	108,000	—	—
Deferred rent and accrued loss on sublease	351,366	151,411	275,014
Commitments
Convertible preferred stock, $0.001 par value:
Series A: 4,325,254 shares authorized; 4,325,254 shares designated, issued, and outstanding at December 31, 2001 and 2002 and September 30, 2003 (unaudited); aggregate liquidation preference of $2,500,000 at December 31, 2001 and 2002 and September 30, 2003 (unaudited); no shares outstanding pro forma (unaudited)	2,484,993	2,484,993	2,484,993	$—
Series B and B-1: 12,827,778 shares authorized; 12,777,778 shares designated, issued, and outstanding at December 31, 2001 and 2002, and September 30, 2003 (unaudited); aggregate liquidation preference of $13,000,000 at December 31, 2001 and 2002 and September 30, 2003 (unaudited), respectively; no shares outstanding pro forma (unaudited)	12,884,968	12,884,968	12,884,968	—
Series C: 32,250,000 shares authorized; 27,673,417 shares designated, issued, and outstanding at December 31, 2002 and September 30, 2003 (unaudited), respectively, no shares designated, issued and outstanding at December 31, 2001; aggregate liquidation preference of $51,195,821 at December 31, 2002 and September 30, 2003 (unaudited); no shares outstanding pro forma (unaudited)	—	48,980,948	49,004,156	—
Stockholders' equity (deficit):
Common stock, $0.001 par value: 64,230,000 shares authorized; 8,340,365, 8,729,627 and 8,778,818 shares issued and outstanding at December 31, 2001 and 2002, and September 30, 2003 (unaudited); 53,555,267 shares outstanding pro forma	8,340	8,730	8,779	53,555
Additional paid-in capital	704,897	791,053	11,181,857	75,499,384
Notes receivable from officers	(121,315)	(121,315)	(121,315)	(121,315)
Deferred stock compensation	(319,142)	(221,979)	(3,055,775)	(3,055,775)
Accumulated other comprehensive income	7,869	81,001	207	207
Deficit accumulated during the development stage	(13,143,324)	(38,790,479)	(77,503,073)	(77,503,073)

Total stockholders' equity (deficit)	(12,862,675)	(38,252,989)	(69,489,320)	$(5,127,017)

Total liabilities and stockholders' equity (deficit)	$4,101,581	$31,237,643	$9,926,996

See accompanying notes.

Corgentech Inc.
(a development stage company)

Statements of Operations

				Period from January 19, 1999 (inception) to December 31, 2002			Period from January 19, 1999 (inception) to September 30, 2003
	Year ended December 31,				Nine months ended September 30,
	2000	2001	2002		2002	2003
					(unaudited)		(unaudited)
Operating expenses:
Research and development	$1,332,797	$6,535,427	$19,266,910	$27,685,460	$11,746,961	$33,123,837	$60,809,297
General and administrative	781,458	3,906,842	5,474,937	10,677,990	3,588,590	5,729,619	16,407,609

Total operating expenses	(2,114,255)	(10,442,269)	(24,741,847)	(38,363,450)	(15,335,551)	(38,853,456)	(77,216,906)

Loss from operations	(2,114,255)	(10,442,269)	(24,741,847)	(38,363,450)	(15,335,551)	(38,853,456)	(77,216,906)
Interest and other income	56,608	348,820	470,806	949,085	291,775	370,755	1,319,840
Interest and other expense	—	—	(1,376,114)	(1,376,114)	(1,376,018)	(229,893)	(1,606,007)

Net loss	$(2,057,647)	$(10,093,449)	$(25,647,155)	$(38,790,479)	$(16,419,794)	$(38,712,594)	$(77,503,073)

Basic and diluted net loss per common share	$(0.67)	$(2.09)	$(3.97)		$(2.65)	$(4.93)

Shares used to compute basic and diluted net loss per common share	3,061,158	4,838,404	6,453,035		6,194,855	7,858,104

Pro forma basic and diluted net loss per common share (unaudited)			$(0.66)			$(0.74)

Shares use to compute pro forma basic and diluted net loss per common share			38,676,343			52,634,553

See accompanying notes.

Corgentech Inc.
(a development stage company)
Statement of Convertible Preferred Stock and Stockholders' Equity (Deficit)

	Convertible Preferred Stock								Deficit Accumulated During the Development Stage
			Common Stock			Notes Receivable from Officers		Accumulated Other Comprehensive Income
					Additional Paid-in Capital		Deferred Stock Compensation			Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances at January 19, 1999 (inception)	—	$—	—	$—	$—	$—	$—	$—	$—	$—
Issuance of common stock at $0.001 per share for cash in January and July 1999	—	—	5,555,000	5,555	—	—	—	—	—	5,555
Issuance of common stock at $0.06 per share for cash upon exercise of options in December 1999	—	—	15,000	15	885	—	—	—	—	900
Issuance of Series A convertible preferred stock at $0.578 per share to investors for cash in February and March 1999, net of issuance costs of $15,004	4,325,254	2,484,993	—	—	—	—	—	—	—	—
Net and comprehensive loss	—	—	—	—	—	—	—	—	(992,228)	(992,228)

Balances at December 31, 1999	4,325,254	2,484,993	5,570,000	5,570	885	—	—	—	(992,228)	(985,773)
Issuance of common stock at $0.001 per share for licenses in January 2000	—	—	330,000	330		—	—	—	—	330
Issuance of common stock at $0.06 per share for cash and notes receivable upon exercise of options in February 2000	—	—	1,200,000	1,200	70,800	(70,800)	—	—	—	1,200
Issuance of common stock at $0.06 per share for services received in January through November 2000	—	—	135,865	136	8,016	—	—	—	—	8,152
Issuance of stock options for consulting services	—	—	—	—	30,397	—	—	—	—	30,397
Issuance of Series B convertible preferred stock at $1.00 per share to investors for cash in November 2000, net of issuance costs of $104,172	5,075,000	4,970,828	—	—		—	—	—	—	—
Deferred stock compensation	—	—	—	—	322,320	—	(322,320)	—	—	—
Unrealized gain on available-for-sale securities	—	—	—	—		—	—	43,320	—	43,320
Net loss	—	—	—	—		—	—	—	(2,057,647)	(2,057,647)

Net and comprehensive loss										(2,014,327)

Balances at December 31, 2000 (carried forward)	9,400,254	7,455,821	7,235,865	7,236	432,418	(70,800)	(322,320)	43,320	(3,049,875)	(2,960,021)

See accompanying notes.

Corgentech Inc.
(a development stage company)
Statement of Convertible Preferred Stock and Stockholders' Equity (Deficit) (continued)

									Deficit Accumulated During the Development Stage
	Convertible Preferred Stock		Common Stock			Notes Receivable from Officers		Accumulated Other Comprehensive Income
					Additional Paid-in Capital		Deferred Stock Compensation			Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances at December 31, 2000 (brought forward)	9,400,254	$7,455,821	7,235,865	$7,236	$432,418	$(70,800)	$(322,320)	$43,320	$(3,049,875)	$(2,960,021)
Issuance of Series B and B-1 convertible preferred stock at $1.00 to $1.08 per share to investors for cash in February through May 2001, net of issuance costs of $56,359	7,702,778	7,868,640	—	—	—	—	—	—	—	—
Issuance of common stock at $0.06 per share for licenses in January 2001	—	—	95,000	95	5,605	—	—	—	—	5,700
Issuance of common stock at $0.06 to $0.10 per share for cash and notes receivable upon exercise of stock options in January through December 2001	—	—	585,000	585	50,515	(50,515)	—	—	—	585
Issuance of common stock at $0.06 to $0.10 per share for cash upon exercise of stock options in January through December 2001	—	—	424,500	424	40,726	—	—	—	—	41,150
Issuance of stock options for consulting services	—	—	—	—	20,533	—	—	—	—	20,533
Issuance of Series B-1 Warrants granted for bank line of credit	—	45,500	—	—	—	—	—	—	—	—
Deferred stock compensation	—	—	—	—	155,100	—	(155,100)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	158,278	—	—	158,278
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	(35,451)	—	(35,451)
Net loss	—	—	—	—	—	—	—	—	(10,093,449)	(10,093,449)

Net and comprehensive loss										(10,128,900)

Balances at December 31, 2001 (carried forward)	17,103,032	15,369,961	8,340,365	8,340	704,897	(121,315)	(319,142)	7,869	(13,143,324)	(12,862,675)

See accompanying notes.

Corgentech Inc.
(a development stage company)
Statement of Convertible Preferred Stock and Stockholders' Equity (Deficit) (continued)

									Deficit Accumulated During the Development Stage
	Convertible Preferred Stock		Common Stock			Notes Receivable from Officers		Accumulated Other Comprehensive Income
					Additional Paid-in Capital		Deferred Stock Compensation			Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances at December 31, 2001 (brought forward)	17,103,032	$15,369,961	8,340,365	$8,340	$704,897	$(121,315)	$(319,142)	$7,869	$(13,143,324)	$(12,862,675)
Issuance of Series C convertible preferred stock at $1.85 per share to investors for cash in June through July 2002, net of issuance costs of $2,692,355	27,229,724	46,875,135	—	—	—	—	—	—	—	—
Issuance of Series C preferred stock at $1.85 per share for financing fees in July 2002	436,486	807,499	—	—	—	—	—	—	—	—
Issuance of Series C preferred stock at $1.85 per share for professional services in October 2002	7,207	13,333	—	—	—	—	—	—	—	—
Beneficial conversion feature on convertible notes payable and fair value of warrants issued with notes	—	1,284,981	—	—	—	—	—	—	—	—
Issuance of common stock at $0.06 to $0.30 per share for cash upon exercise of stock options, net of repurchases in January through November 2002	—	—	389,262	390	37,362	—	—	—	—	37,752
Issuance of stock options for consulting services	—	—	—	—	16,437	—	—	—	—	16,437
Deferred stock compensation	—	—	—	—	37,811	—	(37,811)	—	—	—
Adjustment to deferred stock compensation for cancellation of options	—	—	—	—	(5,454)	—	5,454	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	129,520	—	—	129,520
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	73,132	—	73,132
Net loss	—	—	—	—	—	—	—	—	(25,647,155)	(25,647,155)

Net and comprehensive loss										(25,574,023)

Balances at December 31, 2002 (carried forward)	44,776,449	64,350,909	8,729,627	8,730	791,053	(121,315)	(221,979)	81,001	(38,790,479)	(38,252,989)

See accompanying notes.

Corgentech Inc.
(a development stage company)
Statement of Convertible Preferred Stock and Stockholders' Equity (Deficit) (continued)

									Deficit Accumulated During the Development Stage
	Convertible Preferred Stock		Common Stock			Notes Receivable from Officers		Accumulated Other Comprehensive Income
					Additional Paid-in Capital		Deferred Stock Compensation			Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances at December 31, 2002 (brought forward)	44,776,449	$64,350,909	8,729,627	$8,730	$791,053	$(121,315)	$(221,979)	$81,001	$(38,790,479)	$(38,252,989)
Issuance of common stock at $0.10-$0.30 per share for cash upon exercise of stock options, net of repurchases, in January through September 2003 (unaudited)	—	—	49,191	49	41,298	—	—	—	—	41,347
Compensation related to certain options granted to consultants (unaudited)	—	—	—	—	13,733	—	—	—	—	13,733
Deferred stock compensation (unaudited)	—	—	—	—	3,297,084	—	(3,297,084)	—	—	—
Amortization of deferred stock compensation (unaudited)	—	—	—	—	—	—	449,322	—	—	449,322
Adjustment to deferred compensation for cancellation of options (unaudited)	—	—	—	—	(3,724)	—	3,724	—	—	—
Adjustment to deferred compensation for employee converted to consultant (unaudited)	—	—	—	—	(10,242)	—	10,242	—	—	—
Compensation related to warrants granted for line of credit arrangements in September 2003 (unaudited)	—	23,208	—	—	—	—	—	—	—	—
Beneficial conversion feature of bridge loan (unaudited)	—	—	—	—	7,052,655	—	—	—	—	7,052,655
Change in unrealized gain on available-for-sale securities (unaudited)	—	—	—	—	—	—	—	(80,794)	—	(80,794)
Net loss (unaudited)	—	—	—	—	—	—	—	—	(38,712,594)	(38,712,594)

Comprehensive loss (unaudited)										(38,793,388)

Balances at September 30, 2003 (unaudited)	44,776,449	$64,374,117	8,778,818	$8,779	$11,181,857	$(121,315)	$(3,055,775)	$207	$(77,503,073)	$(69,489,320)

See accompanying notes.

Corgentech Inc.
(a development stage company)

Statements of Cash Flows

							Period from January 19, 1999 (inception) to September 30, 2003
				Period from January 19, 1999 (inception) to December 31, 2002	Nine months ended September 30,
	Year ended December 31,
	2000	2001	2002		2002	2003
					(unaudited)		(unaudited)
Operating activities
Net loss	$(2,057,647)	$(10,093,449)	$(25,647,155)	$(38,790,479)	$(16,419,794)	$(38,712,594)	$(77,503,073)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,355	104,167	261,208	370,730	165,492	321,295	692,025
Non-cash compensation expense	30,397	178,811	145,957	355,165	107,275	463,288	818,453
Non-cash interest expense	—	—	1,284,981	1,284,981	1,284,981	57,500	1,342,481
Issuance of equity instruments for services rendered and licenses, net	8,482	51,200	820,832	880,514	807,499	—	880,514
Changes in assets and liabilities:
Prepaid expenses and other current assets	(55,575)	(272,121)	(399,948)	(747,849)	(675,599)	263,611	(484,238)
Notes receivable from employees	—	(75,000)	(195,500)	(270,500)	4,500	(43,500)	(314,000)
Other long-term assets	—	(81,733)	45,073	(36,660)	44,431	(8,970)	(45,630)
Accounts payable	161,607	132,122	1,302,294	1,661,418	1,707,805	2,044,005	3,705,423
Accrued clinical trial liabilities	—	—	1,913,307	1,913,307	667,292	4,738,918	6,652,225
Other accrued liabilities	267,707	484,377	625,968	1,401,773	187,094	864,879	2,266,652
Long-term liabilities	—	108,000	(108,000)	—	(45,000)	—	—
Deferred rent and accrual for loss on subleased property	—	351,366	(199,955)	151,411	(195,372)	123,605	275,016

Net cash used in operating activities	(1,639,674)	(9,112,260)	(20,150,938)	(31,826,189)	(12,359,396)	(29,887,963)	(61,714,152)

Investing activities
Purchase of property and equipment	(152,600)	(662,623)	(1,152,347)	(1,967,570)	(604,468)	(647,263)	(2,614,833)
Purchase of short-term investments	(3,495,501)	(3,261,002)	(22,429,131)	(29,185,634)	(16,310,040)	(1,000,207)	(30,185,841)
Sale of short-term investments	—	4,495,503	8,760,492	13,255,995	2,268,869	16,929,545	30,185,540

Net cash provided by (used in) investing activities	(3,648,101)	571,878	(14,820,986)	(17,897,209)	(14,645,639)	15,282,075	(2,615,134)

Financing activities
Proceeds from issuance of convertible preferred stock, net of share issuance costs	4,970,828	7,868,640	42,375,135	57,699,596	42,395,603	—	57,699,596
Proceeds from issuance of bridge loans	—	—	4,500,000	4,500,000	4,500,000	8,000,000	12,500,000
Proceeds from issuance of equipment loans	—	—	—	—	—	1,202,842	1,202,842
Repayment of equipment loans	—	—	—	—	—	(199,692)	(199,692)
Proceeds from issuance of common stock	1,200	41,735	49,566	98,956	50,350	187,396	286,352
Restricted cash	(165,105)	(7,850)	172,955	—	172,955	(800,000)	(800,000)

Net cash provided by financing activities	4,806,923	7,902,525	47,097,656	62,298,552	47,118,908	8,390,546	70,689,098

Net increase (decrease) in cash and cash equivalents	(480,852)	(637,857)	12,125,732	12,575,154	20,113,873	(6,215,342)	6,359,812
Cash and cash equivalents at beginning of period	1,568,131	1,087,279	449,422	—	449,422	12,575,154	—

Cash and cash equivalents at end of period	$1,087,279	$449,422	$12,575,154	$12,575,154	$20,563,295	$6,359,812	$6,359,812

Supplemental schedule of cash flow information
Interest paid	$—	$—	$82,945	$82,945	$26,959	$26,341	$109,286

Supplemental schedule of noncash investing and financing activities
Issuance of common stock for notes receivable	$70,800	$50,515	$—	$121,315	$—	$—	$121,315

Issuance of warrants for bridge loan	$—	$—	$1,284,981	$1,284,981	$1,284,981	$1,861,464	$3,146,445

Issuance of preferred stock for professional services	$—	$—	$820,832	$820,832	$820,832	$—	$820,832

Issuance of preferred stock as repayment of bridge loans	$—	$—	$4,500,000	$4,500,000	$4,500,000	$—	$4,500,000

Bridge loan interest paid with preferred stock	$—	$—	$55,890	$55,890	$55,890	$—	$55,890

See accompanying notes.

Corgentech Inc.
(a development stage company)

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Organization, Business, and Basis of Presentation

        Corgentech Inc. (the "Company") is a biopharmaceutical company focused on the discovery, development and commercialization of a new class of therapeutics called transcription factor decoys, or TF decoys. The Company is focused on TF decoys initially for the treatment of cardiovascular disease, inflammatory disease, such as arthritis, and cancer.

        The Company is creating a pipeline of novel therapeutics based on its proprietary TF decoy technology. The Company's lead product candidate, E2F Decoy, is currently in two Phase 3 clinical trials for the prevention of vein graft failure. The Company has entered into a world-wide collaborative agreement with Bristol-Myers Squibb Company, or BMS, for the development and commercialization of E2F Decoy for all indications. The Company also has additional TF decoys in pre-clinical development for the treatment of inflammatory diseases and cancer.

        The Company anticipates working on a number of long-term development projects which will involve experimental and unproven technology. The projects may require many years and substantial expenditures to complete, and may ultimately be unsuccessful. The Company will need to obtain additional funds from outside sources to continue its research and development activities, fund operating expenses, pursue regulatory approvals, and build production, sales, and marketing capabilities, as necessary. If we are unable to develop, receive approval for or successfully commercialize E2F Decoy, we may never be profitable and have to cease operations.

        The Company is considered to be in the development stage as its primary activities since incorporation have been establishing its facilities, recruiting personnel, conducting research and development, business development, business and financial planning and raising capital.

Need to Raise Additional Capital

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant net losses and negative cash flows from operations since its inception. At December 31, 2002 and September 30, 2003, the Company had a deficit accumulated during the development stage of $38,790,479 and $77,503,073, respectively.

        If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its development programs or obtain funds through collaborative arrangements with others that may require the Company to relinquish rights to certain of its technologies, product candidates, or products that the Company would otherwise seek to develop or commercialize itself. The Company intends to raise additional funds through the issuance of equity securities, if available on terms acceptable to the Company.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Unaudited Interim Results

        The accompanying balance sheet as of September 30, 2003, the statements of operations and cash flows for the nine months ended September 30, 2002 and 2003 and the period from January 19, 1999 (inception) through September 30, 2003 and the statement of convertible preferred stock and stockholders' equity (deficit) for the nine months ended September 30, 2003 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position as of September 30, 2003 and results of operations and cash flows for the nine months ended September 30, 2002 and 2003 and the period from January 19, 1999 (inception) through September 30, 2003. The financial data and other information disclosed in these notes to financial statements related to the nine-month periods and the period from January 19, 1999 (inception) through September 30, 2003 are unaudited. The results for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003 or for any other interim period or for any other future year.

Pro Forma Stockholders' Equity (Deficit)

        The Company filed a registration statement with the Securities and Exchange Commission for the Company to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated, all of the Series A, Series B, Series C and Series D convertible preferred stock outstanding at the time of the offering will automatically convert into 69,308,652 shares of common stock. Unaudited pro forma stockholders' equity (deficit), as adjusted for the assumed conversion of the preferred stock, is set forth on the accompanying balance sheets.

Clinical Trials Accounting

        The Company records accruals for estimated clinical study costs, comprising work performed by contract research organizations and participating hospitals. These costs are a significant component of research and development expenses. The Company accrues costs for clinical studies performed by contract research organizations based on estimates of work performed under the contracts. Costs of setting up hospital sites for participation in the trials are accrued immediately. Hospital costs related to patient enrollment are accrued as patients are entered in the trial. Payments to hospitals for post-surgery patient angiograms are accrued at the time of the performance of the angiogram.

Cash Equivalents and Short-Term Investments

        The Company considers all highly liquid securities with maturities of three months or less from the date of purchase to be cash equivalents, which consist of short-term municipal and money market funds.

        Management determines the appropriate classification of securities at the time of purchase. The Company has classified its entire investment portfolio as available-for-sale. The Company views its available-for-sale portfolio as available for use in current operations. Accordingly, the Company has classified all investments as short-term, even though the stated maturity may be one year or more beyond the current balance sheet date. Available-for-sale securities are carried at fair value based on quoted market prices, with unrealized gains and losses reported in accumulated other comprehensive income (loss), as a separate component of stockholders' equity (deficit).

        Realized gains and losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in other income or expense. When securities are sold, any associated unrealized gain or loss recorded as a separate component of stockholders' equity is reclassified out of stockholders' equity on a specific-identification basis and recorded in earnings for the period.

Concentrations of Credit Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments. The Company places its cash and cash equivalents with two high-credit quality financial institutions. Such investments are generally in excess of FDIC insurance limits. The Company is exposed to credit risk in the event of default by the financial institutions holding the cash and cash equivalents to the extent of the amount recorded on the balance sheets. Short-term investments are invested in high-credit quality commercial paper and government agency securities.

Property and Equipment

        Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter.

Impairment of Long-Lived Assets

        In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"), the Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Under SFAS No. 144, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows or other appropriate measures of fair value. Through September 30, 2003, there have been no such losses.

Research and Development

        Research and development expenses consist of costs incurred for internally sponsored research and development. These costs include direct and research-related overhead expenses. In accordance with SFAS No. 2, Accounting for Research and Development Costs, such costs are expensed as incurred.

Stock-Based Compensation

        The Company accounts for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees,

Financial Accounting Standards Board Interpretation ("FIN") No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock- Based Compensation.

        In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to employee stock compensation on reported net loss. The Company has elected to continue to follow the intrinsic-value method of accounting as prescribed by APB Opinion No. 25. The information regarding net loss as required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The resulting effect on net losses to date pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years' vesting.

        The following table illustrates the weighted-average assumptions for the Black-Scholes model used in determining the fair value of options granted to employees:

	Year ended December 31,		Nine months ended September 30,
	2001	2002	2002	2003
			(unaudited)
Dividend yield	—	—	—	—
Risk-free interest rate	4.3%	3.8%	4.1%	3.5%
Volatility	80%	80%	80%	80%
Expected life	4 years	4 years	4 years	4 years

        The Company has recorded deferred stock compensation with respect to options granted to employees of $32,357 and $155,100 during the years ended December 31, 2002 and 2001, respectively, representing the difference between the exercise price of the options and the deemed fair value of the common stock. The deemed fair value of the common stock amounted to $0.30 and $0.25 for the years ended December 31, 2002 and 2001, respectively. The deferred stock compensation is being amortized to expenses over the vesting periods of the options using the straight line method. Such amortization expense amounted to $129,520 and $158,278 for the years ended December 31, 2002 and 2001, respectively.

        During the nine months ended September 30, 2003, certain stock options were granted with exercise prices that were below the deemed fair value of the common stock at the date of grant. Deferred stock compensation of $3,297,084 was recorded during the nine months ended September 30, 2003 in accordance with APB Opinion No. 25, and will be amortized on a straight-line basis over the related vesting terms of the options. The Company recorded employee stock compensation expense of $463,288 for the nine months ended September 30, 2003.

        The expected future amortization expense for deferred compensation as of September 30, 2003 is as follows.

(unaudited)
2003 remaining period	$235,803
2004	881,700
2005	852,980
2006	824,604
2007	260,688

$3,055,775

        The following table illustrates the effect on net loss and net loss per common share had the Company applied the fair value provisions of SFAS No. 123 to employee stock compensation:

			Period from January 19, 1999 (inception) through December 31, 2002			Period from January 19, 1999 (inception) through September 30, 2003
	Year ended December 31,			Nine months ended September 30,
	2001	2002		2002	2003
				(unaudited)		(unaudited)
Net loss, as reported	$(10,093,449)	$(25,647,155)	$(38,790,479)	$(16,419,794)	$(38,712,594)	$(77,503,073)
Plus: Employee stock compensation expense based on intrinsic value method	158,278	129,520	318,195	98,059	449,322	767,517
Less: Employee stock compensation expense determined under the fair value method for all awards	(99,493)	(159,383)	(434,803)	(109,909)	(502,276)	(937,079)

Pro forma net loss	$(10,034,664)	$(25,677,018)	$(38,907,087)	$(16,431,644)	$(38,765,548)	$(77,672,635)

Net loss per common share:
Basic and diluted, as reported	$(2.09)	$(3.97)		$(2.65)	$(4.93)

Basic and diluted, pro forma	$(2.07)	$(3.98)		$(2.65)	$(4.93)

        For the year ended December 31, 2000, the pro forma effect upon the Company's net loss, had compensation expense been determined under SFAS 123, is insignificant.

        Stock compensation arrangements to nonemployees are accounted for in accordance with SFAS No. 123, as amended by SFAS No. 148, and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

Comprehensive Loss

        Comprehensive loss is comprised of net loss and unrealized gains/losses on available-for-sale securities, in accordance with SFAS No. 130, Reporting Comprehensive Income.

Income Taxes

        The Company uses the liability method for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Currently there is no provision for income taxes as the Company has incurred net losses to date.

Fair Value of Financial Instruments

        Financial instruments, including cash and cash equivalents, accounts payable, debt obligations and other accrued liabilities but excluding short-term investments, are carried at cost, which management believes approximates fair value given their short-term nature.

Recent Accounting Pronouncements

        In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), Guarantor's Disclosure Requirements for Guarantees, Including Indirect Guarantees of Others. FIN 45 clarifies the guarantor's requirements relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees and requires the guarantor to recognize at the inception of a guarantee a liability for the fair value of the guarantee obligation. FIN 45 also requires additional disclosures by a guarantor in its financial statements about the obligation associated with guarantees issued. The provisions for the initial recognition and measurement of guarantees are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The Company adopted the disclosure requirements for its financial statements as of December 31, 2002 and to date, the adoption of FIN 45 has not had a material effect on its operations or on its financial condition.

        In December 2002, the EITF issued EITF Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables ("EITF 00-21"). EITF 00-21 provides guidance on determining whether a revenue arrangement contains multiple deliverable items and if so, requires that revenue be allocated among the different items based on fair value. EITF 00-21 also requires that revenue on any item in a revenue arrangement with multiple deliverables not delivered completely must be deferred until delivery of the item is completed. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company's implementation of EITF 00-21 did not have a material impact on its financial statements.

        In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities ("FIN No. 46"). This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. As amended, this interpretation applies at the end of the first fiscal year or interim period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not expect the adoption of FIN No. 46 to have a material impact on its financial statements.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("SFAS No. 150"). SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's financial statements.

2. Net Loss Per Common Share

        Basic net loss per common share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period, without consideration of additional potential common shares. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding and dilutive potential common shares for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, preferred stock, options, and warrants are considered to be potential common shares and are only included in the calculation of diluted net loss per common share when their effect is dilutive.

        The unaudited pro forma basic and diluted net loss per common share calculations assume the conversion of all outstanding shares of preferred stock into shares of common stock using the as-if-converted method as of January 1, 2002 or the date of issuance, if later.

	Year ended December 31,			Nine months ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
Historical
Numerator:
Net loss	$(2,057,647)	$(10,093,449)	$(25,647,155)	$(16,419,794)	$(38,712,594)

Denominator:
Weighted-average common shares outstanding	6,993,165	7,464,401	8,607,817	8,535,289	8,843,788
Less: Weighted-average unvested common shares subject to repurchase	(3,932,007)	(2,625,997)	(2,154,782)	(2,340,434)	(985,684)

Denominator for basic and diluted net loss per common share	3,061,158	4,838,404	6,453,035	6,194,855	7,858,104

Basic and diluted net loss per common share	$(0.67)	$(2.09)	$(3.97)	$(2.65)	$(4.93)

Pro forma
Net loss		$(25,647,155)		$(38,712,594)

Pro forma basic and diluted net loss per common share		$(0.66)		$(0.74)

Denominator for pro forma basic and diluted net loss per common share:
Shares used above		6,453,035		7,858,104
Pro forma adjustments to reflect assumed weighted-average effect of conversion of preferred stock		32,223,308		44,776,449

Shares used to compute pro forma basic and diluted net loss per common share		38,676,343		52,634,553

Historical outstanding dilutive securities not included in diluted net loss per share calculation
Preferred stock	17,103,032	44,776,449	44,769,242	44,776,449
Options to purchase common stock	442,500	1,799,800	1,127,800	3,055,300
Warrants	50,000	658,102	658,102	1,970,444

	17,595,532	47,234,351	46,555,144	49,802,193

3. Short-Term Investments

      The following is a summary of the fair value of available-for-sale securities as at September 30, 2003, December 31, 2002 and December 31, 2001.

	December 31, 2001
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Treasury Notes	$2,261,000	$7,869	$—	$2,268,869

Total	$2,261,000	$7,869	$—	$2,268,869

Reported as:
Short-term investments	$2,261,000	$7,869	$—	$2,268,869

	December 31, 2002
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Corporate Securities	$8,729,639	$72,496	$—	$8,802,135
Mortgage Securities	10,350,000	—	—	10,350,000
U.S. Government Securities	7,200,000	8,505	—	7,208,505

Total	$26,279,639	$81,001	$—	$26,360,640

Reported as:
Cash and cash equivalents	$10,350,000	—	—	$10,350,000
Short-term investments	$15,929,639	$81,001	—	$16,010,640

	$26,279,639	$81,001	$—	$26,360,640

	September 30, 2003 (unaudited)
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Government Securities	2,000,000	—	(207)	1,999,793
Mortgage Securities	2,750,000	—	—	2,750,000

Total	$4,750,000	$—	$(207)	$4,749,793

Reported as:
Cash and cash equivalents	$4,750,000	$—	$(207)	$4,749,793

4. License Agreements

        In 1999, the Company entered into two technology license agreements. The Company paid an upfront nonrefundable license fee in cash and shares upon execution of the agreements. The Company is required to pay annual license fees in addition to royalties on a percentage of sales over a certain threshold, as long as the patent related to the licenses remains valid. The Company is also required to make milestone payments which become due upon certain product development events. Per the terms of the technology license agreements, the Company may sublicense the technology and is required to pay royalties on any sublicense revenue received. All license fees and milestone payments were charged to research and development.

5. Property and Equipment

        Property and equipment consists of the following:

	December 31,
	2001	2002
Computer equipment and software	$141,959	$350,385
Lab equipment	440,256	1,320,519
Leasehold improvements	38,820	51,217
Office furniture and fixtures	194,188	245,449

	815,223	1,967,570
Less accumulated depreciation and amortization	(109,522)	(370,730)

Property and equipment, net	$705,701	$1,596,840

6. Related Party Transactions

Notes Receivable from Employees

        In 2002, the Company loaned $200,000 in the form of a recourse note to an officer. The note is secured by shares of the Company's common stock held by the officer and bears an interest rate of 4.50% per annum, with a three-year term. The Company also entered into a bonus plan with the officer to which the officer is entitled to three cash bonus payments of $75,667, $72,667 and $69,667 in October 2003, October 2004 and October 2005, respectively, or a pro rata portion thereof calculated based upon the number of days in the applicable year for which the officer remains employed by the Company. For the year ended December 31, 2002 and for the nine months ended September 30, 2003, loan repayments were made out of bonuses paid to the officer totalling $16,667 and $66,667, respectively, and were recorded as compensation expense.

        In 2001, the Company loaned $75,000 in the form of a recourse note to an officer. The note bears an interest rate of 7.75% per annum, with a four-year term and is due in three annual installments of $12,500 with the remaining $37,500 coming due on the one year anniversary of the effective date of a registration statement of the Company's common stock. The Company also entered into a bonus plan with the officer to which the officer is entitled to three cash bonus payments, each equal to $13,469, payable in June 2002, June 2003 and June 2004. For the years ended December 31, 2002 and 2001, and for the nine months ended September 30, 2003, loan repayments were made out of bonuses paid to the officer totalling $12,500, $6,250 and $3,125 and were recorded as compensation expense, respectively.

Private Placement Fees

        The Company engaged an affiliate of a major investor in the 2002 private placement, to act as sole placement agent for the transaction. The Chairman of our Board is a general partner of the major investor. The affiliate received total fees of $3.2 million in connection with the private placement, of which $2.4 million was settled in cash, and $807,499 settled in exchange for 436,486 shares of Series C convertible preferred stock.

7. Deferred Rent and Accrual for Loss on Subleased Property

        During 2001, the Company recorded a provision for the net future lease costs of a leased property, subleased to a third party at a lower amount. The provision amounted to $204,622 at December 31, 2002 and to $135,084 at September 30, 2003. The lease expires in February 2005. The future minimum payments under the lease, by year, are as follows:

	Lease Payments	Sublease Income	Net
Year ending December 31,
2003	$163,626	$(71,145)	$92,481
2004	170,166	(80,325)	89,841
2005	42,955	(20,655)	22,300

	$376,747	$(172,125)	$204,622

8. Convertible Notes Payable

        In January 2002, the Company signed a Note and Warrant Purchase Agreement with several investors to provide the Company with an aggregate amount of up to $10,000,000 in return for convertible notes ("notes") in one or more disbursements at any time prior to July 31, 2002.

        The Company drew down $3,000,000 in February 2002 and $1,500,000 in May 2002. The notes earned simple interest at 8% per annum, and were converted to Series C preferred stock at $1.85 per share, upon completion of the private placement in June 2002. Interest expense related to the notes was $82,849 for the year ended December 31, 2002, of which $26,598 was paid in cash, and $55,891 was paid with Series C preferred stock at $1.85 per share.

        In connection with the notes, the Company issued 608,102 warrants to purchase Series C preferred stock at an exercise price of $1.85 per share. The warrants have a five-year exercise period, subject to earlier termination upon an initial public offering of the Company's securities, and were purchased for total cash consideration of $135.

        After considering the fair value of the warrants, it was determined that the notes converted into preferred stock at a conversion price less than the fair value of the preferred stock. A beneficial conversion feature valued at approximately $642,000 was recorded as a discount to notes payable. As the notes were converted to preferred stock during 2002, the total amount of this discount was amortized in 2002 and is reflected in interest expense.

        The fair value of the issued warrants was established utilizing the Black-Scholes pricing model using the following weighted-average assumptions: a volatility of 80%, a risk-free interest rate of 2.78%, a contractual life of five years, and no annual dividends. The relative fair market value of the warrants was estimated as $642,491, recorded in convertible preferred stock and fully amortized to interest expense during 2002.

9. Leases and Commitments

        The Company entered into lease agreements in March 2000 and May 2001 for office space under noncancelable operating leases through April 2005 and May 2003, respectively. The noncancelable operating lease through April 2005 has been subleased (see Note 7). The future minimum payments under the lease that expires in May 2003, by year, are as follows:

Year ending December 31,
2003	$674,376

        Rent expense under the operating leases amounted to $1,714,305 for the year ended December 31, 2001, $1,894,244 for the year ended December 31, 2002, $1,420,555 for the nine months ended September 30, 2002, $1,364,362 for the nine months ended September 30, 2003 and $5,020,626 for the period from January 19, 1999 (inception) through September 30, 2003.

        As part of the lease agreements, the Company entered into letters of credit aggregating to $607,500 held by the Company's landlords. These letters of credit are secured by the Company's cash and short-term investments.

Terms of Loan Agreement with Comerica Bank

        In July 2001, the Company entered in a Loan and Security Agreement ("Loan Agreement") with Comerica bank for a line of credit. Pursuant to the Loan Agreement, the Company may request advances, equipment advances, and letters of credit (as such terms are defined in the Loan Agreement) up to an aggregate outstanding amount not to exceed $1,000,000. The Company had used $500,000 to secure a letter of credit in connection to the office space lease agreements. The Loan Agreement was terminated in September 2002.

        In consideration of the line of credit, the Company issued warrants exercisable for an aggregate of 50,000 shares of Series B-1 preferred stock at an exercise price of $1.08 per share. The fair value for these warrants was established utilizing the Black-Scholes pricing method using the following weighted-average assumptions: a volatility of 80%, a risk-free interest rate of 5.09%, a contractual life of 10 years, and no annual dividends. The fair value of the warrants estimated to be $45,500, was recorded as prepaid interest and amortized over the term of the loan, which terminated in September 2002. Interest expense relating to these warrants amounted to $6,319 for the year ended December 31, 2001, $39,181 for the year ended December 31, 2002, and $45,500 for the period from January 19, 1999 (inception) through September 30, 2003.

Equipment Loan Agreement

        In February 2003, the Company entered in a Loan Agreement with a lender for an equipment loan. Pursuant to the Loan Agreement, the Company may receive loan proceeds up to an aggregate of $1,500,000. The Company has drawn down approximately $1,200,000 of the loan through September 30, 2003. The loan bears interest at 8.25% per annum and is repayable in 36 monthly installments through 2006. The Company's obligations under the Loan Agreement are secured by a security interest in equipment specified in the Loan Agreement. In consideration of the equipment loan, the Company issued warrants exercisable for an aggregate of 15,045 shares of the Series C preferred stock at an exercise price of $1.85 per share. The fair value of these warrants was established utilizing the Black-Scholes pricing method using the following weighted-average assumptions: a volatility of 80%, a risk-free interest rate of 3.9%, a contractual life of 10 years, and no annual dividends. The fair market value of the warrants was estimated to be $19,800 and will be amortized to expense over the life of the loan.

10. Stockholders' Equity (Deficit)

Common Stock

        In January 1999, the Company issued 5,555,000 shares of common stock to the founders, original contributors, and attorneys at $0.001 per share, with 4,375,000 of the shares subject to repurchase rights which lapse over a 48-month period from the date of issuance. The Company has an irrevocable option to repurchase, only when the relationship of the founder with the Company is terminated with cause, as defined in the agreement. At December 31, 2001 and 2002 and September 30, 2003, 1,184,896, 91,146 and 0 shares, respectively, remained subject to repurchase.

        In December 1999, the Company issued 15,000 shares of common stock to a consultant at $0.06 per share, the fair value of common stock at the date of issuance. During 2000, the Company issued 135,865 shares of common stock to consultants at $0.06 per share, the fair value of common stock at the date of issuance.

        In January 2000, the Company issued 1,200,000 shares of common stock to an employee at $0.06 per share, the fair value of common stock at the date of issuance as deemed by the board of directors. In the event the employee's employment with the Company is terminated, the Company has the right to repurchase all unvested shares from the employee at the original purchase price for a period of 90 days after termination. These repurchase rights lapse with respect to 300,000 shares on the first anniversary of the date of grant, and for the remainder, ratably over the following 36 months. At December 31, 2001 and 2002 and September 30, 2003, 675,000, 325,000 and 100,000 shares, respectively, of common stock were subject to repurchase.

        During 2002, the Company issued 24,000 options to consultants at $0.30 per share, the estimated fair value of common stock at the date of issuance. These options were exercised in 2002.

Convertible Preferred Stock

        At December 31, 2002 and September 30, 2003, the Company was authorized to issue up to 49,403,032 shares of convertible preferred stock, issuable in series. Through September 30, 2003, 4,325,254 shares have been designated as Series A convertible preferred stock, 10,000,000 shares have been designated as Series B convertible preferred stock, 2,777,778 shares have been designated as Series B-1 convertible preferred stock, and 27,673,417 shares have been designated as Series C convertible preferred stock.

        The Company initially recorded the Series A, B, B-1 and C convertible preferred stock at their fair values on the date of issuance in 1999, 2000, 2001 and 2002, respectively, net of issuance costs of $15,004, $104,172, $56,359 and $3,499,854, respectively. A redemption event will only occur upon the liquidation, winding up or change in control or sale of substantially all of the assets of the Company. As the redemption event is outside the control of the Company, all shares of convertible preferred stock have been presented outside of permanent equity in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities. Further, the Company has also elected not to adjust the carrying values of the Preferred Stock to the redemption value of such shares, since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying values to the redemption values will be made if it becomes probable that such redemption will occur.

        In June and July 2002, the Company completed a private placement for the sale of 27,229,724 shares of Series C convertible preferred stock at $1.85 per share, resulting in gross cash proceeds of $45,819,099 and conversion of $4,555,890 of notes and accrued interest.

        Issuance costs incurred totaled $3,499,854, of which $807,499 was the estimated fair value of 436,486 shares of Series C convertible preferred stock issued for related professional services in lieu of cash. The fair value was estimated based on the closing exercise price for Series C convertible preferred stock in the private placement.

        In June 2002, the Company issued 7,207 shares of Series C convertible preferred stock to consultants for professional services. The estimated fair value of the shares issued was $13,333, based on the issue price in the private placement of $1.85 per share, and was expensed immediately.

        The rights and features of the Company's convertible preferred stock are as follows:

Dividends

        Holders of shares of convertible preferred stock are entitled to noncumulative dividends of 8% per share if and when declared by the Board of Directors. These dividends are to be paid in advance of any distributions to common stockholders. No dividends have been declared or paid by the Company through September 30, 2003.

Conversion

        Each share of convertible preferred stock is convertible, at the option of the holder, into shares of common stock on a one-for-one basis, subject to adjustment for anti-dilution. Conversion is automatic upon the closing of an underwritten public offering with aggregate gross proceeds of at least $40,000,000 and an offering price of at least $5.00 (as adjusted for any stock splits, stock dividends, recapitalizations and the like) or upon the approval of the holders of at least two-thirds of the outstanding shares of the Series C convertible preferred stock. The Company has reserved sufficient shares of common stock for issuance upon conversion of the outstanding preferred stock. The preferred stock has voting rights on an as-if-converted to common stock basis.

Voting

        Each holder of the shares of convertible preferred stock is entitled to voting rights equivalent to the number of shares of common stock into which their respective shares are convertible.

Liquidation Preference

        In the event of liquidation, dissolution or winding up of the Company, holders of Series A, B, B-1, and C preferred stocks shall have a liquidation preference of $0.578, $1.00, $1.08, and $1.85 per share, respectively, plus any declared but unpaid dividends. After payment of these preferential amounts, the remaining assets of the Company shall be distributed among the holders of the preferred and common stock pro rata based on the number of shares of common stock held (as if the preferred stock had converted.) If upon liquidation, the assets of the Company are insufficient to provide for the preferential amounts, then the entire assets of the Company shall be distributed first to the holders of Series C preferred stock and then to the holders of Series A, B and B-1 preferred stock on a pari passu basis, in proportion to the full preferential amount of the respective preferred shares. A change of control or sale of substantially all of the assets of the Company is considered to be a liquidation event.

Stock Options

        The 1999 Equity Incentive Plan (the "Plan") was adopted in July 1999 and provides for the issuance of stock options. As of December 31, 2002 and September 30, 2003, the Company had reserved 2,333,851 and 3,522,944 shares of common stock for issuance under the Plan, respectively.

        Stock options granted under the Plan may be either incentive stock options, nonstatutory stock options, stock bonuses, or rights to acquire restricted stock. Incentive stock options may be granted to employees with exercise prices of no less than the fair value of the common stock on the grant date and nonstatutory options may be granted to employees, directors, or consultants at exercise prices of no less than 85% of the fair value of the common stock on the grant date, as determined by the board of directors. If, at the time the Company grants an option, the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option price shall be at least 110% of the fair value and shall not be exercisable more than five years after the date of grant. Options may be granted with vesting terms as determined by the board of directors. Except as noted above, options expire no more than 10 years after the date of grant or earlier if employment is terminated.

        Common stock options may include a provision whereby the holder, while an employee, director, or consultant, may elect at any time to exercise the option as to any part or all of the shares subject to the option prior to the full vesting of the option. Any unvested shares so purchased are subject to repurchase by the Company at a price equal to the original purchase price of the stock. This right of repurchase will lapse with respect to the option shares, and each optionee shall vest in his or her option shares, as follows: a minimum of 20% of the option shares upon completion of one year of service measured from the vesting commencement date, and the balance of the option shares in a series of successive equal monthly installments upon the optionee's completion of each of the next 36 months of service thereafter. At December 31, 2002 and September 30, 2003, 1,237,327 and

1,218,684 shares, respectively, of common stock acquired through the exercise of options are subject to the Company's right of repurchase.

        A summary of activity under the Plan is as follows:

		Outstanding Options
	Shares Available for Grant	Number of Shares	Weighted-Average Exercise Price Per Share
Shares reserved	2,000,000	—	—
Options granted	(70,000)	70,000	$0.06
Options exercised	—	(15,000)	$0.06

Balances at December 31, 1999	1,930,000	55,000	$0.06
Shares reserved	2,839,296	—	—
Options granted	(1,698,745)	1,698,745	$0.06
Options exercised	—	(1,311,745)	$0.06

Balances at December 31, 2000	3,070,551	442,000	$0.06
Options granted	(1,107,500)	1,107,500	$0.10
Options exercised	—	(1,009,500)	$0.09
Options canceled	97,500	(97,500)	$0.06

Balances at December 31, 2001	2,060,551	442,500	$0.09
Additional shares authorized	2,110,000		—
Options granted	(1,997,800)	1,997,800	$0.27
Options exercised	—	(495,000)	$0.10
Options canceled	145,500	(145,500)	$0.21
Shares repurchased	15,600	—	$0.11

Balances at December 31, 2002	2,333,851	1,799,800	$0.28
Options granted (unaudited)	(2,155,500)	2,155,500	$0.30
Options exercised (unaudited)	—	(641,791)	$0.30
Options canceled (unaudited)	258,209	(258,209)	$0.30
Shares repurchased (unaudited)	31,084	—	$0.11

Balances at September 30, 2003 (unaudited)	467,644	3,055,300	$0.29

        The following table summarizes information about the stock options outstanding at December 31, 2002:

	Options Outstanding
Exercise Prices	Number Outstanding at December 31, 2002	Weighted-Average Remaining Contractual Life	Options Vested at December 31, 2002
		(In years)
$0.06	52,000	7.58	1,168,660
$0.10	165,550	8.41	461,108
$0.30	1,582,250	9.70	23,283

	1,799,800	9.52	1,653,051

        The weighted-average fair value of options granted during the year ended December 31, 2002 and the nine months ended September 30, 2003 were $0.18 and $1.41, respectively.

        The following table summarizes information about the stock options outstanding at September 30, 2003 (unaudited):

	Options Outstanding
Exercise Prices	Number Outstanding at September 30, 2003	Weighted-Average Remaining Contractual Life	Options Vested at September 30, 2003
		(In years)
$0.06	52,000	6.84	1,447,285
$0.10	157,800	7.63	687,869
$0.30	2,845,500	9.34	606,076

	3,055,300	9.21	2,741,230

        For all options granted to consultants in 2002, the Black-Scholes option pricing method was applied using the following weighted-average assumptions for 2002: a volatility of 80%, a risk-free interest rate of 4.84%, a contractual option life of 10 years, and no annual dividends. The measurement of stock-based compensation to nonemployees is subject to periodic adjustment as the underlying awards vest. The total compensation expense recorded in 2002 was $16,437.

Notes Receivable From Officers

        During 2000, the Company issued a note receivable to an officer to finance the purchase of shares of the Company's common stock. The principal amount of the note is $70,800 and bears interest at 5.88% per annum, is full recourse, and matures in 2004. As of December 31, 2002 and September 30, 2003 (unaudited), the note receivable balance is $70,800 plus accrued interest of approximately $12,700 and $15,900, respectively, of which the principal is recorded in stockholders' equity (deficit). The accrued interest is recorded as other long-term assets.

        During 2001, the Company issued a note receivable to an officer to finance the purchase of shares of the Company's common stock. The principal amount of the note is $11,000 and bears interest at 7.75% per annum, is full recourse, and matures in 2004. As of December 31, 2002 and September 30, 2003 the note receivable balance is $10,915 plus accrued interest of approximately $1,100 and $1,800, respectively, of which the principal is recorded in stockholders' equity (deficit). The accrued interest is recorded as other long-term assets.

        During 2001, the Company issued a note receivable to an officer to finance the purchase of shares of the Company's common stock. The principal amount of the note is $39,600 and bears interest at 10% per annum, is full recourse, and matures in 2005. As of December 31, 2002 and September 30, 2003 the note receivable balance is $39,600 plus accrued interest of approximately $4,100 and $7,100, respectively, of which the principal is recorded in stockholders' equity (deficit).

Shares Reserved for Issuance

        The Company has reserved shares of common stock for future issuance as follows:

	December 31, 2002	September 30, 2003
Options outside Plan	10,000	10,000
Stock Option Plan	4,133,651	3,522,944
Conversion of outstanding convertible preferred stock	44,776,449	44,776,449
Conversion of outstanding convertible debt	—	4,324,324
Conversion of outstanding convertible preferred stock warrants	658,102	1,920,444

	49,578,202	54,554,161

11. Income Taxes

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2001	2002
Deferred tax assets:
Federal and state net operating losses	$5,030,532	$14,680,640
Federal and state research credits	345,368	1,989,212
Other	164,128	446,758

	5,541,028	17,116,610
Valuation allowance	(5,541,028)	(17,116,610)

Net deferred tax assets	$—	$—

        Realization of the deferred tax assets is dependent upon future taxable income, if any, the amount and timing of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The net valuation allowance increased by approximately $4,300,000 and $11,600,000 during the years ended December 31, 2001 and 2002, respectively. Deferred tax assets primarily relate to net operating loss and tax credit carryforwards.

        As of December 31, 2002 the Company had federal and state net operating loss carryforwards of approximately $36,000,000. The Company also had federal and state research and development tax credit carryforwards of approximately $1,100,000 and $1,300,000, respectively. The net operating loss and tax credit carryforwards will expire at various dates beginning in 2007 through 2022, if not utilized.

        Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

        As a result of California legislation, the utilization of a substantial portion of the Company's California state net operating loss carry forward is suspended for 2003.

12. Subsequent Events

Collaboration Agreement

        In October 2003, the Company entered into a collaboration agreement with Bristol-Myers Squibb Company ("BMS") for the development and commercialization of E2F Decoy. In connection with the collaboration, BMS will co-promote E2F Decoy in the United States and share equally in profits and losses. Additionally, the Company has granted BMS the exclusive right to commercialize E2F Decoy outside the United States pursuant to a royalty-bearing license.

        In connection with the collaboration, BMS paid the Company $45,000,000, consisting of an initial nonrefundable cash payment of $25,000,000 and an additional $20,000,000 cash payment for 8,316,008 shares of Series D convertible preferred stock at $2.405 per share. The rights and features of Series D convertible preferred stock are substantially the same as Series C preferred stock. The collaboration also provides additional funding including payment for the majority of ongoing development costs for E2F Decoy and substantial regulatory and sales milestones. BMS has the right to terminate this collaboration, in whole or in part, for convenience with six months advance notice.

        The Company expects to record a deemed dividend of $3,509,355 in October 2003 associated with the issuance of the Series D convertible preferred stock to reflect the value of the beneficial conversion feature embedded therein. The deemed dividend will increase the net loss allocable to common stockholders in the calculation of basic and diluted net loss per common share.

Series C Preferred Stock

        In September 2003, the Company signed another Note and Warrant Purchase Agreement with several investors to provide the Company with an aggregate of $20,000,000 in return for convertible notes in one or more disbursements at any time prior to March 15, 2004.

        The Company drew down $8,000,000 in September 2003 and $12,000,000 in October 2003. The notes earned simple interest at 8% per annum, and converted into preferred stock in October 2003. Notes interest expense was $47,332 for the nine months ended September 30, 2003.

        In connection with these notes, the Company issued 1,297,297 and 1,945,928 warrants to purchase Series C preferred stock at an exercise price of $1.85 per share related to the September and October 2003 draw downs, respectively. The warrants have a five-year exercise period, subject to earlier termination upon an initial public offering of the Company's securities.

        After considering the fair value of the warrants, it was determined that the notes converted into preferred stock at a conversion price less than the fair value of the preferred stock. The Company recorded a beneficial conversion feature of $5,191,191 in September 2003 and expects to record $9,006,086 in October 2003 associated with these issuances to reflect the value of the beneficial conversion feature embedded in the Series C preferred stock. The Company expects to record $19,052,655 as interest expense upon conversion of the notes in October 2003 comprising the relative fair market value of the warrants issued in September and October 2003 and the associated beneficial conversion features. The guidelines set forth in EITF Consensus No. 98-5 limit the amount of the beneficial conversion feature to the amount of the proceeds of the related financing.

        The fair value of the issued warrants was established utilizing the Black-Scholes pricing model using the following weighted-average assumptions: a volatility of 80%, a risk-free interest rate of 2.78%, a contractual life of five years, and no annual dividends.

        The relative fair market value of the warrants was estimated as $1,861,464 and $2,993,914 for the warrants issued in September 2003 and October 2003, respectively. During the nine months ended September 30, 2003 the Company amortized $34,293 to interest expense. Upon conversion of the notes into preferred stock in October 2003 the Company expects to record $4,840,547 in preferred share capital and fully amortize the amount to interest expense.

        In October 2003, the Company issued 5,405,400 shares of Series C convertible preferred stock at $1.85 per share resulting in gross cash proceeds of $10,000,000. The Company expects to record a deemed dividend of $5,281,076 associated with the issuance to reflect the value of the beneficial conversion feature embedded therein. The deemed dividend will increase the net loss allocable to common stockholders in the calculation of basic and diluted net loss per common share.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the registration fee and the NASD filing fee.

	Total
SEC registration fee		$6,978
NASD filing fee		9,125
Nasdaq National Market initial listing fee		100,000
Blue sky qualification fees and expenses		1,000
Printing and engraving expenses		200,000
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*
To be provided by amendment.

Item 14. Indemnification of Officers and Directors

        As permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that (i) the registrant is required to indemnify its directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law, (ii) the registrant may, in its discretion, indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (iii) the registrant is required to advance all expenses incurred by its directors and officers in connection with certain legal proceedings, (iv) the rights conferred in the bylaws are not exclusive, and (v) the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents.

        The registrant has entered into agreements with its directors and officers that require the registrant to indemnify such persons against expenses, judgments, fines, settlements, and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of the registrant or any of its affiliates. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves a director or officer of the registrant regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

        The underwriting agreement filed as exhibit 1.1 to this registration statement provides for indemnification under certain circumstances by the underwriters of the registrant, its directors, and certain of its officers for liabilities arising under the Securities Act of 1933, as amended, or otherwise.

        The registrant maintains a directors' and officers' insurance and registrant reimbursement policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses the registrant for those losses for which the registrant has lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

        The Amended and Restated Investor Rights Agreement between the registrant and certain investors provides for cross-indemnification in connection with registration of the registrant's common stock on behalf of such investors.

Item 15. Recent Sales of Unregistered Securities

        Since inception through October 31, 2003, the registrant has sold and issued the following unregistered securities:

        (1)   The registrant sold an aggregate of 4,514,786 shares of its common stock to employees, directors and consultants for cash consideration in the aggregate amount of $618,509.05 upon the exercise of stock options and stock awards granted under its 1999 Equity Incentive Plan, 46,684 shares of which have been repurchased.

        (2)   The registrant granted stock options and stock awards to employees, directors and consultants under its 1999 Equity Incentive Plan covering an aggregate of 7,019,545 shares of common stock, at exercise prices ranging from $0.06 to $0.30 per share. Of these, options covering an aggregate of 501,209 were canceled without being exercised.

        (3)   The registrant granted a stock option to a consultant covering 10,000 shares of common stock, at an exercise price of $0.06 per share, a stock award to a director covering 400,000 shares of common stock, at a fair market value of $0.30 per share and stock options to directors covering 800,000 shares of common stock, at a fair market value of $0.30 per share. Both the stock options and stock award were granted outside the registrant's 1999 Equity Incentive Plan.

        (4)   In January 1999, the registrant sold 5,500,000 shares of common stock to 4 purchasers, at $0.001 per share, for an aggregate purchase price of $5,500.00.

        (5)   In January 1999, the registrant issued a warrant to purchase 55,000 shares of common stock to an investor in connection with services rendered. The warrant has an exercise price of $0.001 per share. The warrant was exercised in August 1999.

        (6)   February and March 1999, the registrant sold 4,325,254 shares of Series A preferred stock to 17 purchasers, at $0.578 per share, for an aggregate purchase price of $2,499,996.81. Shares of Series A preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series A preferred stock owned.

        (7)   In August 1999, the registrant sold 323,255 shares of common stock to 3 purchasers, at $0.001 per share, for an aggregate purchase price of $323.26.

        (8)   In November 2000, January 2001 and April 2001, the registrant sold 125,865 shares of common stock to 3 purchasers, at $0.06 per share, for an aggregate purchase price of $7,551.90.

        (9)   In November 2000 and May 2001, the registrant sold 10,000,000 shares of Series B preferred stock to 20 purchasers, at $1.00 per share, for an aggregate purchase price of $10,000,000.00. Shares of Series B preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series B preferred stock owned.

        (10) In February 2001, the registrant sold 2,777,778 shares of Series B-1 preferred stock to a purchaser, at $1.08 per share, for an aggregate purchase price of $3,000,000.24. Shares of Series B-1 preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series B-1 preferred stock owned.

        (11) In July 2001, the registrant issued a warrant to purchase 50,000 shares of Series B-1 preferred stock to an investor in connection with a credit facility. The warrant has an exercise price of $1.08 per share. The warrant is currently exercisable in whole or in part and shall terminate on July 27, 2011.

        (12) In February, May and June 2002, the registrant issued convertible promissory notes in the aggregate principal amount of $4,500,000.00 convertible into Series C preferred stock and warrants to purchase an aggregate of 608,102 shares of Series C preferred stock to 6 investors in connection with a bridge loan. The convertible promissory notes convert at the rate of $1.85 per share. The warrants have an exercise price of $1.85 per share. The warrants shall terminate unless exercised prior to the closing of this offering.

        (13) In June and July 2002 and October 2003, the registrant sold 32,635,124 shares of Series C preferred stock to 37 purchasers at $1.85 per share for an aggregate purchase price of $60,374,979.40. Shares of Series C preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series C preferred stock owned.

        (14) In October 2002, the registrant issued 436,486 shares of Series C preferred stock to one purchaser for services rendered in connection with the Series C preferred stock financing. The registrant also sold 7,207 shares of Series C preferred stock to one purchaser at $1.85 per share for an aggregate purchase price of $13,332.95 for services rendered. Shares of Series C preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series C Preferred stock owned.

        (15) In February, April, August and October 2003, the registrant issued warrants exercisable into 17,823 shares of Series C preferred stock to an investor in connection with a credit facility. The warrants have an exercise price of $1.85 per share. The warrants are currently exercisable in whole or in part and shall terminate on the tenth anniversary of the date of such respective warrant.

        (16) In September and October 2003, the registrant issued convertible promissory notes in the aggregate principal amount of $20,000,000.00 convertible into Series C preferred stock to 16 investors in connection with a bridge loan. The convertible promissory notes convert at the rate of $1.85 per share.

        (17) In October 2003, the registrant issued 8,316,008 shares of Series D preferred stock to one purchaser at $2.405 per share for an aggregate purchase price of $19,999,999.24. Shares of Series D preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series D preferred stock owned.

        (18) In October 2003, the registrant issued 10,810,795 shares of Series C preferred stock in connection with the voluntary conversion of convertible promissory notes in the aggregate principal amount of $20,000,000.00. The registrant further issued warrants to purchase 3,243,225 shares of Series C preferred stock at a purchase price of $0.001 per share, for an aggregate purchase price of $3,243.23. The warrants have an exercise price of $1.85 per share. The warrants shall terminate unless exercised prior to the closing of this offering.

        The registrant claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (1) through (3) above under Section 4(2) under the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

        The registrant claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (4) through (18) by virtue of Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which the registrant relied on Regulation D and/or Section 4(2) represented that they were accredited investors as defined under the Securities Act. The registrant claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits.

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Certificate of Incorporation.
3.2*	Restated Certificate of Incorporation to be effective upon completion of this offering.
3.3	Amended and Restated Bylaws.
3.4*	Restated Bylaws, to be effective upon completion of this offering.
4.1	Reference is made to Exhibits 3.1 through 3.4.
4.2*	Specimen stock certificate.
5.1*	Opinion of Cooley Godward LLP.
10.1*	2003 Equity Incentive Plan.
10.2*	2003 Non-Employee Directors' Stock Option Plan.
10.3*	2003 Employee Stock Purchase Plan.
10.4	Lease Agreement, dated March 16, 2000, between Gateway Center, LLC and Corgentech Inc.
10.5	Sublease, dated March 11, 2002, between Michael Gurfinkel and Corgentech Inc.
10.6	Sublease, dated May 15, 2003, between Coulter Pharmaceuticals, Inc. and Corgentech Inc.
10.7	Lease, dated November 7, 1997, between Coulter Pharmaceuticals, Inc. and HMS Gateway Office L.P., as amended by the First Amendment to Lease Agreement, dated November 10, 1998, and Second Amendment to Lease Agreement, dated May 19, 2000.
10.8†	Restated and Amended Exclusive License Agreement, dated May 15, 2003, between The Board of Trustees of the Leland Stanford Junior University and Corgentech Inc.
10.9†	Restated and Amended License Agreement, dated October 1, 2003, between The Brigham and Women's Hospital, Inc. and Corgentech Inc.
10.10†	Collaboration Agreement, dated October 10, 2003, between Bristol-Myers Squibb Company and Corgentech Inc.
10.11	Master Security Agreement, dated February 3, 2003, between GE Capital Corporation and Corgentech Inc., as amended.
10.12	Amended and Restated Investor Rights Agreement, dated October 10, 2003.
10.13	Form of Indemnity Agreement.
10.14	Employment Letter, dated November 29, 1999, with John P. McLaughlin.
10.15	Promissory Note, dated January 19, 2000, issued by John P. McLaughlin to Corgentech Inc.
10.16	Stock Pledge Agreement, dated March 2, 2000, with John P. McLaughlin.
10.17	Termination of Preemptive Rights and Registration Rights Agreement, dated May 17, 2002, between John P. McLaughlin and Corgentech Inc.
10.18	Employment Letter, dated August 18, 2000, with Leslie M. McEvoy.
10.19	Promissory Note, dated June 28, 2001, issued by Leslie M. McEvoy to Corgentech Inc.
10.20	Promissory Note, dated August 24, 2001, issued by Leslie M. McEvoy to Corgentech Inc.
10.21	Letter Agreement, dated June 30, 2001, with Leslie M. McEvoy.
10.22	Letter Agreement, dated August 24, 2001, with Leslie M. McEvoy.
10.23	Stock Pledge Agreement, dated August 28, 2001, with Leslie M. McEvoy.
10.24	Employment Letter, dated October 18, 2001, with Richard P. Powers.
10.25	Promissory Note, dated December 20, 2001, issued by Richard P. Powers to Corgentech Inc.

10.26	Stock Pledge Agreement, dated December 20, 2001, with Richard P. Powers.
10.27	Employment Letter, dated February 1, 2001, with Todd J. Lorenz.
10.28	Employment Letter, dated July 2, 2002, with James Z. Huang.
10.29	Letter Agreement, dated October 11, 2002, with James Z. Huang.
10.30	Promissory Note, dated October 11, 2002, issued by James Z. Huang to Corgentech Inc.
10.31	Stock Pledge Agreement, dated October 11, 2002, with James Z Huang.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2*	Consent of Cooley Godward LLP (included in Exhibit 5.1).
24.1	Power of Attorney, contained on signature page.

*
To be filed by amendment.

†
Confidential treatment has been requested for portions of this exhibit.

        All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Item 17. Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        The undersigned registrant undertakes that:

        (1)   for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and

        (2)   for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of South San Francisco, in the County of San Mateo, State of California, on the 4th day of December, 2003.

CORGENTECH INC.
By:	/s/ JOHN P. MCLAUGHLIN
John P. McLaughlin
President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints John P. McLaughlin and Richard P. Powers his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the registration statement on Form S-1, and to any registration statement filed under Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN P. MCLAUGHLIN John P. McLaughlin	President, Chief Executive Officer and Director (Principal Executive Officer)	December 4, 2003
/s/ RICHARD P. POWERS Richard P. Powers	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	December 4, 2003
/s/ FRITZ R. BÜHLER Fritz R. Bühler, M.D.	Director	December 4, 2003
/s/ VICTOR J. DZAU Victor J. Dzau, M.D.	Director	December 4, 2003
/s/ RODNEY A. FERGUSON Rodney A. Ferguson, Ph.D.	Chairman of the Board	December 4, 2003
/s/ DANIEL S. JANNEY Daniel S. Janney	Director	December 4, 2003
/s/ MICHAEL B. SWEENEY Michael B. Sweeney	Director	December 4, 2003

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Certificate of Incorporation.
3.2*	Restated Certificate of Incorporation to be effective upon completion of this offering.
3.3	Amended and Restated Bylaws.
3.4*	Restated Bylaws, to be effective upon completion of this offering.
4.1	Reference is made to Exhibits 3.1 through 3.4.
4.2*	Specimen stock certificate.
5.1*	Opinion of Cooley Godward LLP.
10.1*	2003 Equity Incentive Plan.
10.2*	2003 Non-Employee Directors' Stock Option Plan.
10.3*	2003 Employee Stock Purchase Plan.
10.4	Lease Agreement, dated March 16, 2000, between Gateway Center, LLC and Corgentech Inc.
10.5	Sublease, dated March 11, 2002, between Michael Gurfinkel and Corgentech Inc.
10.6	Sublease, dated May 15, 2003, between Coulter Pharmaceuticals, Inc. and Corgentech Inc.
10.7	Lease, dated November 7, 1997, between Coulter Pharmaceuticals, Inc. and HMS Gateway Office L.P., as amended by the First Amendment to Lease Agreement, dated November 10, 1998, and Second Amendment to Lease Agreement, dated May 19, 2000.
10.8†	Restated and Amended Exclusive License Agreement, dated May 15, 2003, between The Board of Trustees of the Leland Stanford Junior University and Corgentech Inc.
10.9†	Restated and Amended License Agreement, dated October 1, 2003, between The Brigham and Women's Hospital, Inc. and Corgentech Inc.
10.10†	Collaboration Agreement, dated October 10, 2003, between Bristol-Myers Squibb Company and Corgentech Inc.
10.11	Master Security Agreement, dated February 3, 2003, between GE Capital Corporation and Corgentech Inc., as amended.
10.12	Amended and Restated Investor Rights Agreement, dated October 10, 2003.
10.13	Form of Indemnity Agreement.
10.14	Employment Letter, dated November 29, 1999, with John P. McLaughlin.
10.15	Promissory Note, dated January 19, 2000, issued by John P. McLaughlin to Corgentech Inc.
10.16	Stock Pledge Agreement, dated March 2, 2000, with John P. McLaughlin.
10.17	Termination of Preemptive Rights and Registration Rights Agreement, dated May 17, 2002, between John P. McLaughlin and Corgentech Inc.
10.18	Employment Letter, dated August 18, 2000, with Leslie M. McEvoy.
10.19	Promissory Note, dated June 28, 2001, issued by Leslie M. McEvoy to Corgentech Inc.
10.20	Promissory Note, dated August 24, 2001, issued by Leslie M. McEvoy to Corgentech Inc.
10.21	Letter Agreement, dated June 30, 2001, with Leslie M. McEvoy.
10.22	Letter Agreement, dated August 24, 2001, with Leslie M. McEvoy.
10.23	Stock Pledge Agreement, dated August 28, 2001, with Leslie M. McEvoy.
10.24	Employment Letter, dated October 18, 2001, with Richard P. Powers.
10.25	Promissory Note, dated December 20, 2001, issued by Richard P. Powers to Corgentech Inc.
10.26	Stock Pledge Agreement, dated December 20, 2001, with Richard P. Powers.
10.27	Employment Letter, dated February 1, 2001, with Todd J. Lorenz.
10.28	Employment Letter, dated July 2, 2002, with James Z. Huang.
10.29	Letter Agreement, dated October 11, 2002, with James Z. Huang.

10.30	Promissory Note, dated October 11, 2002, issued by James Z. Huang to Corgentech Inc.
10.31	Stock Pledge Agreement, dated October 11, 2002, with James Z Huang.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2*	Consent of Cooley Godward LLP (included in Exhibit 5.1).
24.1	Power of Attorney, contained on signature page.

*
To be filed by amendment.

†
Confidential treatment has been requested for portions of this exhibit.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Corporate Information
The Offering
Summary Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
PRINCIPAL STOCKHOLDERS
CERTAIN TRANSACTIONS
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
Index to Financial Statements
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
Corgentech Inc. (a development stage company) Balance Sheets
Corgentech Inc. (a development stage company) Statements of Operations
Corgentech Inc. (a development stage company) Statements of Cash Flows
Corgentech Inc. (a development stage company) Notes to Financial Statements
PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX